                                                                EXHIBIT 99(a)(1)

                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK

                                      OF

                                  REXEL, INC.

                                      AT

                         $22.50 NET PER SHARE IN CASH

                                      BY

                  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                           A WHOLLY OWNED SUBSIDIARY

                                      OF

                                  REXEL S.A.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 20, 1997, UNLESS THE OFFER IS EXTENDED.

  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC., A NEW YORK CORPORATION ("PURCHASER") AND A WHOLLY OWNED SUBSIDIARY OF REXEL S.A., A FRENCH SOCIETE ANONYME ("PARENT"), IS OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE (THE "SHARES"), OF REXEL, INC., A NEW YORK CORPORATION (THE "COMPANY"), AT A PRICE OF $22.50 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER, AS AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONSTITUTE THE "OFFER").

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, NOT LESS THAN 6,760,905 SHARES (WHICH CONSTITUTE A MAJORITY OF THE SHARES NOT OWNED BY PARENT OR PURCHASER ON A FULLY DILUTED BASIS) (THE "MINIMUM CONDITION"). SEE "THE TENDER OFFER--SECTION 12. CERTAIN CONDITIONS OF THE OFFER."

  THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A COMMITTEE OF THE BOARD OF DIRECTORS COMPRISED OF THREE INDEPENDENT DIRECTORS, HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN PURCHASER AND PARENT) AND HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT (AS DEFINED HEREIN) AND RECOMMENDS THAT SUCH SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS--RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD."

  THE SHARES ARE LISTED ON BOTH THE NEW YORK STOCK EXCHANGE (THE "NYSE") AND THE PACIFIC STOCK EXCHANGE UNDER THE SYMBOL "RXL". ON OCTOBER 17, 1997, THE LAST FULL DAY OF TRADING, PRIOR TO THE ANNOUNCEMENT OF THE EXECUTION OF THE MERGER AGREEMENT, THE CLOSING PRICE ON THE NYSE COMPOSITE TAPE WAS $21.31 PER SHARE. ON OCTOBER 22, 1997, THE LAST FULL TRADING DAY PRIOR TO THE COMMENCEMENT OF THE OFFER, THE CLOSING PRICE ON THE NYSE COMPOSITE TAPE WAS $22.25 PER SHARE. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

                                   IMPORTANT

  ANY SHAREHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH SHAREHOLDER'S SHARES SHOULD EITHER (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL, AND MAIL OR DELIVER IT TOGETHER WITH THE CERTIFICATE(S) EVIDENCING TENDERED SHARES, AND ANY OTHER REQUIRED DOCUMENTS, TO IBJ SCHRODER BANK & TRUST COMPANY (THE "DEPOSITARY") (AT THE DEPOSITARY'S ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE) OR TENDER SUCH SHARES PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN "THE TENDER OFFER--SECTION
3. PROCEDURES FOR TENDERING SHARES" OR (2) REQUEST SUCH SHAREHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH SHAREHOLDER. A HOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR OTHER NOMINEE IF SUCH HOLDER DESIRES TO TENDER SUCH SHARES.

  Any shareholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "THE TENDER OFFER--Section 3. Procedures for Tendering Shares."

  Questions and requests for assistance and additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to MacKenzie Partners, Inc. (the "Information Agent") or J.P. Morgan Securities Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the other tender offer materials may also be obtained from brokers, dealers, commercial banks or trust companies.
                                --------------

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                --------------

                     The Dealer Manager for the Offer is:

                               J.P. MORGAN & CO.
October 23, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INTRODUCTION..............................................................    1
SPECIAL FACTORS...........................................................    4
  Background of the Offer.................................................    4
    Business of the Company and Arrangements between Parent, Purchaser and
     the Company..........................................................    4
    Contacts of Parent with the Company...................................    5
    Position of Parent and Purchaser Regarding Fairness of the Offer and
     the Merger...........................................................   10
    J.P. Morgan Report....................................................   11
  Recommendation of the Company Board; Fairness of the Offer and Merger...   14
    Recommendation of the Special Committee and the Company Board.........   14
    Opinion of WP&Co......................................................   16
    WP&Co. Engagement Agreement...........................................   21
  Certain Financial Projections (Unaudited)...............................   22
  Cautionary Statement Concerning Forward-Looking Statements..............   26
  Purpose and Structure of the Offer; Reasons of Parent and Purchaser for
   the Offer and the Merger...............................................   26
  Plans for the Company; Certain Effects of the Offer.....................   26
  Rights of Shareholders in the Offer and the Merger; Appraisal Rights....   28
  The Merger Agreement....................................................   30
    The Offer.............................................................   30
    The Merger............................................................   31
    Agreements of Parent, Purchaser and the Company.......................   32
    Representations and Warranties........................................   33
    Conditions to the Merger..............................................   34
    Termination...........................................................   34
    Amendment and Waiver..................................................   35
  Interests of Certain Persons in the Offer and the Merger................   35
    Related Party Transactions............................................   35
    Beneficial Ownership of Shares........................................   36
THE TENDER OFFER..........................................................   38
   1. Terms of the Offer..................................................   38
   2. Acceptance for Payment and Payment..................................   38
   3. Procedures for Tendering Shares.....................................   39
   4. Withdrawal Rights...................................................   41
   5. Certain U.S. Federal Income Tax Consequences........................   42
   6. Price Range of Shares; Dividends....................................   42
   7. Certain Information Concerning the Company..........................   43
     General..............................................................   43
     Financial Information................................................   43
   8. Certain Information Concerning Parent and Purchaser.................   48
   9. Financing of the Offer and the Merger...............................   50
  10. Dividends and Distributions.........................................   50
  11. Effect of the Offer on the Market for the Shares; the New York Stock
      Exchange, the Pacific Stock Exchange and Exchange Act Registration..   51
  12. Certain Conditions of the Offer.....................................   51
  13. Extension of Tender Period; Amendment; Termination..................   53
  14. Certain Legal Matters and Regulatory Approvals......................   53
  15. Fees and Expenses...................................................   57
  16. Miscellaneous.......................................................   58

 SCHEDULE I   LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER AND
              S.C.A. FINANCIERE PINAULT
 SCHEDULE II  OPINION OF WASSERSTEIN PERELLA & CO., INC., FINANCIAL ADVISOR OF
              THE SPECIAL COMMITTEE OF THE COMPANY
 SCHEDULE III NEW YORK BCL SECTION 623 REGARDING DISSENTERS' RIGHTS
 SCHEDULE IV  REPORT OF INDEPENDENT ACCOUNTANTS AND AUDITED FINANCIAL
              STATEMENTS OF THE COMPANY FOR THE YEARS ENDED DECEMBER 31, 1995
              AND DECEMBER 31, 1996
 SCHEDULE V   UNAUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) FOR THE
              COMPANY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996
 SCHEDULE VI  AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 17, 1997, AMONG
              PARENT, PURCHASER AND THE COMPANY

To the Holders of Common Stock of Rexel, Inc.:

                                 INTRODUCTION

  International Technical Distributors, Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Rexel S.A., a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), hereby offers to purchase all issued and outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Rexel, Inc., a New York corporation (the "Company"), not already owned by Purchaser or Parent, at a price of $22.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

  The Company is a New York corporation that was incorporated in 1866. Parent, a French company listed on the Paris Stock Exchange, currently owns directly or indirectly approximately 50.5% of the outstanding stock of the Company. In 1995, the Company changed its name from Willcox & Gibbs, Inc. to Rexel, Inc. Based on 1996 sales, management of the Company believes that the Company is the fifth largest distributor of electrical parts and supplies in the United States and that Parent, operating through its affiliated companies including the Company (the "Parent Group"), is the largest electrical supplies distributor in the world, with operations in 17 countries.

  Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser and Parent will pay all charges and expenses of J.P. Morgan Securities Inc. ("J.P. Morgan") which is acting as the Dealer Manager (in such capacity, the "Dealer Manager"), IBJ Schroder Bank & Trust Company, as Depositary (the "Depositary"), and MacKenzie Partners, Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See "THE TENDER OFFER--Section 15. Fees and Expenses."

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, NOT LESS THAN 6,760,905 SHARES (WHICH CONSTITUTE A MAJORITY OF THE SHARES NOT OWNED BY PARENT OR PURCHASER ON A FULLY DILUTED BASIS) (THE "MINIMUM CONDITION"). SEE "THE TENDER OFFER--SECTION 12. CERTAIN CONDITIONS OF THE OFFER."

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A COMMITTEE OF THE BOARD OF DIRECTORS (THE "SPECIAL COMMITTEE") COMPRISED OF THREE INDEPENDENT DIRECTORS, HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN PURCHASER AND PARENT) AND HAS APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT (AS DEFINED BELOW) AND RECOMMENDS THAT SUCH SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS--RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE
MERGER--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY BOARD."

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 17, 1997 (the "Merger Agreement"), among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the purchase of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the New York Business Corporation Law (the "NYBCL"), Purchaser (or a subsidiary of Purchaser as more fully set forth in the Merger Agreement) will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will be a direct or indirect wholly owned subsidiary of Parent. At the effective time of the

Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser or Parent, Shares held in the treasury of the Company or Shares, if any, held by dissenting shareholders who perfect their appraisal rights under Section 623 of the NYBCL) will be converted into the right to receive, in cash, the Offer price, without interest.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by law, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. See "THE MERGER AGREEMENT." Under the NYBCL, except as otherwise described below, the Merger contemplated by the Merger Agreement must be approved by the affirmative vote of 66 2/3% of the Shares entitled to vote on a proposal to approve the Merger at a duly convened meeting of the shareholders of the Company. However, under the NYBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares of the Company, Purchaser will be able to cause the Merger to become effective without the approval of the Company's shareholders.

  In the event that Purchaser acquires at least 90% of the then outstanding Shares, subject to the transfer of Shares by Parent described below, Purchaser intends to take all necessary and appropriate action under the NYBCL to cause the Merger to become effective as soon as practicable after such acquisition, without approval of the Company's shareholders. See "THE MERGER AGREEMENT-- Agreements of Parent, Purchaser and the Company." If, however, Purchaser does not acquire 90% of the then outstanding Shares, and a vote of the Company's shareholders is required under the NYBCL to consummate the Merger, a significantly longer period of time will be required to effect the Merger. In order for Purchaser to acquire at least 90% of the outstanding Shares, Parent must transfer to Purchaser substantially all of the Shares owned by Parent. Parent has indicated that it will transfer the Shares owned by it to Purchaser only if it obtains a ruling from the French fiscal authorities that any such transfer will not result in any French tax to Parent. While Parent expects that it will be able to obtain such ruling, there is no assurance that it will be granted, or, if granted, that it will be granted on a timely basis. Therefore, if Purchaser does not acquire 90% of the then outstanding Shares, including as a result of Parent not transferring its Shares to Purchaser, Purchaser will be unable to consummate a "short-form" Merger, and due to the requirements of the NYBCL, consummation of the Merger would be delayed.

  The Company has represented to Purchaser that, as of September 30, 1997, the authorized capital stock of the Company was 47,000,000 shares, consisting of 45,000,000 Shares and 2,000,000 shares of preferred stock ("Preferred Stock"), par value $1.00 per share. No shares of Preferred Stock have been issued. As of September 30, 1997, 26,055,290 Shares were outstanding and held by approximately 1,300 shareholders of record.

  As of October 16, 1997, 713,453 Shares were reserved for issuance pursuant to the Company's stock incentive plan and options to acquire 628,000 Shares were outstanding thereunder (the "Stock Options").

  Parent currently directly holds 8,524,487 Shares (the "Parent Shares"), equal to approximately 32.7% of the total number of Shares issued and outstanding. Purchaser directly holds 4,636,994 Shares, equal to approximately 17.8% of the issued and outstanding Shares. Parent, by virtue of its control of Purchaser, and through Purchaser, holds directly and indirectly 13,161,481 Shares, equal to approximately 50.5% of the Shares currently issued and outstanding. As a result of the 26,055,290 Shares outstanding, the options to acquire 628,000 Shares and Parent and Purchaser's collective ownership of 13,161,481 Shares, the Minimum Condition will be satisfied if 6,760,905 Shares are validly tendered in the Offer and not properly withdrawn.

  The purpose of the Offer and the Merger is to facilitate the acquisition of all of the remaining Shares for cash and thereby enable Parent to acquire 100% of the Shares.

  Parent and Purchaser believe that the consideration to be received by the Company's shareholders (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such shareholders. See "SPECIAL FACTORS--Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger--Position of Parent and Purchaser."

  Wasserstein Perella & Co., Inc. ("WP&Co."), the Special Committee's financial advisor, has delivered a written opinion to the Special Committee, dated October 17, 1997, to the effect that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the $22.50 per Share cash consideration to be received by holders of Shares (other than Parent or any of its wholly owned subsidiaries, including Purchaser) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view. See "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger--Opinion of WP&Co." for further information concerning the opinion of WP&Co.

  Termination of Registration of Shares. It is the present intention of the Purchaser to seek to cause the Company to make an application for the termination of the registration of Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as possible after the purchase of Shares pursuant to the Offer if the requirements for termination of such registration are met. See "TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange, the Pacific Stock Exchange and Exchange Act Registration."

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

 Business of the Company and Arrangements between Parent, Purchaser and the Company

  In 1992, in connection with the Company's restructuring (including the spinoff of the Company's operations related to the manufacture of covered elastic yarn and the disposition of its data communications equipment distribution, apparel parts and supplies and knitting equipment distribution businesses collectively referred to as "Apparel"), the Company, Parent, Purchaser and Southern Electric Supply Company, Inc. (then a subsidiary of Purchaser engaged in the distribution of electrical materials, "SES"), entered into a purchase agreement (the "Purchase Agreement"), pursuant to which Parent purchased 1,647,307 Shares at a purchase price of $6.00 per Share and Purchaser exchanged all of the issued and outstanding shares of the common stock of SES for 4,008,564 Shares and later received an additional 628,430 Shares. Prior to such transaction, neither Parent, Purchaser nor SES owned any Shares. In connection with the Purchase Agreement, the Company, Parent and Purchaser entered into an investment agreement (the "Investment Agreement") providing for the grant to Parent of the right to nominate three of the ten members of the Company Board, and pursuant to which Parent and Purchaser were permitted to acquire additional Shares and other voting securities of the Company, subject to certain restrictions which became less restrictive with the passage of time, and Parent and Purchaser were to be granted additional representation on the Company Board with an increase in their ownership of Shares. Also in connection therewith, the Company transferred to its subsidiary, Worldtex, Inc. ("Worldtex"), all of the stock of the Company's subsidiaries engaged in the manufacture of covered elastic yarn and declared a dividend consisting of one share of common stock of Worldtex for each Share outstanding on November 23, 1992. Parent did not receive any shares of common stock of Worldtex.

  In 1993, the Company acquired Sacks Electrical Supply Co. and Summers Group Inc., distributors of electrical parts and supplies, and in 1994, the Company realigned the management and operations of its electrical distribution business along geographic lines into the Eastern Region and the Western Region.

  In 1994, pursuant to an additional purchase agreement (the "Additional Purchase Agreement"), Parent acquired 3,491,280 additional Shares from the Company for consideration of $9.00 per share. In connection with the Additional Purchase Agreement, the Company, Parent and Purchaser entered into Amendment No. 1 to the Investment Agreement (the "Amendment to Investment Agreement"), which permitted the purchase of additional securities of the Company by Parent, Purchaser and certain of their affiliates. Additionally, the Amendment to Investment Agreement provided for Parent to have the power to appoint a majority of the members of the Company Board.

  In 1996, the Company acquired Utility Products Supply of Denver, Colorado, a distributor of electrical products to the utility industries and Cable & Connector Warehouse, Inc. of Dallas, Texas, a distributor of electronic wire, cable, connectors and related apparatus for manufacturers of data and telecommunication products, and in 1997, the Company acquired the assets of Southland Electrical Supply and the common stock of Chemco Electric Supply, Inc., both distributors of electrical parts and supplies. On September 22, 1997, the Company agreed to acquire, in two separate transactions, Pacific Electrical Supply, Inc. ("Pacific"), and Taylor Electric Supply, Inc. ("Taylor"), distributors of electrical parts and supplies, and to sell its Utility Products Division. The sale of the Utility Product Division closed on October 15, 1997. The Pacific acquisition is expected to close before the end of November 1997. The Taylor acquisition remains subject to the expiration of applicable waiting periods related to filings with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  Since June 1994, Parent, through a series of open-market purchases, has acquired 3,385,900 additional Shares. As a result of its open-market acquisitions since 1994, Parent is the direct and indirect beneficial owner of 13,161,481 Shares or approximately 50.5% of the outstanding Shares. See "INTRODUCTION" and "--Interests of Certain Persons in the Offer and the Merger--Beneficial Ownership of Shares."

  Parent has periodically reviewed its investment in the Company, its position and the position of the Company in the markets in which they compete, and how best to position itself to compete and grow in the mid- and long-term. Parent has determined that the increasingly competitive nature of the electric supplies distribution market sector as well as the potential for industry-wide consolidation make the acquisition by Parent of the Shares it does not currently own attractive at the present time. Parent believes that the combined businesses of Parent and the Company will enable the combined entity to continue to grow, which Parent believes is essential to compete in the rapidly changing environment that their industry has become. The simplification of the ownership structure in the United States will, in addition to the greater size of the combined entity, enhance Parent's strategic flexibility to pursue acquisitions and other growth opportunities and enable it to move more quickly in exploiting opportunities in the United States electric supplies distribution sector.

 Contacts of Parent with the Company

  On August 8, 1997, Mr. Alain Redheuil, Chairman and Chief Executive Officer of Parent, met with Mr. Gilles Guinchard, President and Chief Executive Officer of the Company, to advise Mr. Guinchard of Parent's desire to rationalize its investment in the Company and in connection therewith Parent's potential interest in possibly pursuing an acquisition of the Shares of the Company that it did not already own.

  On August 28, 1997, Messrs. Redheuil and Nicolas Sokolow, outside counsel to Parent and a director of the Company, met with Mr. Eric Lomas, the Chairman of the Board of Directors of the Company, to advise Mr. Lomas of Parent's interest in a possible acquisition. Also on August 28, 1997, a meeting was held among Messrs. Redheuil, Sokolow and Pierre Chareyre, Chief Financial Officer of Parent and Mr. Guinchard to discuss timing and other issues regarding proceeding with a possible acquisition.

  Following the August 28, 1997 meetings, Messrs. Redheuil and Lomas met to discuss the possible acquisition and the process to be implemented.

  On August 29, 1997, a special meeting of the Company Board was held at the offices of McDermott, Will & Emery ("MW&E"), United States counsel to Parent, in New York City, at which the Company Board received the proposal of Parent to acquire all of the outstanding common shares of the Company not currently owned by Parent or Purchaser at a price of $19.50 per share in cash (the "Proposal"). At the meeting, Mr. Redheuil, at the request of Mr. Lomas, outlined the Proposal to the Company Board. Mr. Redheuil then outlined the view of Parent that acquiring the balance of the outstanding stock of the Company would be beneficial to the employees of the Company and to the shareholders of the Company, who would receive a premium over recent market trading prices for their Shares. Mr. Redheuil, among other things, stated that the transaction would promote a more unified posture with suppliers and customers on a worldwide basis. Mr. Redheuil informed the Company Board that Parent had retained J.P. Morgan to act as its financial advisor in connection with the Proposal and provided the Company Board with a letter documenting its proposal (the "Proposal Letter"). Following the comments of Mr. Redheuil, the Company Board established the Special Committee, comprised of Messrs. Gerald
E. Morris, John B. Fraser and Austin List, with Mr. Morris to act as chairman. The Special Committee was granted the authority of the Company Board with respect to the Proposal and authorized to retain, at the expense of the Company, financial and legal advisors. The Company Board then reviewed and approved a press release announcing that the Proposal had been received and that the Special Committee had been appointed to consider the Proposal, which press release was issued later that day (the "August 29 Announcement"). A copy of the press release is filed herewith as Exhibit (a)(11) to the Schedule 14D-1 (as defined below) and is incorporated herein by reference.

  The text of the Proposal Letter to the Company Board is as follows:

                                          August 29, 1997

    Dear Gentlemen,

      As you are aware, the investment by Rexel, S.A. and International Technical Distributors Inc. (collectively, "Rexel S.A. Group") in Rexel, Inc. ("Rexel") over the past five years has been rewarding for Rexel, Rexel S.A. Group, and the public shareholders of Rexel. However, Rexel S.A. Group and Rexel are facing, among other challenges, an increasingly competitive environment and the prospect of industry-wide consolidation. Accordingly, we believe that Rexel S.A. Group and Rexel must continue to grow, by acquisition or otherwise, to compete effectively in this rapidly changing environment and moreover, that this growth can be achieved much more effectively if Rexel becomes a wholly owned subsidiary of Rexel, S.A.

      Given the strategic benefits we see from such a business combination, we have decided that the best way to proceed is to submit this proposal to the Board of Directors of Rexel for its consideration. Accordingly, I am pleased to make the following proposal (the "Transaction") on behalf of Rexel S.A. to acquire all of the outstanding common shares of Rexel not currently owned by Rexel S.A. Group, including shares issuable upon exercise of outstanding options (the "Public Shares"). The principal terms of our proposal are as follows:

      1. The Transaction would be structured to result in the holders of Public Shares receiving $19.50 per share. The Transaction would represent an aggregate payment of approximately $265 million to the holders of Public Shares based on the number of Public Shares stated in the 10-K as of December 31, 1996.

      2. Consummation of the Transaction would be subject to, among other things, approval by the Board of Directors of Rexel, including the approval of the unaffiliated directors, and other conditions customary in transactions of this type. Moreover, this proposal is subject to the completion of satisfactory due diligence by Rexel S.A.

      3. Consummation of the Transaction is not conditioned upon any financing.

      We believe that our proposal is fair to, and in the best interests of Rexel and the holders of Public Shares. The proposed acquisition price represents a premium of approximately 10% and close to 18% over the average closing price of Rexel common stock on the New York Stock Exchange over the past 30 trading days and the one year ended August 27, 1997, respectively.

      We would like to make it clear that Rexel S.A. Group is not interested, under any circumstances, in selling its interest in Rexel and thus there is no realistic prospect of sale of a controlling interest in Rexel to a third party.

      We understand that you may wish to deliberate on this proposal through a special committee of independent directors and that such committee may wish to retain its own advisors to assist in those deliberations. We invite your representatives to meet with our advisors to discuss this proposal at your earliest convenience and hopefully no later than ten business days from the date hereof.

      We hope you will view our proposal favorably and give it your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

      We look forward to hearing from you soon.

                                          Sincerely,

                                          /s/ Alain Redheuil

                                          Alain Redheuil
                                          Chairman of the Executive Board
                                          Rexel, S.A.

  Also at the August 29, 1997 meeting of the Company Board, Parent delivered a letter (the "Guinchard Letter") to Mr. Guinchard substantially similar to the Proposal Letter, which emphasized certain of the synergies and growth potential to be realized from the acquisition of the remaining Shares by Parent. The Guinchard Letter also referred to Parent's intent to honor existing incentives and implement, following completion of the proposed transaction, a new incentive program to motivate and reward personnel. The text of the Guinchard Letter has been filed herewith as Exhibit (a)(14) to the
Schedule 14D-1 and is incorporated herein by reference.

  Also on August 29, 1997, Parent issued a press release announcing the Proposal. A copy of the press release is filed herewith as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated herein by reference.

  The Special Committee was advised by Parent that it desired to consummate any potential acquisition by December 31, 1997.

  During the month of September, 1997, various telephone conferences were held between Mr. Redheuil and Messrs. Guinchard and Jon Fullerton, Vice President, General Counsel and Secretary of the Company, and between Messrs. Redheuil and Lomas to discuss the progress of the Special Committee's consideration of the Proposal and related issues, including the status of the retention of legal and financial advisors by the Special Committee.

  During the weeks of September 2 and September 9, the Special Committee met with or spoke to representatives of various investment banking firms and law firms, including SBC Warburg Dillon Read ("Dillon
Read") and Skadden Arps, Slate, Meagher & Flom LLP ("Skadden Arps") and received and reviewed proposals from such investment banks and law firms for their engagement as financial and legal advisor, respectively, of the Special Committee.

  On September 15, 1997, the Company Board held a telephonic board meeting to discuss two acquisitions unrelated to the Offer and the divestiture by the Company of its utility business.

  On September 16, 1997, the Special Committee held a meeting by telephone conference and invited representatives of Skadden Arps to participate in parts of the meeting. At the meeting, the Special Committee selected Skadden Arps as legal advisor of the Special Committee. The Special Committee also reviewed the selection of a financial advisor, determined preliminarily to select Dillon Read as financial advisor and authorized Mr. Morris and Skadden Arps to negotiate, on behalf of the Special Committee, the terms of a possible engagement. Skadden Arps and Dillon Read were each identified and selected by the Special Committee based upon, among other things, their advisory experience in similar transactions and the belief that they each had no relationships with Parent or any of its affiliates.

  On September 16, 1997, Dillon Read was informed of its preliminary selection by the Special Committee and asked to confirm the absence of any relationship with Parent or any of its affiliates.

  On September 17, 1997, a representative of Dillon Read informed the Special Committee and Skadden Arps that SBC Warburg, which had recently merged with Dillon Read & Co., had certain ongoing business relationships between one of its European offices and an affiliate of Parent. Dillon Read was asked to obtain further information with respect to the business relationship, and on September 18, 1997 Dillon Read provided certain additional information pertaining to the matter.

  On September 19, 1997, the Company announced by press release that the Special Committee had selected Skadden Arps as its legal counsel and Dillon Read as its financial advisor. The announcement of the engagement of Dillon Read was premature, as at the time of the issuance of the press release, the Special Committee had not entered into an engagement letter with Dillon Read or resolved the issue of the business relationship between Dillon Read and an affiliate of Parent.

  On September 22, 1997, the Special Committee held a meeting at which representatives of Skadden Arps were present. At the meeting, Mr. Morris updated the Special Committee on the status of the engagement of Dillon Read by the Special Committee as its financial advisor and, together with Skadden Arps, described Dillon

Read's business relationship with an affiliate of Parent. The Special Committee noted the importance of ensuring its financial advisor's independence regarding the Proposal and, after further discussion, the members of the Special Committee unanimously agreed to defer the engagement of Dillon Read until further information was obtained about its business relationship with an affiliate of Parent.

  On September 22, 1997, following the meeting of the Special Committee, the Special Committee and representatives of Skadden Arps informed Dillon Read of the Special Committee's decision to defer its engagement as financial advisor.

  On September 24, 1997, MW&E confirmed that a business relationship exists between an affiliate of Parent and Dillon Read. After reviewing this information, the Special Committee determined, with the concurrence of Dillon Read, that Dillon Read should not be engaged as financial advisor by the Special Committee.

  On September 24 and 25, 1997, representatives of the Special Committee contacted several additional investment banking firms, including WP&Co., regarding such firms' potential engagement as financial advisor of the Special Committee.

  On September 26 and 29, 1997, Messrs. Redheuil and Guinchard met in Paris to discuss matters relating to activities of the Company unrelated to the Proposal.

  On or about September 26, 1997, Mr. Morris held a telephone call with Messrs. Lomas and Redheuil in which he confirmed that the Special Committee had determined not to retain Dillon Read as financial advisor and expected to retain another financial advisor shortly.

  On September 27 and 28, 1997, representatives of Skadden Arps spoke with representatives of WP&Co. and of Jones, Day, Reavis & Pogue, counsel to WP&Co., regarding the terms for the potential engagement of WP&Co. by the Special Committee as its financial advisor.

  On September 29, 1997, the Special Committee and representatives of Skadden Arps met with representatives of WP&Co. WP&Co. made a presentation to the Special Committee, discussing, among other things, its qualifications and its experience as financial advisor to special committees of boards of directors and answered various questions.

  On September 29, 1997, following the Special Committee's meeting with representatives of WP&Co., the Special Committee held a meeting at which representatives of Skadden Arps were present. At the meeting, the Special Committee reviewed the presentation and qualifications of WP&Co. and agreed to engage WP&Co. as its financial advisor, based upon, among other things, its advisory experience in similar transactions, its understanding that WP&Co. does not have an existing relationship with the Company, Parent, Purchaser or their affiliates (the "Rexel Group") and WP& Co.'s agreement that it would not represent or provide services to the Rexel Group during the time of its engagement by the Special Committee. Following the meeting of the Special Committee, the Special Committee and Skadden Arps again met with representatives of WP&Co. to discuss, among other things, the process for reviewing the Proposal and the timing of the work to be performed by each of them, including due diligence and strategy. Later that day, WP&Co. received certain due diligence material from the Company and WP&Co. submitted a request for additional due diligence information to the Company. On October 1, 1997, Skadden Arps submitted a request for legal due diligence information to the Company.

  On October 1, 1997, the Company issued a press release announcing that the Special Committee had retained WP&Co. as its financial advisor to assist the Special Committee in its evaluation of the Proposal.

  On October 2, 1997, representatives of WP&Co. and Skadden Arps met with the senior management of the Company at the Company's headquarters in Coral Gables, Florida to conduct additional financial and legal due diligence with respect to, among other things, the Company's history, business, operations, relationship with Parent, financial performance, prospects and the electrical parts and supply industry in general.

  On October 6, 1997, senior management of the Company met with representatives of J.P. Morgan to discuss, among other things, the Company's history, business and operations, its relationship with Parent, its financial performance, certain financial projections, future acquisition plans, prospects and the electrical parts and supply industry, in general.

  On October 6, 1997, representatives of WP&Co. met with senior management of the Company at WP&Co.'s New York office for detailed discussions of the Company's financial projections including income and cash flow statements, balance sheet and future acquisition plans.

  Also on October 6, 1997, representatives of WP&Co. met in New York City with representatives of J.P. Morgan to discuss the Proposal and to conduct financial due diligence and business due diligence with respect to the Company and Parent. The discussions at this meeting included the following: Parent's historical investment in the Company; the reasons for Parent's desire to acquire all of the outstanding Shares; the rationale underlying the Proposal at $19.50 per Share (including projections prepared by the Company as of June 19, 1997) (see "--Certain Financial Projections"), the degree of involvement of Parent in the management, operations and strategy of the Company; intercompany relationships between Parent and the Company; the projected cost savings and synergies to be realized from a combination of Parent and the Company, as estimated by the Company, as well as the advantages of being a privately held entity in the United States; Parent's ability to obtain additional financing, if any; the business relationships between Pinault-Printemps-Redoute and the Parent; the rationale underlying the due diligence condition contained in the Proposal Letter; and pending acquisitions of the Company and Parent in the United States.

  On October 6, 1997, Messrs. Morris and Redheuil held a brief meeting at Mr. Morris's office to discuss the timing of the Special Committee's consideration of the Proposal.

  On October 7, 1997, WP&Co. met with senior management of Parent and representatives of J.P. Morgan to discuss further certain issues relating to the Proposal, including additional financial and business due diligence items. On October 7, 1997, representatives of WP&Co. also spoke with representatives of Skadden Arps to discuss the status of due diligence. In addition, during the weeks of September 29th and October 6th, representatives of WP&Co. had numerous telephone conversations with management of the Company to discuss and review various due diligence items.

  Throughout the week of October 6, 1997, there were various telephone calls between Mr. Redheuil and Messrs. Guinchard and Fullerton regarding the timing of the Special Committee's review of the Proposal. Also during such week, MW&E sent to Skadden Arps a draft merger agreement.

  On October 7, 1997, Messrs. Morris and Redheuil met briefly at Mr. Morris's office to discuss the timing of the Special Committee's consideration of the Proposal and the progress to date. Also on October 7, 1997, Messrs. Lomas and Redheuil held a brief meeting to discuss timing of the Special Committee's consideration of the Proposal and the progress to date.

  On October 7, 1997, Skadden Arps submitted a request to MW&E for certain additional due diligence information concerning Parent.

  On October 8 and 9, 1997, representatives of Skadden Arps spoke with representatives of MW&E regarding the status of the Special Committee's review of the Proposal and related timing issues.

  On October 12, 1997, representatives of WP&Co. and Skadden Arps met with the Special Committee. Representatives of Skadden Arps reviewed, among other things, legal duties of the Special Committee in reviewing the Proposal and the process for reviewing the Proposal, and representatives of WP&Co. presented the preliminary results of its financial analysis of the Proposal. WP&Co.'s presentation included, among other things (i) a review of the background of the Proposal and a summary of its due diligence procedures, (ii) a review of the history of Parent's investment in the Company, the performance of the Company's stock and analyst expectations for the Company, (iii) an overview of the Company and Parent, (iv) a summary of past acquisitions of the Company and (v) a profile of the shareholders of the Company. Representatives of WP&Co. then provided the Special Committee with a detailed description of its preliminary valuation analysis, including the assumptions upon which its analyses were based.

  On October 13, 1997, representatives of WP&Co. and Skadden Arps again met with the members of the Special Committee. At this meeting, representatives of WP&Co. continued its presentation concerning its financial analysis of the Proposal, answered questions of the Special Committee and provided additional financial analysis pertaining to the valuation of the Proposal.

  On October 13, 1997, the Special Committee and representatives of WP&Co. met with Messrs. Redheuil and Chareyre of Parent and representatives of J.P. Morgan. A presentation was made by representatives of WP&Co. regarding elements of value of the Company, which was followed by discussions and price negotiations between the parties and their representatives. Separate discussions were held later that day between the Special Committee and Mr. Redheuil and between the representatives of WP&Co. and J.P. Morgan as financial and legal advisors to the respective parties.

  On October 14, 1997, the Special Committee, and representatives of WP&Co. and Skadden Arps again met with Messrs. Redheuil and Chareyre and representatives of J.P. Morgan and Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton"), counsel to J.P. Morgan, at the offices of Skadden Arps in New York City. Discussions of price and value continued, as well as various proposals for the settlement of various lawsuits relating to the Proposal. The parties did not reach a final agreement on modifications to the Proposal.

  During the latter part of the week of October 13, 1997, numerous discussions among representatives of MW&E, Skadden Arps and Wachtell Lipton regarding the draft merger agreement occurred.

  On October 17, 1997, Messrs. Redheuil and Chareyre, representatives of J.P. Morgan, MW&E and Wachtell Lipton met with the Special Committee, and representatives of WP&Co. and Skadden Arps at the offices of Skadden Arps to continue discussions of price and terms of a possible transaction. Mr. Redheuil conditioned any agreement concerning a transaction upon reaching a tentative agreement to settle certain lawsuits related to the Proposal. During the discussions the parties reached an understanding on price, the Minimum Condition and the other material conditions to the Offer. Additionally, representatives of MW&E, Wachtell Lipton and Skadden Arps resolved all areas of disagreement with regard to the draft merger agreement. At a meeting held on October 17, 1997 at the offices of Skadden Arps, the Special Committee met with representatives of Skadden Arps and WP&Co. At the meeting, Skadden Arps reviewed the legal duties of the Special Committee in approving a transaction and the proposed terms of the Merger Agreement, and WP&Co. reviewed its valuation analysis and rendered its opinion concerning the fairness from a financial point of view of the proposed consideration to be received by holders of the Shares. The Special Committee unanimously recommended and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company Board then met and received a presentation from representatives of WP&Co. and Skadden Arps and received the recommendation of the Special Committee. The Company Board then approved, by unanimous vote of all directors present and voting, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that each of the Offer and the Merger are fair to and in the best interests of the shareholders of the Company (other than Purchaser and Parent) and recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer.

  On October 20, 1997, Parent and the Company issued a joint press release (the "Joint Press Release") announcing the transactions, including the execution of the Merger Agreement. A copy of the Joint Press Release is filed herewith as Exhibit (a)(8) to the Schedule 14D-1 (as defined below) and is incorporated herein by reference.

  On October 21, 1997, WP&Co. received an unsolicited telephone inquiry from a third party expressing a possible interest in a transaction to acquire the Company, including Parents' and Purchasers' current interest in the Company, at an unspecified price per Share in excess of $22.50, payable in securities of such third party and conditioned on such transaction being accounted for as a pooling of interests for financial reporting purposes.

  On October 23, 1997, pursuant to the Merger Agreement, Purchaser commenced the Offer.

POSITION OF PARENT AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE
MERGER

 Position of Parent and Purchaser

  Parent and Purchaser believe that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to the Company's shareholders (other than Parent and Purchaser). Parent and Purchaser base their belief on the following facts: (i) the fact that the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders; (ii) notwithstanding the fact that WP&Co.'s opinion was provided solely for the information and assistance of the Special Committee and that Purchaser is not entitled to rely on such opinion, the fact that the Special Committee received an opinion from WP&Co. that subject to the various assumptions and limitations set forth therein, as of the date thereof, the $22.50 per Share in cash to be received by the holders of Shares (other than Parent and Purchaser) in the Offer and the Merger pursuant to the Merger Agreement is fair to such shareholders from a financial point of view, (iii) the presence of the Minimum Condition ensures that in order for the Offer to be consummated a majority of the Shares not held by Parent or Purchaser will have to be tendered pursuant to the Offer,
(iv) the Merger Agreement was negotiated at arms' length, (v) the historical and projected financial performance of the Company and its financial results,
(vi) the consideration to be paid in the Offer represents a premium of 26.3% and 19.2%, respectively over the average closing price for the one-week period, and the closing price of August 28, 1997, the last trading day, prior to the August 29 Announcement, (vii) the Offer will provide consideration to the shareholders entirely in cash and (viii) in the Merger, shareholders will receive the $22.50 Offer price.

  Parent and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In light of the nature of the Company's business, Parent and Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of the Shares.

 J.P. Morgan Report

  Pursuant to an engagement letter dated July 24, 1997, Parent retained J.P. Morgan as its exclusive financial advisor in connection with Parent's efforts to acquire the Shares it does not currently own (the "Acquisition"). In connection with its engagement, J.P. Morgan delivered a report, dated October 13, 1997 (the "Report"), to certain members of the senior management of Parent respecting the views of J.P. Morgan as to the valuation of the Company. No limitations were imposed by Parent upon J.P. Morgan with respect to the investigations made or procedures followed by J.P. Morgan in rendering the Report.

  The full text of the Report, which sets forth the assumptions made, matters considered and limits on the review undertaken, is filed as Exhibit (b)(3) to the Company's Transaction Statement on Schedule 13E-3 and is incorporated herein by reference. The Report is directed only to the consideration proposed to be paid in the Acquisition and does not constitute a recommendation to any shareholder of the Company as to (i) whether such shareholder should tender his shares pursuant to the Offer and (ii) how such shareholder should vote in connection with the Merger. The summary, which summarizes all of the material analyses performed by J.P. Morgan, is qualified in its entirety by reference to the full text of the Report.

  In producing the Report, J.P. Morgan reviewed, among other things, the audited financial statements of the Company for the fiscal year ended December 31, 1996, and the unaudited financial statements of the Company for the period ended August 31, 1997; current and historical market prices of the Shares; certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; publicly available terms of certain transactions involving companies comparable to the Company and the consideration paid for such companies; the terms of other business combinations deemed relevant by J.P. Morgan; certain internal financial analyses and forecasts prepared by the Company and its management; and certain agreements with respect to outstanding indebtedness or obligations of the Company. J.P. Morgan also held discussions with certain members of the senior management of the Company and Parent with respect to certain aspects of the Acquisition, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purpose of its Report.

  J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by the Company or Parent or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.

  The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Acquisition, and such projections were not prepared with a view toward public disclosure. Such projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For additional information regarding such projections see "--Certain Financial Projections."

  The Report is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such report. Subsequent developments may effect the contents and conclusions of the Report.

  In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching the conclusions set forth in the Report. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its Report.

  Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Company's Shares. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 1997 through 2003 based upon (1) financial projections prepared by the management of Company on June 19, 1997 through the years ending December 31, 2000, including assumed acquisitions (the "Original Management Case"); (2) financial projections prepared by the management of the Company as subsequently revised on September 18, 1997 and furnished to J.P. Morgan on October 9, 1997 by the Company (the "Revised Management Case"); (3) management projections adjusted by J.P. Morgan to reflect more moderate growth in revenues and lower operating margins compared to the Original Management Case over the course of the 7-year projection period (the "Adjusted Case," referred to as the "Upside Case" in the text of the J.P. Morgan Report); and (4) management projections adjusted by J.P. Morgan to reflect more moderate growth in revenues and relatively flat operating margins over the course of the 7-year projection period (the "Base Case"). J.P. Morgan's preparation of the Base Case and the Adjusted Case were completed following discussions with the senior management of Parent and the Company and reflect only two of a broad range of possible economic outcomes for the Company. J.P. Morgan also calculated a range of terminal values of the Company at the end of the 7-year projection period ending December 31, 2003 by applying a terminal value EBITDA multiple ranging from 6.0x to 8.0x to the EBITDA of the Company during the final year of the 7-year projection period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 9.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for each of the Company's August 31, 1997 period ended cash, option exercise proceeds and total debt. J.P. Morgan's analysis made no adjustment for potential continuing liabilities associated with the sale of Apparel or potential environmental liabilities. Based on the Original Management Case and the discount rate as described above, the discounted cash flow analysis produced a range of implied equity values of approximately $21.70 to $27.85 per share of the Company's Shares on a stand-alone basis. Based on the Adjusted Management Case and the discount rate as described above, the discounted cash flow analysis produced a range of implied equity values of approximately $20.20 to $24.70 per share of the Company's Shares on a stand-alone basis. Based on the Adjusted Case and the discount rate as described above, the discounted cash flow analysis produced a range of implied equity values of approximately $19.40 to $23.90 per share of the Company's Shares on a stand-alone basis. Based on the Base Case and the discount rate as described above, the discounted cash flow analysis produced a range of implied equity values of approximately $18.10 to $22.00 per share of the Company's Shares on a stand-alone basis.

  Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company. The companies selected by J.P. Morgan were Anixter

International Inc., Hughes Supply Inc., W.W. Grainger Inc. and Applied Industrial Technologies Inc. These companies were selected, among other reasons, because of the comparable nature of their business segments, size and/or customer base. For each comparable company, publicly available financial performance through the twelve months ended June 30, 1997 (or the closest financial reporting date thereto) was measured. J.P. Morgan selected a high/low range and the median value for each multiple, specifically, firm value/revenue, firm value/EBITDA, firm value/EBIT and price/earnings for the last twelve months ended June 30, 1997 (or the closest financial reporting date thereto) and for the projected full year ending December 31, 1997 and 1998. These multiples were then applied to the Company's publicly available financial performance through the twelve months ended June 30, 1997, and the Company's projected financial results (based on the Adjusted Case) for the years ending December 31, 1997 and 1998. After adjusting for each of the Company's August 31, 1997 period ended cash, option exercise proceeds and total debt, this analysis yielded implied trading values for the Company's Shares of approximately $19.80 to $25.80 per share. J.P. Morgan's analysis made no adjustment for potential continuing liabilities associated with the sale of Apparel or potential environmental liabilities.

  Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions with respect to comparability to the Company's current business, the related transactions were announced within the last three years and had a value greater than $80 million. Specifically, J.P. Morgan reviewed the following transactions: (i) Applied Industrial Technologies acquiring Invetech Company announced March 1997; (ii) Raab Karcher AG (Veba AG) acquiring Wyle Electronics announced July 1997 (pending completion); (iii) Arrow Electronics, Inc. acquiring Farnell Electronic Services announced December 1996; (iv) Bell Industries, Inc. acquiring Milgray Electronics, Inc. announced November 1996; (v) W.W. Grainger, Inc. acquiring Acklands Ltd. announced September 1996; (vi) Windmere Corp. acquiring Salton/Maxim Housewares Inc. announced February 1996; (vii) Bell Industries, Inc. acquiring Sterling Electronics Corp. announced August 1995 (subsequently withdrawn); and (viii) Consolidated Electrical Distributors Ltd. acquiring Guillevin International Inc. announced March 1995. J.P. Morgan applied a range of multiples derived from such analysis to the Company's publicly available financial performance through the twelve months ended June 30, 1997. After adjusting for each of the Company's August 31, 1997 period ended cash, option exercise proceeds and total debt, this analysis yielded an implied range of equity values for the Company's Shares of approximately $17.60 and $23.20 per share. J.P. Morgan's analysis made no adjustment for potential continuing liabilities associated with the sale of Apparel or potential environmental liabilities.

  Analysis of the Company's Valuation Premiums. J.P. Morgan compared the premium which it calculated to holders of the Company's Shares represented by the Merger Consideration of $22.50 per share, to the closing price for the Company's Shares on August 28, 1997 (one business day prior to the announcement of the proposal), and on the date one week prior thereto, as well as, on the daily average closing price for the Company's Shares during the latest 30 days, 90 days and the last twelve months ("LTM").

  J.P. Morgan calculated that the Merger Consideration represented the following premiums to holders of the Company's Shares: (i) a premium of 19.2% over the closing price of $18.88 for the Company's Shares one day prior to the public announcement of the proposal on August 29, 1997; (ii) a premium of 26.3% over the closing price of $17.81 for the Company's Shares one week prior thereto; (iii) a premium of 25.9% over the latest 30-day average closing price of $17.87 for the Company's Shares; (iv) a premium of 25.5% over the latest 90-day average closing price of $17.93 for the Company's Shares; and (v) a premium of 35.4% over the LTM average closing price of $16.62 for the Company's Shares.

  J.P. Morgan also reviewed selected minority transactions which it deemed relevant. Such comparable minority transactions which were consummated between July 1990 and June 1997, consisted of (acquiror/acquired company): (i) Rhone-Poulenc S.A./Rhone-Poulenc Rorer; (ii) Allmerica Financial Corp./Allmerica Property & Casualty; (iii) Berkshire Hathaway Inc./GEICO Corp.; (iv) COBE Laboratories/REN Corp.-USA; (v) McCaw Cellular Communication/LIN Broadcasting;
(vi) Rust International Inc./Brand Cos Inc.; (vii) Leucadia National Corp./PHLCORP Inc.; (viii) Tele-Communications Inc./United Artists Entertainment; (ix) BHP Holdings Inc./Hamilton Oil Corp.; (x) Murphy Oil Corp./Ocean Drilling & Exploration; (xi) Renault Vehicles Industrials/Mack Trucks Inc. Such transactions were chosen based on deal values above $100 million, ownership by acquiror between 50% and 67% of the acquired company prior to the transaction, and location of the acquired company in the United States. The median of the implied premiums paid in the selected transactions was 19.4% over the closing price of the acquired companies common shares one week prior to the announcement of such transactions.

  The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of valuation analysis of the type set forth in the Report is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and Report. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principle assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

  As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Parent with respect to the Acquisition on the basis of such experience and its familiarity with Parent.

  For services rendered in connection with the Acquisition, Parent has agreed to pay J.P. Morgan a total fee of $1.65 million if the Acquisition is consummated or $350,000 if the Transaction is not consummated. In addition, Parent has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

  J.P. Morgan and its affiliates maintain banking and other business relationships with Parent and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of Parent or the Company for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

 Recommendation of the Special Committee and the Company Board

  On October 17, 1997, the Special Committee unanimously recommended and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

  On October 17, 1997, the Company Board, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company and recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer.

  Special Committee. In reaching its determinations referred to above, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determinations:

    (i) the historical market prices and recent trading activity of the Shares, including (x) that the Offer price of $22.50 per Share represents a premium of approximately 19.2% over the $18.88 per Share closing price on August 28, 1997, the day prior to the August 29 Announcement, a premium of approximately 25.9% over the $17.88 per Share closing price on July 29, 1997, which was 30 days prior to the August 29 Announcement, and a premium of approximately 25.9% over the $17.88 per Share closing price on June 27, 1997, which was 60 days prior to the August 29 Announcement, (y) that the Shares never traded on the

  New York Stock Exchange (the "NYSE") above $22.00 per Share following the August 29 Announcement and (z) that the Shares have never traded on the NYSE higher than $22.50;

    (ii) the history of the negotiations between the Special Committee and its representatives and Parent and its representatives, including (a) that the negotiations resulted in an increase in the price at which Parent was prepared to acquire the Shares from $19.50 to $22.50 per Share, (b) the Special Committee's belief that Parent would not further increase the Offer price, and, accordingly, $22.50 per Share was, in the opinion of the Special Committee, the highest price which could be obtained from Parent and (c) the Special Committee's belief that further negotiations with Parent could cause Parent to abandon the Offer, with the resulting possibility that the market price for the Shares could fall substantially below $22.50, and possibly below $19.50, per Share;

    (iii) the opinion of WP&Co. that, based upon and subject to the various assumptions and limitations set forth therein, as of the date thereof, the $22.50 per Share to be received by the shareholders of the Company (other than Parent or any of its wholly owned subsidiaries, including Purchaser) in the Offer and the Merger pursuant to the Merger Agreement is fair to such shareholders from a financial point of view, and the report and analyses presented to the Special Committee in connection therewith (See "--Opinion of WP&Co."); a copy of WP&Co.'s opinion is attached hereto as
  Schedule II (shareholders are urged to read this opinion in its entirety);

    (iv) the belief that a tender offer unilaterally commenced by Parent without a recommendation of the Special Committee may have been successfully completed at a price lower than that negotiated and recommended by the Special Committee;

    (v) the possibility that, because of potentially lower than expected projected Company earnings or a decline in the trading price of the Shares or the stock market in general, the consideration the minority shareholders would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

    (vi) the Special Committee recognized that Parent had obtained control of the Company prior to the Proposal;

    (vii) Parent has sufficient stock ownership to control a disposition of the Company, Parent had indicated that it was not interested in selling the Company to a third party and the Special Committee and WP&Co. were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company or its businesses;

    (viii) the terms and conditions of the Offer, the Merger and the Merger Agreement, including (a) that the Minimum Condition may not be waived; (b) that the terms and conditions of the Offer may not be changed in any manner which is adverse to the minority shareholders without the consent of the Special Committee; (c) that the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes it necessary to do so in the exercise of its fiduciary duties; (d) that the Offer and Merger are not subject to any financing condition; (e) that the terms of the Merger Agreement may only be amended or waived by the Company at the direction of Special Committee; and (f) the limited nature of other conditions to the Offer and the Merger;

    (ix) the Minimum Condition requirement that the Offer not be consummated unless at least a majority of the Shares not held by Parent or Purchaser on a fully-diluted basis be validly tendered pursuant to the Offer and not withdrawn;

    (x) the availability of dissenters' rights for the minority shareholders under the NYBCL in connection with the Merger; and

    (xi) the risk that the Company would suffer the loss of key employees and other adverse consequences if Parent were to commence a tender offer without a favorable recommendation of the Special Committee.

  Company Board. In reaching its determinations referred to above, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of WP&Co. addressed to the Special Committee that, based upon and subject to the various assumptions and limitations set forth therein, as of the date thereof, the $22.50 per Share to be received by the holders of the Shares (other than Parent or any of its wholly owned subsidiaries, including Purchaser) in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders from a financial point of view and the analysis presented to the Company Board; and (iii) the fact that the Offer price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Parent.

  The Company Board recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the $22.50 price per Share. The members of the Company Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Company Board nor the Special Committee did so.

  The Company Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed to represent the interests of the shareholders other than Parent, Purchaser and their subsidiaries, (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained WP&Co. as its independent financial advisor to assist it in evaluating a potential transaction with Purchaser and received advice from WP&Co.; (iv) the existence of the Minimum Condition (which may not be waived) has the effect of requiring a majority of the Company's shareholders (other than Parent and Purchaser) to tender their Shares into the Offer in order for it to be consummated; (v) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (vi) the fact that the $22.50 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other.

  Under New York law, a plan of merger requires the vote of two-thirds of all outstanding shares entitled to vote thereon in order to be adopted. The Company Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the shareholders of the Company (other than Parent and Purchaser) and that Parent and Purchaser have sufficient voting power to approve the Merger with the affirmative vote of unaffiliated holders of approximately 16% of the outstanding Shares. A condition to the Merger, however, is that Purchaser shall have purchased all Shares tendered in the Offer. Consummation of the Offer is conditioned upon there being validly tendered, and not withdrawn, such number of the then issued and outstanding Shares which constitutes at least a majority of the then issued and outstanding Shares not beneficially owned by Parent or Purchaser on a fully-diluted basis, which effectively requires that over 50% of the minority shareholders tender their Shares.

 Opinion of WP&Co.

  The Special Committee retained WP&Co. to act as its financial advisor in connection with the Transactions (as defined herein). WP&Co. has delivered a written opinion to the Special Committee, dated October 17, 1997, to the effect that, subject to the various assumptions and limitations set forth therein, as of the date thereof, the $22.50 per Share cash consideration to be received by holders of Shares (other than Parent or any of its wholly owned subsidiaries, including Purchaser) in the Offer and the Merger pursuant to the Merger Agreement (collectively, the "Transactions") is fair to such shareholders from a financial point of view. WP&Co. was engaged and acted solely as an advisor to the Special Committee and not as an advisor to or agent of any other person, including the Company. WP&Co.'s opinion is for the benefit and use of the Special Committee in its consideration of the Transactions and may not be used for any other purpose.

  THE FULL TEXT OF THE WRITTEN OPINION OF WP&CO., DATED OCTOBER 17, 1997, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED TO THIS STATEMENT AS
SCHEDULE II AND HOLDERS OF THE SHARES ARE URGED TO READ IT IN ITS ENTIRETY. WP&CO.'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER OR NOT SUCH HOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR HOW SUCH HOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY AND SHOULD NOT BE RELIED UPON BY ANY HOLDER IN RESPECT OF SUCH MATTERS. THE SUMMARY OF THE OPINION OF WP&CO. SET FORTH HEREIN, WHICH SETS FORTH ALL THE MATERIAL ANALYSES PERFORMED BY WP&CO., IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS SCHEDULE II.

  In connection with rendering its opinion, WP&Co., among other things, (i) reviewed and analyzed the Merger Agreement; (ii) reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to WP&Co. for purposes of its analyses; (iii) met with certain representatives of the Company and Parent to review and discuss such information and, among other matters, the Company's business, financial condition, results of operations and prospects, including the financial forecasts, projections and analyses referred to below; (iv) reviewed and considered certain financial and stock market data relating to the Company and compared those data with similar data for certain other companies, the securities of which are publicly traded and that WP&Co. believed might be relevant or comparable in certain respects to the Company or one or more of its businesses or assets; (v) reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the electrical and industrial supply industry specifically, and in other industries generally, which WP&Co. believed to be reasonably comparable in certain respects to the Transactions or otherwise relevant to its analysis; and (vi) performed such other studies, analyses and investigations and reviewed such other information as WP&Co. considered appropriate. No limitations were imposed by the Special Committee upon WP&Co. with respect to the investigations made or the procedures followed by it in rendering its opinion. In the context of its engagement, WP&Co. was not authorized to solicit and did not solicit alternative offers for the Company or its assets, or investigate any other alternative transactions which may be available to the Company.

  In its review and analysis and in formulating its opinion, WP&Co. assumed and relied on the accuracy and completeness of all the financial and other information provided to or discussed with it or made publicly available, including the financial projections, forecasts, analyses and other information provided to WP&Co., without assuming any responsibility for independent verification of, or expressing an opinion as to, any of such information. Except for the written financial projections included in the June Plan and the September Plan (each as defined below, see "--Discounted Cash Flow Analysis"), which management of the Company advised WP&Co. do not reflect its best estimates of the Company's future operating performance, WP&Co. also relied upon the reasonableness and accuracy of the financial forecasts, projections and analyses, and other information furnished to WP&Co. and assumed, with the Special Committee's consent, that such forecasts, projections, analyses and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management as of October 17, 1997 and that management of the Company is unaware of any facts that would make the projections, forecasts and other information provided to WP&Co. incomplete or misleading. WP&Co. also did not review any of the books and records of the Company or Parent or conduct, or assume any responsibility for conducting, a physical inspection of the properties or facilities of the Company or Parent, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or Parent, and no such independent valuation or appraisal was provided to it. WP&Co.'s opinion was based on economic and market conditions and other circumstances as they existed and could be evaluated by it on October 17, 1997.

  The following is a summary of the report presented by WP&Co. to the Special Committee in connection with the delivery of its opinion on October 17, 1997.

  Stock Price and Premium Analyses. WP&Co. reviewed the weekly stock market price and volume trading history of the Company from October 10, 1996 through October 10, 1997 (including a comparison of the relative stock price performance of the Company as compared to the S&P 500 and other electrical and industrial supply companies).

  WP&Co. also reviewed the following 14 acquisition transactions by majority shareholders of publicly held minority interests with values ranging from $100 million to $550 million to derive a range of premiums paid over the public trading prices per share one day, 30 days, 60 days, 90 days and 120 days prior to the announcement of such transactions since July 1990 (listed by acquiror/seller): Investors Group Inc./BET Holdings Inc.; Anthem Electronics Inc./Acordia, Inc.; Enron Corp./Enron Global Power and Pipelines LLC; St. Joe Paper Corporation/Florida East Coast Industries Inc.; Monsanto Co./Calgene, Inc.; Zurich Versicherungs-Aktiengesellschaft/Zurich Reinsurance Centre Holdings; Novartis AG/SyStemix Inc.; COBE Laboratories Inc./ REN Corp.--USA; Foundation Health Corp./Intergroup Healthcare Corp.; Medco Containment Services, Inc./Medical Marketing Group Inc.; Rust International Inc./Brand Company; BHP Holdings Inc./Hamilton Oil Corp.; Murphy Oil Corp./Ocean Drilling & Exploration; and Renault V.I./Mack Trucks, Inc. In connection therewith, WP&Co. noted, among other things, that (i) the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse, (ii) the characteristics of the companies involved were not necessarily comparable to those of the Company and Parent and (iii) premiums fluctuate based on perceived growth, synergies, strategic value, the type of consideration utilized in the transaction, information in the securities markets and other factors.

  The foregoing analyses indicated that the medians of premiums paid in the transactions over the public per share trading prices one day, 30 days, 60 days, 90 days and 120 days prior to the announcement of such transactions were 17.1%, 22.5%, 24.2%, 22.3% and 24.8%, respectively, and that the means of premiums paid in the transactions over the public per share trading prices one day, 30 days, 60 days, 90 days and 120 days prior to the announcement of such transactions were 21.6%, 25.4%, 23.9%, 22.3% and 26.3%, respectively. The proposed premium of $3.62 over the closing price per Share on August 28, 1997, the last trading day prior to the announcement of Parent's initial proposal to acquire all Shares not owned by it or its affiliates at $19.50 per Share (the "Last Preannouncement Trading Day"), and the trading price of the Shares 30, 60, 90 and 120 days prior to such date, were 19.2%, 25.9%, 25.9%, and 24.1%, respectively.

  Comparable Company Analysis. WP&Co reviewed and compared certain financial information of the Company to corresponding financial information for four publicly traded companies: Hughes Supply, Inc.; Noland Co.; W.W. Grainger, Inc. and Waxman Industries, Inc. (collectively, the "Major Companies"), and two additional companies that are in the data communication industry, which represents less than 10% of the Company's historical business mix (collectively, the "Other Companies" and, together with the Major Companies, the "Comparable Companies"). Such financial information was used to calculate latest 12 months ("LTM"), multiples of estimated calendar year 1997 and 1998 financial results, including (i) the market equity value as of October 15, 1997 ("Market Value") as a multiple of each of net income and book value and
(ii) adjusted market value as of October 15, 1997 (defined generally as the Market Value plus net debt (short-and long-term debt less cash)) ("Adjusted Market Value"), net sales, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). Market Value and Adjusted Market Value multiples of the Company were based on the closing price per Share on the Last Preannouncement Trading Day and the estimated 1997 and 1998 financial results for the Company were those used in the Base Case described below in "--Discounted Cash Flow Analysis". Such analyses, excluding certain multiples which WP&Co. determined were not meaningful, indicated that, as of October 15, 1997: (i) as compared to the LTM financial results, (a) the Company traded at a Market Value multiple of 15.5x net income, as compared to a range of 15.5x to 20.4x for the Major Companies (and a median of 19.2x) and 22.9x for the Other Companies (relevant data were available for only one of the Other Companies); (b) the Company traded at a Market Value multiple of 2.3x book value, compared to a range of 0.7x to 3.5x for the Major Companies (and a median of 1.9x) and a range of 2.0x to 3.2x for the Other Companies (and a median of 2.6x); (c) the Company traded at an Adjusted Market Value multiple of 0.4x net sales, compared to a range of 0.3x to 1.3x for the Major Companies (and a median of 0.9x) and a range of 0.5x to 1.6x for the Other Companies (and a median of 1.0x); (d) the Company traded at an Adjusted Market Value multiple of 8.2x EBITDA, as compared to a range of 9.4x to 13.0x for the Major Companies (and a median of 10.7x) and 10.8x for the Other Companies (which included only one in the LTM analysis due to the lack of available information); and (e) the Company traded at an Adjusted Market Value multiple of 9.4x EBIT, compared to a range of 11.7x to 12.9x for the Major Companies (and a median of 12.3x) and 14.1x for the Other Companies (relevant data were available for only one of the Other Companies);
(ii) as compared to the estimated calendar year 1997 financial results, (a) the Company traded at a Market Value multiple of 15.4x net income, compared to a range of 15.1x to 19.6x for the Major Companies (and a median of 17.3x) and 20.8x for the Other Companies (relevant data were available for only one of the Other Companies); (b) the Company traded at a Market Value multiple of 2.1x book value, compared to a range of 1.8x to 3.0x for the Major Companies (and a median of 2.4x) and 1.8x to 4.5x for the Other Companies (and a median of 3.2x); (c) the Company traded at an Adjusted Market Value multiple of 0.4x net sales, compared to a range of 0.5x to 1.2x for the Major Companies (and a median of 0.8x) and 0.5x and 1.2x for the Other Companies (and a median of 0.9x); (d) the Company traded at an Adjusted Market Value multiple of 7.8x EBITDA, compared to a range of 9.8x to 10.0x for the Major Companies (and a median of 9.9x) and 11.9x to 25.4x for the Other Companies (and a median of 18.7x); and (e) the Company traded at an Adjusted Market Value multiple of 9.0x EBIT, compared to a range of 11.8x to 12.8x for the Major Companies (and a median of 12.3x) and 16.2x to 31.1x for the Other Companies (and a median of 23.7x); and (iii) as compared to the estimated calendar year 1998 financial results, (a) the Company traded at a Market Value multiple of 12.7x net income, compared to a range of 13.0x to 18.1x for the Major Companies (and a median of 15.6x) and a range of 17.9x to 32.9x for the Other Companies (and a median of 25.4x); (b) the Company traded at a Market Value multiple of 1.8x book value, compared to a range of 1.6x to 2.7x for the Major Companies (and a median of 2.1x) and 1.6x to 4.0x for the Other Companies (and a median of 2.8x); (c) the Company traded at an Adjusted Market Value multiple of 0.4x net sales, compared to a range of 0.4x to 1.1x for the Major Companies (and a median of 0.8x) and 0.4x to 0.9x for the Other Companies (and a median of 0.7x); (d) the Company traded at an Adjusted Market Value multiple of 6.9x EBITDA, compared to a range of 9.0x to 9.1x for the Major Companies (and a median of 9.0x) and 14.0x to 15.6x for the Other Companies (the median for which was 14.8x); and (e) the Company traded at an Adjusted Market Value multiple of 7.9x EBIT, compared to a range of 11.0x to 11.5x for the Major Companies (and a median of 11.3x) and 18.3x to 21.9x for the Other Companies (and a median of 20.1x). The above analysis produced an implied per Share price, based on the median of the Major Companies' multiples, of, (i) for the LTM, $39.32 based on sales, $25.23 based on EBITDA, $25.50 based on EBIT, $23.35 based on net income and $15.58 based on book value, (ii) for the estimated calendar year 1997, $39.63 based on sales, $24.76 based on EBITDA, $26.88 based on EDIT, $21.26 based on net income and $21.66 based on book value, and (iii) for the estimated calendar year 1998, $39.35 based on sales, $25.71 based on EBITDA, $28.19 based on EBIT, $23.02 based on net income and $22.57 based on book value.

  Discounted Cash Flow Analysis. WP&Co. also performed discounted cash flow analyses of the Company ("DCF") based on certain alternative financial forecasts provided to WP&Co. by the management of the Company. The base case considered by WP&Co. (the "Base Case") was predicated on the forecasts for 1997 through 2000 (assuming no acquisitions) that were developed by the Company's management in June 1997 (the "June Plan"), modified as described below based on information provided to WP&Co. by management in connection with its analyses. The Base Case assumed no additional acquisitions after 1997 and a recession in 1999 and 2000. For analytical purposes only, WP&Co. also considered three alternative cases (i) a revised Base Case (the "No-Recession Case") which was predicated on the Base Case and assumed no recession in 1999 or 2000 and sales growth at an annual rate of 4% (approximately 1.5% above estimated GDP growth), (ii) an acquisition case (the "Acquisition Case"), which was predicated on the Base Case and assumed a market recession in 1999 and 2000 and that, for each year of the projection period, the Company-acquired businesses contributed $100 million in sales and had EBITDA margins of 5.3% and acquisition prices of 6.0 EBITDA, and (iii) a downside case (the "Downside Case") which used the Base Case projected out ten years and assumed a more severe recession in 1999 and 2000 than was assumed in the Base Case and a second recession in 2003 and 2004.

  WP&Co. considered, but did not rely on, the June Plan because it was advised by the Company's management that the forecasts reflected in the June Plan did not reflect management's judgment of the most likely future financial results of the Company. Rather, WP&Co. was advised that the June Plan (i) was prepared quickly and at the direction of Parent,
(ii) reflected performance targets that had been established for the year 2000 by Parent even though such targets had not historically been achieved by the Company, and (iii) assumed that each of sales, gross profit, operating margin, earnings per share and working capital would improve during the assumed recession in 1999 and 2000, assumptions that the Company and WP&Co. noted had not been achieved by two of the Company's largest subsidiaries in the 1990-1991 recessionary period. For similar reasons, and following discussions with the Company's management, WP&Co. did not consider or rely on the Company's forecasts for 1997 through 2000 that were also developed by the Company's management in June 1997 but that assumed substantial new acquisitions by the Company. See "--Certain Projections."

  The material elements of the Base Case differed from the June Plan as follows: (i) the Base Case contained projections for 1997 through 2002, where the June Plan projections were for 1997 through 2000; (ii) in both the Base Case and in the June Plan sales growth rates were projected for the years 1997, 1998, 1999 and 2000 to be 18.0%, 7.0%, 1.2% and (0.9%); (iii) in the
Base Case EBIT margins (EBIT as a percent of sales) were projected for the years 1997, 1998, 1999 and 2000 at 4.6%, 4.9%, 4.8% and 4.8%, compared to
4.9%, 5.4%, 5.8% and 6.1% in the June Plan; (iv) in the Base Case EBIT growth rates were projected for the years 1997, 1998, 1999 and 2000 at 13.3%, 14.4%, (2.0)% and (1.1)%, compared to 19.9%, 18.2%, 8.1% and 5.1% in the June Plan;
(v) in the Base Case, EBITDA margins (EBITDA as a percent of sales) were projected for the years 1997, 1998, 1999 and 2000 at 5.3%, 5.7%, 5.5% and
5.5%, compared to 5.6%, 6.1%, 6.4% and 6.8% in the June Plan; (vi) in the Base Case EBITDA growth rates were projected for the years 1997, 1998, 1999 and 2000 at 13.8%, 13.3%, (1.6%) and (0.5%), compared to 19.5%, 15.6%, 6.4% and
4.9% in the June Plan; (vii) in the Base Case gross profit margins were projected for 1997, 1998, 1999 and 2000 to be 20.7%, 21.0%, 21.0% and 21.0%,
compared to 20.9%, 21.4%, 21.8% and 22.1% in the June Plan; and (viii) in the Base Case, capital expenditures (as a percent of sales) for 1997, 1998, 1999 and 2000 were 0.4%, 0.7%, 07% and 0.5%, compared to 0.4% in each such year in the June Plan. For a detailed description of the June Plan, see "--Certain Projections."

  WP&Co. also received forecasts from the Company's management for 1997 through 2000 that were developed and provided to WP&Co. in September 1997 (the "September Plan"). WP&Co. did not consider or rely on the September Plan because WP&Co. was advised by the Company's management that the September Plan was prepared solely for the purpose of establishing "stretch" targets for divisional management and would, in the ordinary course of the Company's business, be revised to significantly lower numbers. See "--Certain Projections."

  In performing the discounted cash flow analyses, WP&Co., using the forecasts as described above, discounted the unlevered free cash flows of the Company (unlevered net income, plus depreciation and amortization, less changes in working capital, capital expenditures and, in the case of the Acquisition Case, the cost of acquisitions) over the specified forecast period using a range of risk adjusted discount rates between 9.5% and 11.5%. The sum of the present values of such free cash flows for the Company was then added to the present value of the Company's terminal value computed using a forward multiple range of EBITDA (a five-year forecast was used for all cases, except the Downside Case, which used a ten-year forecast) of 7.0x to 9.0x. Based on this analysis, WP&Co. calculated the following implied price per share ranges. The Management Case resulted in a per share DCF valuation range from (i) $19.21 to $23.71 using a discount rate of 9.5%; (ii) $18.36 to $22.66 using a discount rate of 10.5%; and (iii) $17.54 to $21.65 using a discount rate of 11.5%. The Acquisition Case resulted in a per share DCF valuation range from
(a) $18.71 to $24.67 using a discount rate of 9.5%; (b) $17.76 to $23.46 using a discount rate of 10.5%; and (c) $16.87 to $22.31 using a discount rate of 11.5%. The No-Recession Case resulted in a per share DCF valuation range from
(x) $20.21 to $24.96 using a discount rate of 9.5%; (y) $19.32 to $23.85 using a discount rate of 10.5%; and (z) $18.46 to $22.80 using a discount rate of 11.5%. The Downside Case resulted in a per share DCF valuation range from (i) $17.19 to $20.09 using a discount rate of 9.5%; (ii) $15.89 to $18.54 using a discount rate of 10.5%; and (iii) $14.70 to $17.13 using a discount rate of 11.5%. The June Plan resulted in a per share DCF valuation range from (a) $23.37 to $28.66 using a discount rate of 9.5%; (b) $22.36 to $27.41 using a discount rate of 10.5%; and (c) $21.40 to $26.22 using a discount rate of 11.5%.

  Comparable Acquisitions. WP&Co. reviewed five proposed or completed comparable acquisitions announced since November 1993. However, no relevant data were available for four of these acquisitions. WP&Co. also reviewed the terms of nine acquisitions made by the Company from 1992 through 1997. Due to the small number of comparable acquisitions made by parties other than the Company and the small size and regional nature of the companies acquired by the Company, WP&Co. did not consider the comparable acquisitions to be material to its analysis.

  Certain General Matters. No company or transaction used in the foregoing analysis is identical to the Company. In addition, those analyses and the discounted cash flow analyses are based and heavily dependent upon, among other factors, assumptions as to future performance and other factors, and are therefore subject to the limitations described in WP&Co.'s opinion. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value or the public trading value of the companies to which they are being compared and the Company.

  The fairness analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. WP&Co. believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, WP&Co. considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be WP&Co.'s view of the actual value of the Company.

  In performing its analyses, WP&Co. made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by WP&Co. are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of WP&Co.'s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

  The Special Committee retained WP&Co. based upon its experience and expertise. WP&Co. is an internationally recognized investment banking and advisory firm. WP&Co., as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, WP&Co. and its affiliates may, from time to time, have a long or short position in, and may buy and sell, securities of the Company.

 WP&Co. Engagement Agreement

  Pursuant to the terms of a letter agreement, dated September 29, 1997 between WP&Co. and the Company (the "WP&Co. Letter Agreement"), the Special Committee retained WP&Co. to serve as exclusive financial advisor to the Special Committee with respect to any transaction considered by the Special Committee pursuant to which Parent or any other affiliated entity acquires all or substantially all of the outstanding minority interest in the capital stock or assets of the Company, whether by way of merger, consolidation, reorganization or other business combination, a tender or exchange offer, a recapitalization or otherwise (an "Engagement Transaction").

  The Company agreed in the WP&Co. Letter Agreement to pay WP&Co. $100,000 upon the execution of the WP&Co. Letter Agreement and $400,000 at such time as WP&Co. renders an opinion to the Special Committee with respect to the fairness from a financial point of view of the consideration to be received by the public holders of common stock of the Company pursuant to an Engagement Transaction. In addition, the Company also agreed to pay WP&Co. upon the consummation of an Engagement Transaction 1.30% of the aggregate value paid or payable to the common shareholders of the Company, other than Parent, Purchaser or any of their affiliates, in excess of $19.50 per share.

  The Company has also agreed to reimburse WP&Co., subject to certain limitations, for all reasonable out-of-pocket expenses incurred by WP&Co. (including the reasonable fees and disbursements of counsel) in connection with the matters contemplated by the WP&Co. Letter Agreement. In addition, pursuant to the terms of an indemnification agreement, dated September 29, 1996, the Company agreed to indemnify WP&Co. (and its affiliates, their respective directors, officers, agents, employees and controlling persons) against certain liabilities arising out of or in connection with WP&Co.'s engagement, including liabilities under the federal securities laws.

  WP&Co. represented in the WP&Co. Letter Agreement that it does not have, and has not in the last three years had, any relationship with the Rexel Group. Furthermore, WP&Co. agreed in the WP&Co. Letter Agreement not to represent or to provide services for any member of the Rexel Group until the earlier of (i) the termination of WP&Co.'s services under the WP&Co. Letter Agreement by the Special Committee or (ii) the consummation or termination of the Transaction.

 CERTAIN FINANCIAL PROJECTIONS (UNAUDITED)

  The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data. However, in connection with Parent's position as a controlling shareholder of the Company, Parent has received and examined certain analyses prepared by the Company which include projections of future financial results prepared as of June 19, 1997 and September 18, 1997 (the "Projections"). See "Recommendation of the Company Board; the Offer and the Merger--Opinion of WP&Co." In addition, as a result of the review of the Company's financial position and outlook, in the context of preparing for the Offer, Parent has received and examined the Projections for the years 1997 through 2000. Such information has been set forth below for the limited purpose of giving the Company's shareholders access to financial projections by the Company's management that were available for review by Purchaser in connection with the Offer.

  The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's or Parent's control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company, Parent, Purchaser or anyone else who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of Parent, Purchaser, the Company or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and the Company has made no representations to Parent or Purchaser regarding such information.

  The Company's management projections prepared as of June 19, 1997, assuming new acquisitions, and the Company's management projections prepared as of June 19, 1997, assuming no new acquisitions, were prepared as part of the planning process of Parent's corporate parent. The Company's management projections prepared as of September 19, 1997 were prepared primarily to establish performance targets for management of the Company. These projections, at the time of their preparation, represented management's aggressive estimates for actual financial performance. Such projections do not currently represent management's judgment of the most likely future financial results of the Company.

 Three Year Plans

  Incremental to the Company's core business, the June 19, 1997 projections (including new acquisitions) incorporate three unidentified acquisitions which are assumed to occur on January 1st of each of 1998, 1999 and 2000. Each acquisition is assumed to contribute approximately $200 million in total sales per year. At the time the acquisition projections were incorporated in the Management plan, the Company was not referring to any existing company or any specific contemplated transaction.

                                  REXEL, INC.
                                THREE-YEAR PLAN
                          (INCLUDING NEW ACQUISITIONS)

                                    SUMMARY

                         (PREPARED AS OF JUNE 19, 1997)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                         ACTUAL     FORECAST   PERCENTAGE             PERCENTAGE             PERCENTAGE             PERCENTAGE
                          1996        1997      INCREASE  PLAN 1998    INCREASE  PLAN 1999    INCREASE  PLAN 2000    INCREASE
                       ----------  ----------  ---------- ----------  ---------- ----------  ---------- ----------  ----------
Sales................  $1,159,446  $1,368,389      18.0%  $1,662,836     21.5%   $1,879,402     13.0%   $2,065,070      9.9%
                       ==========  ==========             ==========             ==========             ==========
Gross profit.........     239,494     287,257      19.9%     356,441     24.1%      409,153     14.8%      452,924     10.7%
 %...................        20.7%       21.0%                  21.4%                  21.8%                  21.9%
Labor................     124,667     145,248      16.5%     177,085     21.9%      201,537     13.8%      223,009     10.7%
 %...................        52.1%       50.6%                  49.7%                  49.3%                  49.2%
All other............      58,703      71,255      21.4%      86,589     21.5%       98,911     14.2%      107,246      8.4%
 %...................        24.5%       24.8%                  24.3%                  24.2%                  23.7%
                       ----------  ----------             ----------             ----------             ----------
EBITA................      56,124      70,754                 92,767                108,705                122,669
 %...................         4.8%        5.2%                   5.6%                   5.8%                   5.9%
LIFO Adjustment......      (2,050)      1,020    -149.8%       1,088      6.6%        1,098      0.9%        1,087     -0.9%
Amortization.........       1,943       2,793      43.8%       3,690     32.1%        4,337     17.5%        4,992     15.1%
Interest expense.....       5,109       7,382      44.5%       8,782     19.0%        7,370    -16.1%        7,245     -1.7%
                       ----------  ----------             ----------             ----------             ----------
Income before tax....      51,122      59,558      16.5%      79,207     33.0%       95,901     21.1%      109,344     14.0%
Tax..................      21,727      25,312      16.5%      33,663     33.0%       40,758     21.1%       46,471     14.0%
                       ----------  ----------             ----------             ----------             ----------
Net income...........      29,395      34,246      16.5%      45,544     33.0%       55,143     21.1%       62,873     14.0%
                       ==========  ==========             ==========             ==========             ==========
 %...................         2.5%        2.5%                   2.7%                   2.9%                   3.0%
Earnings per share...  $     1.13  $     1.31      16.2%  $     1.75     33.0%   $     2.12     21.1%   $     2.41     14.0%
                       ==========  ==========             ==========             ==========             ==========
Average shares.......      25,987      26,055       0.3%      26,055                 26,055                 26,055
                       ==========  ==========             ==========             ==========             ==========
TWC turnover(1)......         7.9         7.9       0.0          8.2                    8.1                    7.9
                       ==========  ==========             ==========             ==========             ==========
Return on net
 assets..............        38.0%       36.6%     -1.4%        42.3%                  43.4%                  44.1%
                       ==========  ==========             ==========             ==========             ==========
Return on equity.....        16.3%       15.8%     -0.5%        17.6%                  17.8%                  17.1%
                       ==========  ==========             ==========             ==========             ==========
Debt to equity
 ratio...............        0.32        0.41      0.09         0.27                   0.21                   0.13
                       ==========  ==========             ==========             ==========             ==========
Operating cash flow..      27,111      47,761      76.2%      54,128     13.3%       67,053     23.9%       77,027
                       ==========  ==========             ==========             ==========             ==========
Free cash flow.......      22,477      42,495      89.1%      47,578     12.0%       60,128     26.2%       69,727
                       ==========  ==========             ==========             ==========             ==========
Free cash flow per
 share...............  $     0.86  $     1.63      88.6%  $     1.83     12.0%   $     2.31     26.4%   $     2.68
                       ==========  ==========             ==========             ==========             ==========

--------
(1) Working capital turnover.

                                  REXEL, INC.
                                THREE-YEAR PLAN
                         (EXCLUDING NEW ACQUISITIONS)

                                    SUMMARY

                        (PREPARED AS OF JUNE 19, 1997)
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                         ACTUAL     FORECAST   PERCENTAGE             PERCENTAGE             PERCENTAGE             PERCENTAGE
                          1996        1997      INCREASE  PLAN 1998    INCREASE  PLAN 1999    INCREASE  PLAN 2000    INCREASE
                       ----------  ----------  ---------- ----------  ---------- ----------  ---------- ----------  ----------
Sales................  $1,159,446  $1,368,389      18.0%  $1,463,836      7.0%   $1,481,402      1.2%   $1,468,070     -0.90%
                       ==========  ==========             ==========             ==========             ==========
Gross profit.........     239,494     287,257      19.9%     313,829      9.3%      323,929      3.2%      325,036       0.3%
 %...................        20.7%       21.0%                  21.4%                  21.9%                  22.1%
                       ----------  ----------             ----------             ----------             ----------
Labor................     124,667     145,248      16.5%     155,404      7.0%      158,174      1.8%      157,965      -0.1%
 %...................        52.1%       50.6%                  49.5%                  48.8%                  48.6%
                       ----------  ----------             ----------             ----------             ----------
All other............      58,703      71,255      21.4%      75,169      5.5%       76,071      1.2%       72,986      -4.1%
 %...................        24.5%       24.8%                  24.0%                  23.5%                  22.5%
                       ----------  ----------             ----------             ----------             ----------
EBITA................      56,124      70,754      26.1%      83,256     17.7%       89,683      7.7%       94,085       4.9%
 %...................         4.8%        5.2%                   5.7%                   6.1%                   6.4%
LIFO adjustment......      (2,050)      1,020    -149.8%       1,088                  1,098                  1,087
Amortization.........       1,943       2,793      43.7%       3,043      9.0%        3,043                  3,051       0.3%
Interest expense.....       5,109       7,382      44.5%       4,897    -33.7%        1,880    -61.6%       (1,546)   -182.2%
                       ----------  ----------             ----------             ----------             ----------
Income before tax....      51,122      59,559      16.5%      74,228     24.6%       83,662     12.7%       91,493       9.4%
Tax provision........      21,727      25,312      16.5%      31,547     24.6%       35,557     12.7%       38,884       9.4%
                       ----------  ----------             ----------             ----------             ----------
Net income...........      29,395      34,246      16.5%      42,681     24.6%       48,106     12.7%       52,608       9.4%
 %...................         2.5%        2.5%                   2.9%                   3.2%                   3.6%
                       ==========  ==========             ==========             ==========             ==========
Earnings per share...  $     1.13  $     1.31      16.3%  $     1.64    -16.9%   $     1.85     12.7%   $     2.02       9.4%
                       ==========  ==========             ==========             ==========             ==========
TWC turnover.........         8.0         8.3                    7.9                    8.0                    8.0
                       ==========  ==========             ==========             ==========             ==========
Return on net
 assets..............        33.7%       34.8%      3.3%        40.8%    17.2%         44.9%     9.9%         48.5%      8.0%
                       ==========  ==========             ==========             ==========             ==========
Return on equity.....        16.3%       15.9%     -2.3%        16.6%     4.2%         15.9%    -4.2%         14.9%     -6.2%
                       ==========  ==========             ==========             ==========             ==========
Debt to equity
 ratio...............        0.32        0.24     -25.0%        0.18                  -0.02                  -0.18
                       ==========  ==========             ==========             ==========             ==========
Operating cash flow..      27,111      47,761      76.2%      50,244      5.2%       57,973     15.4%       63,696       9.9%
                       ==========  ==========             ==========             ==========             ==========
Free cash flow.......      22,477      42,495      89.1%      44,069      3.7%       51,798     17.5%       57,521      11.0%
                       ==========  ==========             ==========             ==========             ==========

  Management's June 19, 1997 projections for 1997 to 2000 were based on the following assumptions:

  Core business sales growth is driven by three factors as shown numerically in the table below:

  (i) Market growth was assumed to grow directly with the Commercial and Industrial Buildings market growth forecast, by region, of F.W. Dodge (an industry consultant), dated March, 1997. Market growth for the Company was based on the weighted average growth of the regions in which it conducts business.

  (ii)Sales were adjusted for expected product price inflation.

  (iii) The Company was assumed to capture incremental market share from competitors of 1.0% per year.

Gross margins were assumed to increase over the projection period due to: (i) sales force training, (ii) improved inventory controls, and (iii) improved terms of trade with suppliers.

  Other assumptions included: (i) labor costs have been assumed to grow by 2.5% per year, and (ii) other variable costs have been assumed to grow in relation to sales. Additionally, the projections assume a 7% interest rate on short-term debt and assumed capital expenditures are equal to depreciation.

  The following are certain assumptions relating to the June 19, 1997 projections:

                                                               1998  1999  2000
                                                               ----- ----- -----
Sales growth:
  Market growth...............................................  4.9% -1.8% -4.3%
  Inflation................................................... -0.2%  1.8%  2.3%
  Market share growth.........................................  1.0%  1.0%  1.0%
  Margin improvement..........................................  0.1%  0.2%  0.1%
                                                               ----- ----- -----
    Total.....................................................  5.8%  1.2% -0.9%
                                                               ===== ===== =====
Labor costs--inflation........................................  2.5%  2.5%  2.5%
                                                               ===== ===== =====

 1998 Profit Plan Estimate

                                  REXEL, INC.
                           1998 PROFIT PLAN ESTIMATE

                                    SUMMARY

                      (PREPARED AS OF SEPTEMBER 18, 1997)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  PERCENTAGE             PERCENTAGE 98 PROFIT PERCENTAGE
              95 ACTUAL 96 ACTUAL  INCREASE  97 FORECAST  INCREASE  PLAN CORE  INCREASE
              --------- --------- ---------- ----------- ---------- --------- ----------
Sales         1,120,688 1,159,446     3.5%    1,370,118    18.2%    1,500,000    9.5%
              ========= =========             =========             =========
Gross Profit    231,630   239,494     3.4%      284,840    18.9%      318,000   11.6%
% of Sales        20.7%     20.7%                 20.8%                 21.2%
Labor           121,777   124,667     2.4%      145,298     16.5%     158,000    8.7%
% of Sales        10.9%     10.8%                 10.6%                 10.5%
% of Gross
 Profit           52.6%     52.1%                 51.0%                 49.7%
Other            61,138    58,703   (4.0%)       68,524     16.7%      74,000    8.0%
% of Sales         5.5%      5.1%                  5.0%                  4.9%
% of Gross
 Profit           26.4%     24.5%                 24.1%                 23.3%
              --------- ---------             ---------             ---------
EBITA            48,715    56,124    15.2%       71,018     26.5%      86,000   21.1%
% of Sales         4.3%      4.8%                  5.2%                  5.7%
Net Income       19,769    29,395    48.7%       34,184     16.3%      45,000   31.6%
              ========= =========             =========             =========
% of Sales         1.8%      2.5%                  2.5%                  3.0%
Earnings per
 Share             0.79      1.13    42.7%         1.31     15.6%        1.72   31.3%
              ========= =========             =========             =========
TWC/turnover        7.7       7.9                   8.0                   8.0
              ========= =========             =========             =========
Return on
 net assets       33.5%     38.2%                 41.5%                 45.9%
              ========= =========             =========             =========

  1998 Profit Plan Estimate Assumptions:

  The 1998 Profit Plan Estimate is based on the same fundamental assumptions described above for the Three Year Plans. However, it does not include acquisitions and has higher sales and margins for the underlying core business. These numbers were used as a budgeting tool in order for the various division heads to build the actual 1998 Profit Plan and represent management's aggressive estimates for actual 1998 financial performance.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  Certain matters discussed herein, including without limitation, the Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Offer to Purchase for the limited purpose of giving the Company's shareholders access to financial projections by the Company's management that were made available to Parent. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Projections were based on assumptions concerning the Company's products and business prospects in 1997 through 2000, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Projections were also based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which the Company operates; greater than anticipated competition or price pressures; new product offerings; better than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission (the "Commission") or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Offer to Purchase only because such information was made available to Parent by the Company. Neither Parent's nor the Company's independent accountants have examined, compiled or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information. Neither Parent nor the Company nor any other party assumes any responsibility for the accuracy or validity of the foregoing projections.

PURPOSE AND STRUCTURE OF THE OFFER; REASONS OF PARENT AND PURCHASER FOR THE OFFER AND THE MERGER

  The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire complete control of Company Board and the entire equity interest in the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement.

  Parent believes that the increasingly competitive environment in the electric supplies distribution sector and the prospect of industry-wide consolidation make an acquisition by Parent of the remaining Shares appropriate at this time. As such, Parent and the Company must continue to grow, by acquisition or otherwise, to compete more effectively in this rapidly changing environment. Such simplification of Parent's corporate structure in the United States would enhance Parent's strategic flexibility and allow it to benefit from opportunities in the United States' electric supplies distribution sector. See "--Background of the Offer--Business of the Company and Arrangements between Parent, Purchaser and the Company."

PLANS FOR THE COMPANY; CERTAIN EFFECTS OF THE OFFER

  As promptly as practicable following the purchase of and payment for Shares under the Offer, (x) Parent intends, in the event Purchaser acquires at least 90% of the then outstanding Shares including Shares transferred from Parent to Purchaser, to cause a "short-form" merger of Purchaser and the Company under the NYBCL with holders of Shares other than Parent and Purchaser receiving $22.50 per Share in cash in such merger and (y) in the event Purchaser acquires less than 90% of the then outstanding Shares, the Company intends to cause a special meeting of the Company's shareholders to be held to vote upon the Merger. Parent has indicated that it will transfer the Shares owned by it to Purchaser only if it obtains a ruling from the French fiscal authorities that any such transfer will not result in any French tax to Parent. While Parent expects that it will be able to obtain such ruling, there is no assurance that it will be granted, or, if granted that it will be granted on a timely basis. If Purchaser does not acquire 90% of the then outstanding Shares, and a vote of the Company's shareholders is required under the NYBCL to consummate the Merger, a significantly longer period of time will be required to effect the Merger. In the Merger Agreement, the Company has agreed to take all action necessary to convene a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby and to use its reasonable best efforts to obtain such approval and adoption. Parent and Purchaser have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the Merger.

  It is expected that, initially following the Merger, except as set forth below, the business and operations of the Company will be conducted in a manner substantially similar to how they are conducted currently. However, Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take further actions as it deems appropriate under the circumstances then existing.

  Except as otherwise described in this Offer to Purchase, Parent has no current plans or proposals which relate to or would result in: (a) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the management of the Company or any change in any material term of the employment contract of any executive officer; or (d) any other material change in the Company's corporate structure or business.

  Nevertheless, Parent may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of the Company and Parent. In particular, Parent may study the possibility of changing the Company Board by changing the number or term of directors, and may also consider material changes in the present dividend rate and policy, indebtedness and capitalization of the Company. In particular, Parent expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

  As a result of the Offer, the direct and indirect interest of Parent in the Company's net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Parent's direct and indirect interest in such items will increase to 100% and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations, and any future increase in the Company's value and the right to elect all members of the Company Board. Similarly, Parent will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, shareholders will not have the opportunity to participate directly in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, shareholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

  Following consummation of the Offer, the Company may fail to meet certain of the criteria for continued listing on the NYSE and the PSE and be subject to delisting. The criteria for listing on the NYSE include a requirement that the Company have at least 1,200 beneficial shareholders of 100 Shares or more, and at least 600,000 publicly held Shares. The criteria for continued listing on the PSE include that the Company have at least 500,000 publicly held Shares and at least 800 public beneficial shareholders if the Company has at least

500,000 and less than 1,000,000 Shares publicly held or a minimum of 400 public beneficial shareholders if the Company has at least 1,000,000 Shares publicly held. In addition, the registration of the Shares under the Exchange Act may be terminated either (i) 90 days following consummation of the Offer, if there be fewer than 300 shareholders of record of the Company or (ii) 90 days following consummation of the Merger. Accordingly, following the Merger there will be no publicly-traded Common Stock of the Company outstanding. See "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange, Pacific Stock Exchange and Exchange Act Registration." It is expected that, if Shares are not accepted for payment by Purchaser pursuant to the Offer and the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

RIGHTS OF SHAREHOLDERS IN THE OFFER AND THE MERGER; APPRAISAL RIGHTS

  In connection with the consummation of the Merger, all holders of Shares as of the Effective Time will have certain rights under the NYBCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures are complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer price.

  The rights of dissenting shareholders of the Company are governed by Section 623 and Section 910 of the NYBCL. The following summary of the applicable provisions of Section 623 of the NYBCL is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Section 623 which is set forth in Schedule III attached hereto.

  It is anticipated that the Merger will be authorized by a vote of shareholders holding at least 66 2/3%, but less than all of the issued and outstanding Shares or upon a "short-form" merger. See "--Plans for the Company; Certain Effects of the Offer." Within ten days after such authorization, the Company will give written notice of such authorization to each holder of Shares. Recipients of such notice are entitled under the provisions of Sections 910 and 623 of the NYBCL, as an alternative to receiving the consideration offered for their shares in the Merger, to a judicial determination of the fair value in cash of their Shares. The following is a summary of the procedural steps which must be taken if the right of appraisal is to be validly exercised.

  Any holder of Shares who did not vote in favor of the Merger, who wishes to exercise his dissenter's rights with respect to the Merger must file with the Company, within 20 days after the Company gives to him written notice of authorization of the Merger by shareholders, a written notice of election to dissent which includes (i) his name and residence address, (ii) the number and class of shares as to which he dissents and (iii) a demand for payment of the fair value of his shares. Failure to vote in favor of the Merger will not constitute the written notice required to be filed by a dissenting shareholder. A shareholder voting in favor of the Merger will be deemed to have waived his dissenter's rights.

  A shareholder may not dissent as to less than all Shares, as to which he has a right of dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all Shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary. Furthermore, if the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or two joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly state, in such demand, that the agent is acting as agent for the record owner or owners of such shares.

  A record holder, such as a broker, who holds Shares as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. All notices of election to dissent should be addressed to the Company at 150 Alhambra Circle, Coral Gables, Florida 33134.

  At the time of filing a notice of election to dissent or within one month thereafter, a dissenting shareholder must submit the certificate or certificates representing his Shares to the Company, for notation thereon of the election to dissent, after which such certificate will be returned to the shareholder. Failure to submit the certificates may result in the loss of dissenters' rights.

  Within 15 days after the expiration of the period within which shareholders file their notices of election to dissent, or within 15 days after the Effective Time, whichever is later (but in no case later than 90 days after the shareholders' authorization of the Merger), the Company is required to make a written offer by registered mail (which, if the Merger has not been consummated, may be conditioned upon such consummation) to each shareholder who has filed a notice of election to dissent to pay for such holder's Shares at a specified price which the Company considers to be their fair value. The Company intends to make such written offer to each shareholder who has filed such notice of election to dissent at a price it determines to be the fair value of such holder's Shares. It is anticipated that the price for such offer will be equivalent to the Offer price. Such offer will be accompanied by a statement setting forth the aggregate number of Shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the Merger has been consummated at the time such offer is made, such offer will also be accompanied by (a) advance payment to each dissenting shareholder who has submitted his certificates for notation thereon, of an amount equal to 80 percent of the amount of such offer, or (b) as to each dissenting shareholder who has not yet submitted his certificates for notation thereon, a statement that advance payment to him of an amount equal to 80 percent of the amount of such offer will be made by the Company promptly upon submission of his certificates. Acceptance of such advance payment by a dissenting shareholder will not constitute a waiver of his dissenter's rights. If within 30 days after the making of such written offer by the Company, the Company and any dissenting shareholder agree upon the price to be paid for his Shares, payment therefor will be made within 60 days after the making of such offer or the Effective Time, whichever is later, upon the surrender of the certificates for any such Shares represented by certificates.

  If the Company fails to make such an offer within the 15-day period described above, or if it makes an offer but the Company and a dissenting shareholder do not agree within 30 days of the making of the offer upon the price to be paid for such shareholder's Shares, the Company must, within 20 days of such 15- or 30-day period, as the case may be, institute a special proceeding in New York Supreme Court (the "Court"), to determine the rights of dissenting shareholders and fix the fair value of their Shares. If the Company does not institute such a proceeding within such 20-day period, any dissenting shareholder may, within 30 days after such 20-day period, institute a proceeding for the same purpose. If such proceeding is not instituted within such 30-day period, dissenting shareholders who have not agreed with the Company as to the price to be paid for their Shares will lose their dissenter's rights, unless the Court, for good cause shown, shall otherwise direct.

  All dissenting shareholders, other than those who agreed with the Company as to the price to be paid for their Shares, will be made parties to such appraisal proceeding. The Court will determine whether each dissenting shareholder is entitled to receive payment for his Shares and will then determine the fair value of his Shares as of the close of business on the day prior to the date the Merger was authorized by shareholders. In fixing the fair value of the Shares, the Court will consider the nature of the transaction giving rise to the shareholder's right to receive payment for his Shares under the NYBCL, the effects of such transaction on the Company and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. Within 60 days after the completion of any such Court proceeding, the Company will be required to pay to each dissenting shareholder the amount found to be due him, with interest thereon at such rate as the Court finds to be equitable, upon surrender to the Company by such shareholder of the certificates representing his Shares. If the Court finds that the refusal of any dissenting shareholder to accept the offer of the Company was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to such shareholder.

  The parties to such appraisal proceeding will bear their own costs and expenses, including the fees and expenses of their counsel and any experts employed by them, except that the Court, in its discretion and under certain conditions, may apportion and assess all or any part of the costs, expenses and fees incurred by the Company against any dissenting shareholders, including any dissenting shareholders who have withdrawn their notices of election to dissent from the Merger, who the Court finds were arbitrary, vexatious or otherwise not acting in good faith in refusing any offer of payment the Company may have made.

  Any shareholder who has filed a notice of election will not, after the Effective Time, have any of the rights of a shareholder with respect to his Shares other than the right to be paid the fair value of his Shares under the NYBCL. Any notice of election to dissent may be withdrawn by a dissenting shareholder at any time prior to his acceptance in writing of any offer by the Company but in no case later than 60 days after the Effective Time (or if the Company fails to make a timely offer to pay such shareholder the fair value of his Shares as provided above, at any time within 60 days after any date such an offer is made), or thereafter with the written consent of the Company. Any dissenting shareholder who withdraws his notice of election to dissent or otherwise loses his dissenter's rights shall thereupon have only the right to receive the consideration of each of his Shares provided in the Merger.

  The Court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the Company if the Court finds any of the following: (i) that the fair value of the Shares as determined materially exceeds the amount which the Company offered to pay;
(ii) that no offer or required advance payment was made by the Company; (iii) that the Company failed to institute the special proceeding within the period specified therefor; or (iv) that the action of the Company in complying with its obligations as provided in Section 623 of the NYBCL was arbitrary, vexatious or otherwise not in good faith. In making any determination as described in this paragraph, the Court may consider the dollar amount or the percentage, or both, by which the fair value of the Shares as determined exceeds the Company offer.

  The enforcement by a shareholder of his right to receive payment for his Shares in the manner provided in the NYBCL may exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership.

  Any holder of Shares contemplating the exercise of dissenters' rights is urged to review carefully the provisions of Section 623 of the NYBCL, attached hereto as Schedule III. Failure by any holder of Shares to follow precisely all of the steps required by the NYBCL to perfect dissenters' rights will result in the loss of those rights.

  In view of the complexities of the foregoing provisions of the NYBCL, Company shareholders who are considering pursuing their dissenters' rights may wish to consult with legal counsel.

  Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only if appraisal rights become available in connection with the Merger.

  Shareholders who tender shares in the Offer will not be entitled to exercise any appraisal rights with respect thereto but, rather, will receive the Offer price.

THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement, a copy of which is attached as Schedule VI to this Offer to Purchase. Such summary is qualified in its entirety by reference to the Merger Agreement.

 The Offer

  The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer." Without the prior consent of the Special Committee, Purchaser has agreed that it shall not (i) decrease the price per Share payable in the Offer, (ii) change the number of Shares to be purchased in the Offer, (iii) change the form of the consideration payable in the Offer, (iv) amend or add to the conditions to the Offer set forth in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" or (v) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

  Pursuant to the Merger Agreement, Purchaser, subject to the terms and conditions of the Offer (i) if so requested by the Company at the direction of the Special Committee will extend the Offer for up to ten business days, in the event upon the initial expiration date of the Offer, Purchaser has not accepted for payment Shares pursuant to the Offer as a result of one or more of the conditions to the Merger Agreement not having been satisfied or waived by Purchaser, (ii) at its discretion may determine from time to time to extend the Offer for no more than an aggregate of ten business days following the later of November 20, 1997 and the first expiration date thereafter on which all of the conditions set forth in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" are satisfied or waived, if applicable, provided, however, that in the event that the Offer is extended in accordance with this clause (ii), all of the conditions of the Offer will be deemed to have been irrevocably satisfied for all purposes of the Offer and may not be asserted as a basis for not consummating the Offer and (iii) may, from time to time at its discretion, extend the Offer in increments of up to ten business days each, if one or more of the conditions set forth in "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" shall not have been satisfied or waived.

 The Merger

  The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the NYBCL, at the Effective Time, Purchaser (or a wholly owned subsidiary of Purchaser formed for the purpose of effecting the Merger) shall be merged with and into the Company. The Company shall continue as the surviving corporation of the Merger and will become a direct (or in the case that the Merger shall be consummated with a subsidiary of Purchaser, an indirect) wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time held by shareholders (other than any Shares owned directly or indirectly by Parent or Purchaser), shall be canceled and, subject to dissenters rights under the NYBCL, shall be converted automatically into the right to receive from the Company the Offer price. The Merger Agreement provides that the directors of the Company immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will remain officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Restated Certificate of Incorporation and By-laws of the Company will remain unmodified.

  The Merger Agreement provides that at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities and/or options:

    (a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by Parent, Shares held in the treasury of the Company and Shares as to which the shareholder has perfected its rights of appraisal) will be canceled and will be converted automatically into the right to receive, in cash, from the Company an amount equal to the Offer price payable, without interest, to the holder of each such Share, upon surrender of the certificate that formerly evidenced such Share;

    (b) Each Share issued and outstanding immediately prior to the Effective Time owned directly or indirectly by Parent, will remain issued and outstanding and no payment or distribution will be made with respect thereto;

    (c) Each share of Common Stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be canceled and no payment or distribution will be made with respect thereto;

    (d) Each share of Common Stock held in the Company's treasury will be canceled and no payment or distribution will be made with respect thereto; and

    (e) Each outstanding option to purchase Shares outstanding immediately prior to the Effective Time, whether or not then exercisable, will be canceled and each holder of a canceled Stock Option will be entitled to receive a payment (the "Exercise Amount") in cash from the Company, in consideration for the cancellation of each such option, at the same time as the consideration in the Merger is received by the holders of Shares, equal to the product of (i) the number of Shares to be issued upon the exercise of such option and (ii) the excess, if any, of the amount paid per Share pursuant to the Offer over the exercise price per Share previously subject to such Stock Option.

 Agreements of Parent, Purchaser and the Company

  If necessary in order to consummate the Merger, pursuant to the Merger Agreement, the Company, acting through the Company Board, will, in accordance with applicable law and the Company's Restated Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting"), (ii) include in the proxy statement for the Shareholders' Meeting the recommendation of the Company Board and the Special Committee that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby, subject to their respective fiduciary duties as advised by independent counsel and (iii) use its reasonable best efforts to obtain such approval and adoption. At the Shareholders' Meeting or any other meeting of shareholders called for such purpose, each of Parent and Purchaser will cause all Shares beneficially owned and acquired after the date of the Merger Agreement including, without limitation, pursuant to the Offer, by it and its subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

  The Merger Agreement provides that in the event Purchaser has acquired ownership of such number of Shares which, when taken together with Shares contributed to Purchaser by Parent, if any, constitutes at least 90% of the then issued and outstanding Shares, then Purchaser, Parent and the Company may take all necessary and appropriate action to cause the Merger to become effective after such acquisition, without the approval of the Company's shareholders in accordance with Section 905 of the NYBCL.

  The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement with the Commission under the Exchange Act (the "Proxy Statement"), and will use its reasonable best efforts to have the Proxy Statement cleared by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Shareholders' Meeting at the earliest practicable time.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Purchaser otherwise agrees in writing, the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

  The Company on the one hand, and Parent and Purchaser on the other hand, are each obligated under the Merger Agreement to give each other prompt notice of
(i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

  Pursuant to the Merger Agreement, the Company will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each of its subsidiaries (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, until the expiration of the statute of limitations relating thereto (and will pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the NYBCL, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances required under the NYBCL). In the event of any such claim, action, suit, proceeding or investigation, (i) the Company will pay the fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to the Company, promptly after statements therefor are received and (ii) the Company will cooperate in the defense of any such matter; provided, however, that the Company will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided further that the Company will not be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except (x) that the persons who served as directors of the Company who were not designees of Parent or Purchaser shall be entitled to retain one additional counsel (plus appropriate local counsel) to represent them at the expense of the Company and
(y) to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company, and provided further that, in the event that any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim will continue until the disposition of such claim. All rights pursuant to the foregoing indemnification provisions of the Merger Agreement are deemed to be a contract between the Company and each of the Indemnified Parties.

  The Merger Agreement provides that the Company will maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company covering those persons who are currently covered by such policies (provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time.

  Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto will (i) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the Offer, the Merger Agreement and the other transactions contemplated thereby and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their reasonable best efforts to take all such action.

 Representations and Warranties

  The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement and by the Company as to compliance with law, corporate status and capitalization and the accuracy of financial statements and filings with the Commission (as defined below).

 Conditions to the Merger

  Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by the NYBCL and the Company's Restated Certificate of Incorporation and By-laws, the Merger Agreement and the transactions contemplated thereby will have been approved and adopted by the affirmative vote of the shareholders of the Company; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of preventing or prohibiting consummation of the Merger or the effective operation of the business of the Company and its subsidiaries after the Effective Time; and (c) Purchaser or its permitted assignee will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition will not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

 Termination

  The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Purchaser and the Company at the direction of the Special Committee; or (b) by either Purchaser or the Company at the direction of the Special Committee if (i) the Effective Time has not occurred on or before March 31, 1998; provided, however, that such right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority has issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (c) by Purchaser (i) if due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser has terminated the Offer or permitted the Offer to expire in accordance with the terms of the Merger Agreement without having accepted any Shares for payment thereunder unless such termination or failure to pay for Shares has been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) if prior to the purchase of Shares pursuant to the Offer, the Special Committee has withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or, the Merger or any transaction contemplated by the Merger Agreement or has resolved to do any of the foregoing; or (d) by the Company, upon direction of the Special Committee, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions to the Offer, Purchaser has (i) failed to commence the Offer within 30 days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares has been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (e) by the Company, upon direction of the Special Committee, (i) if any representation or warranty of Parent or Purchaser in the Merger Agreement which is qualified as to materiality will not be true and correct or any such representation or warranty that is not so qualified will not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or (ii) Parent or Purchaser has failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement; or (f) by the Company upon direction of the Special Committee if the Special Committee has withdrawn or modified its approval or recommendation of the Offer, the Merger or the Merger

Agreement. In the event of the termination of the Merger Agreement, the Merger Agreement will forthwith become void.

 Amendment and Waiver

  The Merger Agreement may be amended in writing by the parties thereto by or on behalf of their respective governing bodies (and, in the case of the Company if directed by the Special Committee) at any time prior to the Effective Time. Except as otherwise provided by the Merger Agreement, any party thereto may (i) extend the time for the performance of any obligation or other act of any other party thereto, (ii) waive any inaccuracy in the representations and warranties contained therein and (iii) waive compliance with any agreement or condition contained therein, other than the Minimum Condition.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

 Related Party Transactions

  In considering the recommendation of the Company Board and the Special Committee with respect to the Offer and the Merger, shareholders should be aware that certain officers and directors of Parent and the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. Currently, of the ten (10) directors of the Company, two (2) are also directors of Parent and two (2) are executive officers of Parent. Messrs. Alain Redheuil and Serge Weinberg serve as directors of both the Company and Parent, and Mr. Pierre Chareyre, a director of the Company, serves as the Chief Financial Officer, and Mr. Redheuil serves as Chairman and Chief Executive Officer, of Parent. See "--Beneficial Ownership of Shares" for information regarding Shares and options to acquire Shares beneficially owned by Parent and certain of Purchaser's executive officers or directors. See also "Schedule I--List of Directors and Executive Officers of Parent, Purchaser and S.C.A. Financiere Pinault."

  Mr. Eric Lomas, the Chairman of the Company and an appointee to the Company Board by Parent, is the president of The Hill Thompson Group Ltd., an investment banking firm ("Hill Thompson"). Mr. Lomas is paid $75,000 per year for his services as Chairman of the Company Board. Hill Thompson has performed certain investment banking services for the Company in the past. In May 1997, the Company engaged Hill Thompson to act as its financial advisor in connection with the Company's efforts to dispose of its Utility Products Division, for which it was paid a fee of $325,000 upon the consummation of such disposition.

  Mr. Gerald Morris, the chairman of the Special Committee, leases office space, through December 31, 1997, from Hill Thompson, at what Mr. Lomas and Mr. Morris each believes is a market rate. Mr. Morris and Mr. Lomas have made several business investments together in the past and Hill Thompson has provided investment banking services to a company with which Mr. Morris is currently affiliated. According to Mr. Morris and Mr. Lomas, such investments and such company are not affiliated with Parent, Purchaser, the Company or their affiliates.

  Shareholders also should be aware that Parent has certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent's current ownership of approximately 50.5% of the issued and outstanding Shares, and its designees constituting a majority of the Company's directors, Parent may be deemed to control the Company.

  Nicolas Sokolow, a director of the Company is a partner in Sokolow, Dunaud, Mercadier & Carreras ("SDMC"). During the years 1994, 1995 and 1996, SDMC received from Parent fees for legal services in the French Franc approximate dollar equivalent amounts of $50,000, $70,000 and $130,000 (FrF 5.1139=$1.00).

  The Company and Parent have entered into a Services Agreement, dated as of November 1, 1995 (the "Services Agreement"). The Services Agreement was negotiated and approved by a special committee of the Company Board consisting of persons who are neither officers nor directors of Parent or its affiliates nor have a material financial relationship with Parent and its affiliates. Under the Services Agreement, in consideration for the benefits to the Company arising from its association with the worldwide business of Parent, including without limitation, in matters relating to customers, suppliers, employers, business methods and know-how and financial expertise, the Company has agreed to pay to Parent $600,000 per year (commencing with 1995). In addition, Parent has agreed to provide consulting services to the Company relating to specific projects at the request of the

Company at a rate 10% higher than the costs to Parent of providing such services (including, in the case of employees of Parent, costs based on the wages, social insurance payments and allocated overhead and general corporate expenses attributable to such employees). Any payment for consulting services must be approved by the Audit Committee of the Company Board (excluding any member thereof who is an officer or director of Parent or any of its affiliates or a person that has a material financial relationship with Parent or any of its affiliates). During 1996, the Company requested from Parent services valued at $200,000 relating to the development of training programs, logistics consulting, enhancement of cash management and treasury systems and a global agreement on implementation of an inventory management system. In addition, pursuant to the agreement, Parent consented to the use by the Company of the name "Rexel". The Services Agreement is effective through December 31, 1997, subject to automatic renewal for successive one year terms unless terminated on 30 days notice given by either party prior to the commencement of a renewal term.

  The other business contacts between the Company and Parent relate to the purchase of Shares by Parent and its affiliates and certain arrangements regarding representation on the Company Board and related matters. Such relationships are set forth in the Purchase Agreement, the Investment Agreement (as amended) and the Additional Purchase Agreement. See "SPECIAL FACTORS-- Background of the Offer--Business of the Company and Arrangements Between Parent, Purchaser and the Company."

  The Special Committee and the Company Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS--Background of the Offer."

 Beneficial Ownership of Shares

  The following table sets forth certain information, as of October 8, 1997, regarding the ownership of Shares by each person known by Purchaser to be the beneficial owner of more than 5% of the issued and outstanding Shares, and any director or executive officer of Parent or Purchaser who is the beneficial owner of Shares or Stock Options issued by the Company:

                                                    NUMBER OF
                                      NUMBER OF   SHARES SUBJECT PERCENTAGE OF
                                        SHARES      TO OPTIONS   COMMON STOCK
                                     BENEFICIALLY ISSUED BY THE  BENEFICIALLY
    NAME OF BENEFICIAL OWNER            OWNED        COMPANY         OWNED
    ------------------------         ------------ -------------- -------------
S.C.A. FINANCIERE PINAULT...........  13,161,481         --          50.5
ARTEMIS S.A.........................  13,161,481         --          50.5
SOCIETE ANONYME PROFESSIONELLE DE
 DISTRIBUTION.......................  13,161,481         --          50.5
PINAULT-PRINTEMPS-REDOUTE S.A.......  13,161,481         --          50.5
Parent..............................  13,161,481         --          50.5
Purchaser...........................   4,646,994         --          17.8
Francois Pinault....................  13,161,481         --          50.5
Alain Redheuil......................         --       10,000            *
Serge Weinberg......................       1,000      10,000            *
Bernard Clerc.......................       2,500         --             *
Pierre Chareyre.....................         --       10,000            *
Michel Rivaillon....................          79         --             *

--------
* Less than 1%.

  Neither Parent nor Purchaser has effected any transactions in Shares during the past 60 days.

  Other than automatic purchases effected for the benefit of certain officers, employees or affiliates thereof pursuant to the Company's 401(k) plan, to the best of Parent's knowledge, no officer or director of Parent or Purchaser has effected any transaction in Shares during the past 60 days.

  To the best of Parent's knowledge, it is the present intention of each officer and director of Parent or Purchaser who owns Shares to tender such Shares in connection with the Offer.

  According to Parent's records, since January 1, 1995, Purchaser and Parent have purchased the following number of Shares at the following average price per Share:

                                                          AVERAGE
                                                NUMBER OF PURCHASE
                                                 SHARES     PRICE   HIGH   LOW
                                                --------- -------- ------ ------
1995:
  First Quarter................................  372,300   $ 6.12  $ 7.25 $ 5.86
  Second Quarter...............................  442,000   $ 7.61  $ 9.50 $ 6.88
  Third Quarter................................  201,400   $ 9.88  $10.63 $ 9.50
  Fourth Quarter...............................  150,700   $11.54  $14.63 $10.00
1996:
  First Quarter................................  230,100   $12.32  $13.88 $11.63
  Second Quarter...............................  321,600   $11.91  $14.63 $11.38
  Third Quarter................................  416,700   $13.87  $15.75 $13.75
  Fourth Quarter...............................  218,500   $14.67  $15.88 $13.38
1997:
  First Quarter................................  227,000   $18.81  $20.13 $15.63
  Second Quarter...............................   86,700   $17.72  $19.00 $17.13
  Third Quarter................................      --       --      --     --
  Fourth Quarter...............................      --       --      --     --

                               THE TENDER OFFER

  1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares which are validly tendered prior to the Expiration Date and not withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on November 20, 1997, unless and until Purchaser, subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

  Pursuant to the Merger Agreement, Purchaser, subject to the terms and conditions of the Offer (i) if so requested by the Company at the direction of the Special Committee, will extend the Offer for up to ten business days in the event upon the initial expiration date of the Offer Purchaser has not accepted for payment Shares pursuant to the Offer as a result of one or more of the conditions to the Merger Agreement not having been satisfied or waived by Purchaser, (ii) at its discretion may determine from time to time to extend the Offer for no more than an aggregate of ten business days following the later of November 20, 1997 and the first expiration date thereafter on which all of the conditions set forth in Section 12 are satisfied or waived, if applicable, provided, however, that in the event that the Offer is extended in accordance with this clause (ii), all of the conditions of the Offer will be deemed to have been irrevocably satisfied for all purposes of the Offer and may not be asserted as a basis for not consummating the Offer and (iii) may, from time to time at its discretion, extend the Offer in increments of up to ten business days each, if one or more of the conditions set forth in Section 12 shall not have been satisfied or waived.

  Purchaser expressly reserves the right to amend the terms and conditions of the Offer; provided that pursuant to the Merger Agreement, except as provided in the preceding paragraph, without the prior consent of the Special Committee, Purchaser shall not (and Parent shall not cause Purchaser to): (i) decrease the Offer price, change the form of consideration therefor, or change the number of Shares sought pursuant to the Offer; (ii) amend or add to the conditions set forth in Section 12; or (iii) amend any other term or condition of the Offer which is adverse to holders of Shares.

  THE OFFER IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN SECTION 12, INCLUDING SATISFACTION OF THE MINIMUM CONDITION. If any such condition is not satisfied prior to the expiration of the Offer, Purchaser may, subject to the terms of the Merger Agreement: (i) terminate the Offer and return all tendered Shares to tendering shareholders; (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Shares until the expiration of the Offer as so extended; (iii) other than as described in
Section 12, waive such condition and, subject to any requirement to receive written consent from the Company pursuant to the Merger Agreement, purchase all Shares validly tendered and not withdrawn by the Expiration Date; or (iv) delay acceptance for payment of (whether or not the Shares have theretofore been accepted for payment), or payment for, any Shares tendered and not withdrawn, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. In the Merger Agreement, Purchaser has agreed, subject to the terms and conditions of the Offer, to pay promptly for all Shares duly tendered thereunder after the expiration time of the Offer. For a description of Purchaser's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see Section 13.

  The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the

Expiration Date as soon as practicable after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in
Section 12. For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 13.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares if, as and when Purchaser gives oral or written notice to the Depositary of its acceptance of the tender of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section
3)), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message (as defined below in Section 3)) and any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

  If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer whether or not such shares were tendered prior to such increase in consideration.

  If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering shareholder, as promptly as practicable after the expiration or termination of the Offer.

  3. Procedures for Tendering Shares. To tender Shares pursuant to the Offer, either: (a) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either: (i) certificates for Shares to be tendered must be received by the Depositary; or (ii) such Shares must be delivered to the Depositary pursuant to the procedures for book entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date; or (b) the tendering shareholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

  Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at each of The Depository Trust Company and the Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two (2) business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or manually signed facsimile thereof) properly completed and duly executed, together with any required signature guarantees or an Agent's Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Except as provided below, all signatures on all Letters of Transmittal must be guaranteed by a recognized member of a Medallion Signature Guarantee Program (each of the foregoing, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed: (a) if the Letter of Transmittal is signed by a registered holder of the Shares tendered therewith, and such holder has not completed either the box entitled "Special Payment Instructions," or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (b) if such Shares are tendered for the account of an Eligible Institution.

  If the certificates evidencing Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares which are not tendered or accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then such tendered certificates must be endorsed or accompanied by appropriate stock powers signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signature(s) on the certificate or stock powers guaranteed as described above. See Instruction 5 of the Letter of Transmittal.

  If a shareholder desires to tender Shares pursuant to the Offer, and such holder's certificates for Shares are not immediately available, or such shareholder cannot deliver such Shares and all other required documents to reach the Depositary on or prior to the Expiration Date, or such shareholder cannot complete the procedure for book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

    (i) the tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary prior to the Expiration Date as provided below; and

    (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or, in the case of book-entry, an Agent's Message, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange ("NYSE") is open for business.

  The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile transmission, or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH A BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Under the U.S. federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. In order to avoid such backup withholding, each tendering shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal (see Instruction 10 of the Letter of Transmittal) or by filing a Form W-9 with the Depositary prior to any such payments. If the shareholder is a nonresident alien or foreign entity not subject to backup withholding, the shareholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

  By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as the shareholder's attorneys in fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by the shareholder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement). All such proxies and powers of attorney shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon acceptance for payment of the Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies or powers of attorney may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will be deemed to be ineffective). The designees of Purchaser will be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting and other rights with respect to such Shares (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

  A tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of, or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been properly made until all defects and irregularities relating thereto have been cured or waived. Purchaser's interpretation of the terms and conditions of the Offer in this regard will be final and binding. None of Purchaser, Parent, the Depositary, the Dealer Manager, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

  4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 21, 1997, unless theretofore accepted for payment as provided in this Offer to Purchase.

  For a withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering holder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn securities. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser,

Parent, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  5. Certain U.S. Federal Income Tax Consequences. The following summary addresses the material U.S. federal income tax consequences to holders of Shares who exchange their Shares for cash in the Offer. The summary does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Shares in light of their personal circumstances or to holders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code") (including financial institutions, broker-dealers, insurance companies, tax-exempt organizations, holders who received their Shares through the exercise of employee stock options or otherwise as compensation, holders who are not citizens or residents of the United States and holders who hold their Shares as part of a hedge, straddle or conversion transaction) nor does this summary address the effect of any foreign, state, local or other tax laws. The discussion assumes that each holder of Shares holds such Shares as a capital asset within the meaning of Section 1221 of the Code.

  The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder who receives cash for Shares pursuant to the Offer will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares and such shareholder's adjusted tax basis in such Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year. The maximum regular federal income tax rate applicable to capital gains recognized by an individual is 20% if the individual has held the Shares for more than 18 months, 28% if the individual has held the Shares for more than 12 months but not more than 18 months and 39.6% if the individual has held the Shares for 12 months or less. The maximum federal income tax rate applicable to all capital gains recognized by the corporation is 35%. Certain limitations exist on the deductibility of capital losses by corporate and individual taxpayers.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS INCLUDING THE FEDERAL ALTERNATIVE MINIMUM TAX.

  6. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NYSE under the symbol "RXL." The following table sets forth, for the quarters indicated, the high and low prices per Share on NYSE as reported by the Dow Jones News Service:

                                                                   HIGH   LOW
                                                                  ------ ------
   1995:
   First Quarter................................................. $ 7.25 $ 5.86
   Second Quarter................................................   9.50   6.88
   Third Quarter.................................................  10.63   9.50
   Fourth Quarter................................................  14.63  10.00
   1996:
   First Quarter.................................................  13.88  11.63
   Second Quarter................................................  14.63  11.38
   Third Quarter.................................................  15.75  13.75
   Fourth Quarter................................................  15.88  13.38
   1997:
   First Quarter.................................................  20.13  15.63
   Second Quarter................................................  19.00  16.38
   Third Quarter.................................................  21.50  17.13
   Fourth Quarter (through October 22, 1997).....................  22.31  21.31

  On August 28, 1997, the last full trading day prior the public announcement of Parent's consideration of a possible acquisition of all remaining outstanding Shares of the Company not owned by Parent Group, the closing price per Share as reported on the NYSE was $18.87. On October 17, 1997, the last full trading day prior to announcement of the Offer, the closing price per Share as reported on the NYSE was $21.31. On October 22, 1997, the last full trading day prior to commencement of the Offer, the closing price per Share as reported on the NYSE was $22.25.

  No cash dividends have been paid on the Shares since the last quarter of 1991.

  SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  7. Certain Information Concerning the Company. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Purchaser assumes no responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

  General. The Company is a New York corporation with its principal executive offices located at 150 Alhambra Circle, Coral Gables, Florida 33134. The telephone number of the Company at such offices is (305) 446-8000. The Company is engaged in the wholesale distribution of electrical parts and supplies, operating approximately 200 electrical distribution locations in 22 states and the Bahamas. The Company manages its business through two principal regional organizations: the Eastern Region and the Western Region. In 1996, the Company served over 82,000 customers, with no single customer accounting for more than 2% of total annual sales. The products sold by the Company are purchased from over 4,300 manufacturers and other suppliers, the two largest of which accounted in the aggregate for approximately 15% of the Company's total purchases during 1996, with none of the remainder accounting for more than 4%.

  Financial Information. Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K") and the unaudited financial statements contained in the Company's June 30, 1997 and 1996 Forms 10-Q (the "Forms 10-Q"). More comprehensive financial information is included in the Form 10-K and the Forms 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. In addition, Schedules IV and V hereto set forth the Company's audited financial statements for the fiscal year ended December 31, 1996 and the Company's unaudited financial statements for the periods ended June 30, 1997 and June 30, 1996, respectively.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

                             INCOME STATEMENT DATA

                           SIX MONTHS    SIX MONTHS      FISCAL YEAR       FISCAL YEAR
                              ENDED         ENDED           ENDED             ENDED
                          JUNE 30, 1997 JUNE 30, 1996 DECEMBER 31, 1996 DECEMBER 31, 1995
                          ------------- ------------- ----------------- -----------------
                                  (DOLLARS, IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
Net sales...............   $   666,834   $   556,648     $ 1,159,446       $ 1,120,688
Income from continuing
 operations before
 income tax.............        27,714        23,530          51,124            37,679
Income taxes provision..        11,778        10,353          21,728            16,579
Extraordinary charge,
 net of income tax
 benefit of $837........           --            --              --             (1,325)
Net income from
 continuing operations..        15,936        13,177          29,396            19,775
Income per Share from
 continuing operations..          0.61          0.51            1.13              0.85
Dividends paid on Common
 Shares.................           --            --              --                --
Average of number of
 common and common
 equivalent Shares......    26,152,000    26,000,000      25,986,000        24,949,000
Ratio of earnings to
 fixed charges..........           9.7          10.0            10.8               5.7

                          SELECTED BALANCE SHEET DATA

                                                        FISCAL YEAR       FISCAL YEAR
                                                           ENDED             ENDED
                         JUNE 30, 1997 JUNE 30, 1996 DECEMBER 31, 1996 DECEMBER 31, 1995
                         ------------- ------------- ----------------- -----------------
                                                 (IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash
  equivalents...........   $ 16,190      $ 13,033        $ 14,396          $ 10,013
 Accounts and notes
  receivable--net, less
  allowance for doubtful
  accounts..............    187,406       149,601         156,450           138,604
 Inventories............    125,346       103,496         117,657           102,239
 Prepaid expenses and
  other current assets..      8,598         7,657          10,423             8,344
 Income taxes
  receivable............        --             68             --                --
 Deferred income taxes..      4,088         3,868           3,747             3,849
                           --------      --------        --------          --------
 Total current assets...    341,628       277,723         302,673           263,049
                           --------      --------        --------          --------
Investments and
 noncurrent
 receivables............        192           905             814             1,069
Fixed assets--net.......     47,511        48,962          48,218            49,453
Other assets............      3,503         2,282           3,286             2,135
Deferred income taxes...        --          1,127             --                --
Goodwill, net of
 accumulated
 amortization...........     91,690        58,132          73,947            58,953
                           --------      --------        --------          --------
                           $484,524      $389,131        $428,938          $374,659
                           ========      ========        ========          ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt........   $ 37,100      $ 15,000        $ 25,500          $  8,050
 Current portion of
  long-term debt........      7,708         7,761           7,737             7,757
 Accounts and notes
  payable--trade, and
  other liabilities.....    188,293       151,508         161,377           147,031
 Income taxes payable...      4,721             0           2,186             3,725
 Deferred income taxes..        --              4             --                --
                           --------      --------        --------          --------
 Total current
  liabilities...........    237,822       174,273         196,800           166,563
                           --------      --------        --------          --------
Long-term debt..........     22,053        29,859          29,582            37,219
Other long-term
 liabilities............      5,936         3,044           3,476             3,363
Deferred income taxes...      2,774         2,393           2,973             1,195
Commitments and
 contingencies
Shareholders' equity:
 Preferred stock
  (authorized 2,000
  shares, none issued)..        --            --              --                --
Common stock............     26,655        26,271          26,314            26,258
Capital surplus.........     98,261        94,278          94,706            94,206
Retained earnings.......     95,912        63,757          79,976            50,580
Treasury stock, at
 cost...................     (4,889)       (4,744)         (4,889)           (4,725)
  Total shareholders'
   equity...............    215,939       179,562         196,107           166,319
                           --------      --------        --------          --------
                           $484,524      $389,131        $428,938          $374,659
                           ========      ========        ========          ========
Book value per Common
 Share..................   $   8.29      $   7.00        $   7.63          $   6.48

                                 CASH FLOW DATA

                          SIX MONTHS    SIX MONTHS      FISCAL YEAR       FISCAL YEAR
                             ENDED         ENDED           ENDED             ENDED
                         JUNE 30, 1997 JUNE 30, 1996 DECEMBER 31, 1996 DECEMBER 31, 1995
                         ------------- ------------- ----------------- -----------------
                                                 (IN THOUSANDS,)
NET CASH PROVIDED BY
 OPERATING ACTIVITIES...     23,225         6,399          27,011            41,763
                           --------       -------        --------          --------
CASH FLOWS FROM
 INVESTING ACTIVITIES           --            --              --                --
 Capital expenditures...     (2,445)       (2,584)         (4,634)           (5,052)
 Acquisitions of
  businesses, net of
  cash acquired.........    (25,146)          --          (24,490)           (1,720)
 Proceeds from sale of
  net assets............        --            --              --              4,050
 Other investing
  activities............      1,738          (137)           (199)              761
                           --------       -------        --------          --------
NET CASH (USED IN)
 PROVIDED BY INVESTING
 ACTIVITIES.............    (25,853)       (2,721)        (29,323)           (1,961)
                           --------       -------        --------          --------
CASH FLOWS FROM
 FINANCING ACTIVITIES           --            --              --                --
 Net borrowings
  (payments) under line
  of credit
  arrangements..........     11,600         6,950          15,150             8,050
 Proceeds from exercise
  of stock options......      2,518            85             225                51
 Redemption of 7%
  Convertible
  Subordinated
  Debentures............        --            --              --            (36,780)
 Acquisition of treasury
  Shares................        --            (19)            --                --
 Other debt payments and
  financing activities,
  net...................     (9,696)       (7,674)         (8,680)          (24,953)
                           --------       -------        --------          --------
NET CASH PROVIDED BY
 (USED IN) FINANCING
 ACTIVITIES.............      4,422          (658)          6,695           (53,632)
                           --------       -------        --------          --------
Net increase (decrease)
 in cash and cash
 equivalents............      1,794         3,020           4,383           (13,830)
Cash and cash
 equivalents at
 beginning of year......     14,396        10,013          10,013            23,843
                           --------       -------        --------          --------
Cash and cash
 equivalents at end of
 year...................   $ 16,190       $13,033        $ 14,396          $ 10,013
                           ========       =======        ========          ========

                           SHAREHOLDERS' EQUITY DATA

                                                   UNREALIZED
                                                   LOSSES ON
                                                   MARKETABLE TREASURY
                         COMMON  CAPITAL  RETAINED   EQUITY   STOCK, AT
                          STOCK  SURPLUS  EARNINGS SECURITIES   COST     TOTAL
                         ------- -------  -------- ---------- --------- --------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE AT DECEMBER 31,
 1994...................  24,705  81,354   30,805     (875)     (4,537)  131,452
                         ------- -------  -------     ----     -------  --------
Net Income..............     --      --    19,775      --          --     19,775
Issuance of 1,517,000
 shares upon conversion
 of 7% Convertible
 Subordinated
 Debentures.............   1,517  13,001      --       --          --     14,518
Expenses incurred in
 connection with
 redemption of 7%
 Convertible
 Subordinated
 Debentures.............     --     (352)     --       --          --       (352)
Issuance of 35,900
 shares pursuant to
 Stock Incentive Plan
 and 18,048 treasury
 shares acquired as
 payment................      36     203      --       --         (188)       51
Marketable equity
 security adjustment....     --      --       --       875         --        875
                         ------- -------  -------     ----     -------  --------
BALANCE AT DECEMBER 31,
 1995...................  26,258  94,206   50,580      --       (4,725)  166,319
                         ------- -------  -------     ----     -------  --------
Net Income..............     --      --    29,396      --          --     29,396
Issuance of 55,500
 shares pursuant Stock
 Incentive Plan and
 10,500 treasury shares
 acquired as payment....      56     315      --       --         (146)      225
Acquisition of 1,600
 treasury shares........     --      --       --       --          (18)      (18)
Tax benefit on exercise
 of non-qualified stock
 options................     --      185      --       --          --        185
                         ------- -------  -------     ----     -------  --------
BALANCE AT DECEMBER 31,
 1996................... $26,314 $94,706  $79,976      --      $(4,889) $196,107
                         ------- -------  -------     ----     -------  --------

  Recent Financial Results.

  On October 21, 1997, the Company announced that earnings per share for the third quarter of 1997 increased to $.34 per share from $.29 per share in the third quarter of 1996 on a 19.7% increase in net income from $7.5 million to $9.0 million. Earnings per share for the nine months ended September 30, 1997 increased to $.95 per share from $.80 for the first nine months of 1996 on a 20.5% increase in net income from $20.7 million to $24.9 million.

  Sales for the third quarter ended September 30, 1997 were up 21.6% (9.7% on same branch sales) to $361.7 million compared to third quarter 1996 sales of $297.4 million. For the nine months ended September 30, 1997, sales were up 20.4% (7.8% on same branch sales) to $1,028.6 million from $854.0 million for the first nine months of 1996.

  Sales for 1997 include $115.5 million and $43.3 million for the nine months and quarter ended September 30, 1997, respectively, for Utility Products Supply, Cable & Connector Warehouse, Southland Electrical and Chemco Electric Supply, acquired, respectively, on August 7, 1996, November 12, 1996, January 17, 1997 and April 29, 1997.

  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov.). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  8. Certain Information Concerning Parent and Purchaser. Parent (formerly known as Compagnie de Distribution de Materiel Electrique) is a societe anonyme organized under the laws of the Republic of France. Its registered office address is 25, rue de Clichy, 75009 Paris, France. Parent is engaged principally in the distribution of electrical components and industrial supplies. Parent is an indirect subsidiary of Pinault-Printemps-Redoute S.A., a societe anonyme organized under the laws of the Republic of France.

  Purchaser is a New York corporation established on December 5, 1986, and has not carried on any activities since 1992 other than the acquisition and ownership of Shares and the execution of the Merger Agreement. Purchaser is a direct, wholly owned subsidiary of Parent.

  The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

  Set forth below is a summary of certain information with respect to Parent for and as at the end of its fiscal years ended December 31, 1996 and December 31, 1995 and the six months ended June 30, 1997, excerpted or derived from financial statements, copies of which have been filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"). Copies of such exhibit may be obtained from the offices of the Commission in the manner set forth in Section 7.

                                  REXEL S.A.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                    YEAR ENDED
                                                      SIX MONTHS   DECEMBER 31,
                                                         ENDED     -------------
                                                     JUNE 30, 1997  1996   1995
                                                     ------------- ------ ------
                                                      (UNAUDITED)
                                                       (IN MILLIONS OF FRENCH
                                                               FRANCS)
INCOME STATEMENT DATA:
Total revenues......................................    13,684     24,395 22,084
Income (loss) before extraordinary item.............       603      1,208  1,011
Net Income..........................................       281        611    520
BALANCE SHEET DATA (AT END OF PERIOD):
Total assets........................................    16,191     14,821 12,052
Working Capital.....................................     4,493      4,340  3,820
Long-term debt......................................      N.A.        871    998
Shareholders' equity................................     5,292      5,000  4,328

  The foregoing data were prepared in accordance with accounting principles accepted in France which may not in all respects be in accordance with accounting principles generally accepted in the United States.

  The consolidated financial statements of Parent are published in French francs ("Frf"). The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate of French francs into U.S. dollars based upon the noon buying rate in New York City for cable transfers in foreign currencies as determined from publicly available sources:

                             (FRF PER U.S. DOLLAR)

     PERIOD                                          AT DECEMBER 31 AVERAGE RATE
     ------                                          -------------- ------------
     1996...........................................     5.244         5.114
     1995...........................................     4.909         4.986

  The noon buying rate on October 22, 1997 was FRF5.986 = $1.00

  Purchaser and Parent own 13,161,481 Shares, representing approximately 50.5% of the 26,055,290 Shares issued and outstanding at September 30, 1997.

  Except as described in this Offer to Purchase, (i) none of Parent, Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

  Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1995, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on

Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between Parent or Purchaser or any of their subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  Parent and Purchaser, with respect to their ownership of Shares, are subject to the informational reporting requirements of the Exchange Act and in accordance therewith file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning Parent and Purchaser may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  9. Financing of the Offer and the Merger. The total amount of funds required by Parent and Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $310 million. Parent shall use funds from its or its affiliate's existing undrawn credit facilities granted to Parent, Purchaser or Parent's controlling shareholder, Pinault--Printemps--Redoute, S.A. The decision as to the allocation of funding among existing or anticipated credit facilities will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate. The terms of any such financing will be fixed prior to consummation of the Offer.

  Parent intends to refinance a portion of the indebtedness related to the Offer from proceeds of a public offering of shares through the French capital market to be commenced, market conditions permitting, following the successful completion of the Offer. The source and allocation of various methods of repayment will be determined and may be modified by Parent based on market conditions and such other factors as Parent may deem appropriate.

  10. Dividends and Distributions. If, on or after October 17, 1997, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares pursuant to the Offer, then, without prejudice to Purchaser's rights under "THE TENDER OFFER--Section 12. Certain Conditions of the Offer," (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced (subject to the terms and conditions of the Merger Agreement) to the extent any such dividend or distribution is payable in cash and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering shareholder for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all the rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

  11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange, the Pacific Stock Exchange and Exchange Act Registration. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Following consummation of the Offer, the Company may fail to meet certain of the criteria for continued listing on the NYSE and the PSE and be subject to delisting. The criteria for listing on the NYSE include a requirement that the Company have at least 1,200 beneficial shareholders of 100 Shares or more, and at least 600,000 publicly held Shares. The criteria for continued listing on the PSE include that the Company have at least 500,000 publicly held Shares and at least 800 public beneficial shareholders if the Company has at least 500,000 and less than 1,000,000 Shares publicly held or a minimum of 400 public beneficial holders if the Company has at least 1,000,000 Shares publicly held.

  In the event the Shares are no longer listed on the NYSE or the PSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below, and other factors.

  The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NYSE reporting. Parent currently intends to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Offer if the requirements for termination of registration are met.

  12. Certain Conditions of the Offer. Purchaser shall not accept for payment any Shares tendered pursuant to the Offer unless 6,760,905 Shares (which, constitute a majority of the then issued and outstanding Shares not owned by Parent or Purchaser on a fully diluted basis), other than Shares owned directly or indirectly by Parent shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer to the extent expressly provided in the Merger Agreement and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

    (a) there shall have been instituted or be pending any action or proceeding by any Governmental Entity (as defined in the Merger Agreement)
  (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Purchaser or Parent or the consummation of any other transaction contemplated by the Merger Agreement, (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Purchaser, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company or any of its subsidiaries, or to compel the Company, Purchaser, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the transaction contemplated by the Merger Agreement, (iii) seeking to impose or confirm limitations on the ability of Purchaser or any affiliate of Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the Merger, (iv) seeking to require divestiture by Purchaser or any affiliate of Purchaser of any Shares, or
  (v) which otherwise has a Material Adverse Effect (as defined in the Merger Agreement) on the Company;

    (b) there shall have been any order or injunction issued, or any Law (as defined in the Merger Agreement) enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Purchaser, the Company or any subsidiary or affiliate of Parent, Purchaser or the Company which has resulted, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

    (c) there shall have occurred any change, condition, event or development that has a Material Adverse Effect;

    (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of the Company on the NYSE or the PSE; (ii) any general suspension of, or limitation on prices for, trading in equity securities on the Paris Stock Exchange; (iii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 25%; (iv) any change in currency exchange rates, measured from the close of business on October 17, 1997, resulting in an increase of 20% or more in the Per Share Amount (as defined in the Merger Agreement) as translated from United States Dollars into French Francs; (v) a commencement of war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the Republic of France; or (vi) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

    (e) (i) the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Purchaser the adoption or recommendation of the Offer, the Merger or the Merger Agreement or (ii) the Special Committee shall have resolved to do any of the foregoing;

    (f) (1) any representation or warranty of the Company in this Agreement shall not be true and correct; provided in any such case, such representation and warranty shall continue to be incorrect in any material respect at the time of such termination; or (2) the Company shall have failed to perform in any respect any agreement or covenant of the Company to be performed or complied with by it under this Agreement, except in each case, where such representation or warranty not being true and correct or such failure to perform such agreements, and covenants does not have and would not be reasonably be likely have a Material Adverse Effect;

    (g) the Merger Agreement shall have been terminated in accordance with its terms; or

    (h) Purchaser, Parent and the Company (with the approval of the Special Committee) shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any of Parent's other affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or, subject to the terms and conditions of the Merger Agreement, may be waived by Purchaser or Parent in whole or in part at any time and from time to time in the sole discretion of Purchaser or Parent. See "SPECIAL FACTORS-- The Merger Agreement." The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  13. Extension of Tender Period; Amendment; Termination.

  Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, regardless of whether or not any of the conditions set forth in Section 12 will have occurred or will have been determined by Purchaser to have occurred, subject to the terms of the Merger Agreement and the applicable rules of the Commission, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary.

  Purchaser also reserves the right, in its sole discretion, subject to the terms of the Merger Agreement, in the event any of the conditions specified in
Section 12 will not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

  If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 4. However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer (including the Minimum Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to shareholders and investor response. If prior to the Expiration Date, Purchaser should decide to increase the Offer price, such increase will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time, as computed in accordance with Rule 14d-1 under the Exchange Act.

  14. Certain Legal Matters and Regulatory Approvals.

  General. Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Purchaser and Parent and discussions of representatives of Purchaser and Parent with representatives of the Company during Purchaser and Parent's investigation of the Company (See "SPECIAL FACTORS--Background of the Offer"), neither Purchaser nor Parent is aware of any license or other regulatory permit that appears to be material to the business of the Company, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in Section 12 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or Parent or that certain parts of the businesses of the Company or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 14. See "THE TENDER OFFER--Section 12. Certain Conditions of the Offer."

  Charter Provisions. Article EIGHTH of the Company's Restated Certificate of Incorporation requires the affirmative vote of the holders of not less than 75 percent of the outstanding shares of voting stock of the Company for the approval or authorization of any business combination, including mergers, involving a "Related Person," which is defined as a holder of at least 10% of such outstanding shares. However, such vote is not required by Article EIGHTH if the "Continuing Directors" (as defined in Article Eighth) approved in advance the acquisition of voting stock of the Company that caused the Related Person to become a Related Person. Because Parent's acquisition of common stock of the Company that caused it to become a "Related Person" was approved by the Continuing Directors at the time, Article EIGHTH is not applicable to the Merger.

  State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden of interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws governing corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

  The Company is incorporated under the laws of the State of New York. Section 912 of the NYBCL prohibits certain "business combinations" (defined to include merger and consolidation) involving a New York corporation that qualifies as a "resident domestic corporation" (which includes the Company) and an interested shareholder (defined generally as a person who is the beneficial owner of 20% or more of the outstanding voting stock of such New York corporation) following the date of which such shareholder became such (such date, a "Stock Acquisition Date") unless such business combination or the purchase made by such interested shareholder is approved by the board of directors of such New York corporation prior to such interested shareholder's Stock Acquisition Date or certain other statutory conditions have been met. As the Board of Directors of the Company approved the acquisition of Stock by Parent on its Stock Acquisition Date, the provisions of Section 912 have been satisfied.

  The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser and Parent do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser and Parent will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser or Parent might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "THE TENDER OFFER--Section 12. Certain Conditions of the Offer."

  Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser and Parent pursuant to the Offer, however, is not subject to such requirements because Purchaser and Parent prior to acquiring their current ownership of in excess of 50% of the issued and outstanding Shares furnished the requisite information to the Antitrust Division of the Department of Justice and the FTC.

  The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Purchaser, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Purchaser and Parent relating to the businesses in which Parent and the Company and their respective affiliates are engaged, Purchaser and Parent believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "THE TENDER OFFER--Section 12. Certain Conditions of the Offer."

  Litigation. Following the August 29, 1997 Announcement by Parent that it was studying a possible business combination with the Company, eight putative class actions were filed by certain of the Company's shareholders.

  In Appleby v. Rexel, Inc. et al. (Supreme Court of the State of New York, County of New York, filed August 29, 1997), the plaintiff is Richard Appleby. Plaintiff brought action on behalf of himself and allegedly on behalf of all others similarly situated. The defendants are Parent, Purchaser, the Company and the following officers and/or directors of the Company and/or Parent:
Gilles Guinchard, Eric Lomas, Serge Weinberg, Pierre Chareyre, Alain Redheuil, John B. Fraser, R. Gary Gentles, Austin List, Gerald E. Morris, and Nicolas Sokolow. Plaintiff alleges that defendants have breached their fiduciary and other common law duties owed to the Company's public shareholders, that they are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company. The relief sought by plaintiff includes a declaration that defendants have breached their fiduciary and other duties, an injunction requiring the defendants to undertake an appropriate evaluation of the Company's worth, an injunction requiring the defendants to act independently, an injunction against the alleged buyout transaction or if the proposed buyout transaction is consummated, rescinding it and setting it aside and damages in an unspecified amount.

  In 7547 Partners v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed August 29, 1997), plaintiff is 7547 Partners. Plaintiff brought the action individually and allegedly on behalf of all persons similarly situated. The defendants are Parent and the following officers and/or directors of the Company: Pierre Chareyre, John B. Fraser, Gilles Guinchard, Eric Lomas, Alain Redheuil, R. Gary Gentles, Austin List, Gerald E. Morris, Nicolas Sokolow and Serge Weinberg. Plaintiff claims that the directors of the Company have breached their fiduciary and other common law duties owed to the plaintiff, that the consideration proposed to be paid to the Company public shareholders in the "proposed transaction" is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company, that the "proposed transaction" is not the result of arm's length negotiations and has been fixed arbitrarily by the directors, that the directors have not seriously considered other potential purchasers of the Company or its stock in a manner to obtain the highest possible price for the Company's public shareholders. The relief sought includes a declaration that the directors of the Company and the Company have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to the plaintiff, an injunction against the "proposed transaction" or in the event the transaction is consummated, a rescission of the "proposed transaction", the establishment of a shareholders' committee to ensure a fair procedure in connection with any transaction for the Shares and damages in an unspecified amount.

  In Parnes v. Rexel S.A. et al. (Supreme Court of the State of New York, County of New York, filed September 2, 1997), plaintiff is L.J. Parnes. Plaintiff alleges that by virtue of a power of attorney, she is attorney-in-fact for Alan R. Kahn, the owner of shares of the Company. Plaintiff brought the action individually and allegedly on behalf of all shareholders of the Company other than defendants. The defendants are Parent, Purchaser and the following officers and/or directors of the Company and/or Parent: Pierre Chareyre, John B. Fraser, R. Gary Gentles, Gilles R. Guinchard, Austin List, Eric J. Lomas, Gerald E. Morris, Alain Redheuil, Nicolas Sokolow and Serge Weinberg. Plaintiff claims that the alleged "bid" made by Parent on August 29, 1997 to acquire the 49.4% of the Company not owned by Parent/Purchaser is grossly unfair to the minority shareholders of the Company, is unlawful and fraudulent and constitutes a breach of Parent's fiduciary duty of fair dealing. The relief sought by plaintiff includes a declaration that defendants have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties, an injunction against the continuation of the alleged proposed "freeze-out", or in the event the alleged "freeze-out" is consummated, an order that it be rescinded and set aside and damages in an unspecified amount.

  In Deital v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed September 2, 1997), the plaintiff is Barbara Deital. Plaintiff brought the action individually and allegedly on behalf of all others similarly situated. The defendants are Parent, the Company and the following officers and directors of the Company: Pierre Chareyre, John B. Fraser, Gilles Guinchard, Eric Lomas, Alain Redheuil, R. Gary Gentles, Austin List, Gerald E. Morris, Nicolas Sokolow and Serge Weinberg. Plaintiff claims that the alleged transaction is in furtherance of a fraudulent plan to take the Company private, that the directors of the Company have breached their fiduciary duties of good faith and loyalty, that defendants have not announced whether the alleged "transaction" will be conditioned on approval by a "majority of the minority"of the shareholders of the Company and by failing to afford this protection, defendants have breached their fiduciary obligations to structure the "transaction" in a procedurally fair manner, that the majority of the directors of the Company are beholden to Parent and thus, suffer from an inherent conflict of interest because Parent has a desire to pay the lowest price possible for the Shares. The relief sought by plaintiff includes an order directing defendants to carry out their fiduciary duties to plaintiff, preliminary and permanent injunctive relief against the consummation of the transaction, and in the event the transaction is consummated, rescission of the transaction and damages in unspecified amount.

  In Shave v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed September 2, 1997), the plaintiff is Victoria Shave. Plaintiff brought the action individually and allegedly on behalf of all others similarly situated. The defendants are Parent, the Company and the following officers and/or directors of the Company: Pierre Chareyre, John B. Fraser, Gilles Guinchard, Eric Lomas, Alain Redheuil, R. Gary Gentles, Austin List, Gerald E. Morris, Nicolas Sokolow and Serge Weinberg. The facts alleged, the cause of action and the relief sought are identical to the complaint filed by Barbara Deital on September 2, 1997. See Deital v. Chareyre et al. discussed above.

  In Maurer and Rand v. Chareyre (Supreme Court of the State of New York, County of New York, filed September 3, 1997), the plaintiffs are Leslie Maurer and Harriet Rand. Plaintiffs brought the action on behalf of themselves and allegedly on behalf of all others similarly situated. The defendants are Parent and the following officers and/or directors of the Company and/or
Parent: Pierre Chareyre, Gilles Guinchard, Alain Redheuil and Serge Weinberg. Plaintiffs allege that the proposed purchase price of $19.50 is unconscionable, unfair and grossly inadequate, that such price is not the result of arm's length negotiations and was not based upon any independent evaluation of the Company, that Parent and the individual defendants have engaged in a plan involving acts which are grossly unfair to plaintiffs, that Parent has breached and continues to breach its duty as a controlling shareholder of the Company, that the individual defendants have breached and continue to breach their duties as directors of the Company. The relief sought by plaintiffs includes preliminary and permanent injunctive relief to enjoin the alleged "offer" of Parent, or in the event the transaction is consummated, rescission of the transaction and damages in an unspecified amount.

  In Black v. Rexel, Inc. et al. (Supreme Court of the State of New York, County of New York, filed September 4, 1997), the plaintiff is Asher Black. Plaintiff brought the action individually and allegedly on behalf of all others similarly situated. The defendants are the Company, Parent and the following officers and/or directors of the Company and/or Parent: Pierre Chareyre, Gilles Guinchard, Alain Redheuil, Eric Lomas, Gerald E. Morris and Serge Weinberg. Plaintiff alleges that the defendants have breached their fiduciary duties to the minority shareholders by not having Parent offer a fair price, as majority controlling shareholder of the Company, that defendants have conflicts of interest and that they are putting their own self-interest in paying the lowest possible price, that the proposed consideration is not an arm's length negotiation and is not based upon an independent evaluation of the current value of the Company's assets or business, but was fixed arbitrarily, and that defendants are not acting in good faith toward plaintiff. The relief sought by plaintiff includes a declaration that defendants have committed a gross abuse of trust and have breached their fiduciary and other duties, an injunction against the continuation of the alleged "buy out" or, in the event the alleged "buy out" is consummated, an order that it be rescinded and damages in an unspecified amount.

  In Tepper v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed September 12, 1997), the plaintiff is Miles M. Tepper. Plaintiff brought the action individually and allegedly on behalf of all others similarly situated. The defendants are the Company, Parent and the following officers and/or directors of the Company and/or Parent: Pierre Chareyre, John B. Fraser, Eric Lomas, Alain Redheuil, R. Gary Gentles, Austin List, Gerald E. Morris, Nicolas Sokolow and Serge Weinberg. The facts alleged, the cause of action and the relief sought are identical to the complaint filed by Barbara Deital on September 2, 1997 and also to the complaint filed by Victoria Shave on September 1997. See Deital v. Chareyre et al. and Shave v. Chareyre et al. discussed above.

  As a result of the increase in the offer price to $22.50, an agreement in principle to settle all eight putative class actions has been reached among counsel representing the various plaintiffs in the putative class actions and counsel representing the defendants. The agreement which, among other things, calls for certification of a class of common shareholders of the Company, denial of any wrongdoing by the defendants and the payment of legal fees to class counsel of no more than $1,250,000, is subject to, among other things, execution of definitive documentation and the approval of the Supreme Court of the State of New York following appropriate proceedings.

  15. Fees and Expenses. Except as set forth below, neither Purchaser nor Parent will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

  J.P. Morgan is acting as exclusive financial advisor to Purchaser in connection with the Offer and as exclusive Dealer Manager. As compensation for its services, J.P. Morgan has received a fee of $350,000 and will receive an additional fee of $1.3 million upon Purchaser accepting Shares for payment pursuant to the Offer, and Parent has agreed to reimburse J.P. Morgan for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify J.P. Morgan against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

  Parent has retained MacKenzie Partners, as the Information Agent, and IBJ Schroder Bank & Trust Company, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interview and may request banks, brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

  As compensation for acting as Information Agent in connection with the Offer, MacKenzie Partners will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Parent for customary handling and mailing expenses incurred by them in forwarding material to their customers.

  The following is an estimate of expenses, to be incurred in connection with the Offer:

     EXPENSES TO BE PAID BY PURCHASER AND PARENT:
     Financial Advisor Fees and Expenses............................ $1,900,000
     Legal Fees and Expenses........................................  1,000,000
     Printing and Mailing...........................................    400,000
     Advertising....................................................     35,000
     Filing Fees....................................................     60,850
     Depositary Fees................................................     13,000
     Information Agent Fees.........................................      7,500
     Miscellaneous..................................................      8,650
                                                                     ----------
       Total........................................................  3,425,000
                                                                     ==========

  16. Miscellaneous. Purchaser and Parent are not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser or Parent becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser and Parent will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser and Parent cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser and Parent have filed with the Commission a Schedule 14D-1 (the "Schedule 14D-1") together with exhibits, furnishing additional information with respect to the Offer. Pursuant to Rule 14d-9 promulgated under the Exchange Act, the Company has filed with the Commission Schedule 14D-9. Purchaser, Parent and certain affiliates of each of them have filed a statement on Schedule 13E-3 with respect to the Offer and may file amendments to the Schedule 13E-3. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer (including the report of Wasserstein Perella to the Special Committee October 17, 1997), may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "THE TENDER OFFER--Section
7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                          INTERNATIONAL TECHNICAL
                                           DISTRIBUTORS, INC.

October 23, 1997

                                                                     SCHEDULE I

   LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER AND S.C.A.
                              FINANCIERE PINAULT

  1. The Parent. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of the Parent and certain other information is set forth below. Unless otherwise indicated below, the address of each director and executive officer is 25, rue de Clichy, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite such director's or executive officer's name refers to employment with the Parent. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither the Parent nor any director or executive officer of the Parent indicated has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of France.

           NAME (AGE)                          EMPLOYMENT HISTORY
           ----------                          ------------------
 Bernard Clerc (75)............. Honorary Chairman of Parent since 1990.
                                 Director since 1971. Chairman and Chief
                                 Executive Officer of Parent since 1973 until
                                 1990.
 Serge Weinberg (46)............ Chairman and Chief Executive Officer of
                                 Parent until October 1, 1996. Director for
                                 more than last 5 years. Vice Chairman of
                                 Board. Also Chairman and Chief Executive
                                 Officer of Pinault-Printemps-Redoute S.A.
                                 since July 25, 1995.
 Pierre Chareyre (40)........... Chief Financial Officer of Parent since June
                                 1997. Chief Executive Officer of Sogem S.A.,
                                 a subsidiary of Societe Generale de Belgique
                                 from October 1993 to April 1997.
 Alain Redheuil (49)............ Director, Chairman and Chief Executive
                                 Officer of Parent since October 1996. General
                                 Manager of Lhoist S.A. from June 1993 to
                                 September 1996. Director of European
                                 Operations of Michelin, S.A. from January
                                 1981 until May 1993.
 Patrice Marteau (49)........... Director of Parent since 1996. Chief
                                 Financial Officer of Pinault-Printemps-
                                 Redoute S.A. from 1994 to the present. Also
                                 Chief Financial Officer of Danone from 1983
                                 to 1994.
 Jacques Vincent (55)........... Secretary General of Parent for more than 5 years.
 Marc Valentiny (33)............ Director of Parent since 1997. Director du
                                 Plan et de la Strategie of Pinault-Printemps-
                                 Redoute from October 1996 to the Present;
                                 previously Senior Engagement Manager of
                                 McKinsey & Co. Paris from February 1994 to
                                 October 1996. Associate of McKinsey & Co.
                                 Brussels from August 1992 to January 1994.
 Jean Louis de Roux (68)........ Director of Parent since April 23, 1991.
 Patricia Barbizet (42)......... Director of Parent since September 17, 1990.
 Claude Schoesetters (61)....... Director of Parent since 1992. Mr.
                                 Schoesetters is currently retired. Chief
                                 Operating Officer of Parent until 1996.
 Michel Rivaillon (62).......... Censor of Parent since June 1993. Chairman and Chief Executive Officer of Groupelec-
                                 Distribution S.A. for more than the past five
                                 years. Chairman and Chief Executive Officer
                                 of L.M.E.I. S.A. since 1993.
 Francois Jean-Henri Pinault     Director of Parent since June 8, 1993.
  (35)..........................
 Francois Pinault (61).......... Director of Parent since March 28, 1990.
                                 Managing General Partner of S.C.A. Financiere
                                 Pinault for more than five years.

PURCHASER

Alain Redheuil.......... Director and President
Pierre Chareyre......... Secretary

S.C.A. FINANCIERE PINAULT

Francois Pinault (61)... Managing General Partner of Financiere Pinault for more than five years.
Pinault Trustee
 (S.A.R.L.)............. General Partner of Financiere Pinault for more than five years.

                                                                    SCHEDULE II

  OPINION OF WASSERSTEIN PERELLA & CO. INC., FINANCIAL ADVISOR OF THE SPECIAL
                           COMMITTEE OF THE COMPANY

                                                               October 17, 1997
Special Committee of the Board of Directors
Rexel, Inc.
150 Alhambra Circle, Suite 900
Coral Gables, FL 33134

Gentlemen:

  You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders (other than Rexel S.A. and its wholly owned subsidiaries, including International Technical Distributors, Inc. (collectively the "Rexel S.A. Group")) of shares of Common Stock, par value $1 per share (the "Shares"), of Rexel, Inc., a New York corporation (the "Company"), of the consideration to be received by such holders in the Transactions (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 17, 1997, by and among Rexel S.A., International Technical Distributors, Inc. and the Company (the "Merger Agreement"). The Merger Agreement provides for, among other things, a cash tender offer (the "Tender Offer") by a wholly owned subsidiary of Rexel S.A. ("Sub") to acquire all of the outstanding Shares, other than Shares held by members of the Rexel S.A. Group, at a price of $22.50 per Share, net to the seller in cash (the "Cash Price"), and for a subsequent merger of Sub with and into the Company pursuant to which each outstanding Share (other than as provided in the Merger Agreement) will be converted into the right to receive the Cash Price (the "Merger" and, together with the Tender Offer, the "Transactions"). The terms and conditions of the Transactions are set forth in more detail in the Merger Agreement.

  In connection with rendering our opinion, we have reviewed the Merger Agreement. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with certain representatives of the Company and Rexel S.A. to review and discuss such information and, among other matters, the Company's business, financial condition, results of operations and prospects.

  We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the electrical and industrial supply industries specifically, and in other industries generally, which we believe to be reasonably comparable to the Transactions or otherwise relevant to our inquiry. We have also performed such other studies, analyses and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

  In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, including the financial projections, forecasts, analyses and other information provided to us, and we have not assumed any responsibility for independent verification of, and express no opinion as to, any of such information. Except for the written financial projections developed in June 1997 and September 1997, which management of the Company has advised us do not reflect its best estimates of the Company's future operating performance, we have also relied upon the reasonableness and accuracy of the projections, forecasts, analyses and other information furnished to us, and have assumed, with the Special Committee's consent, that such projections, forecasts and analyses and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management as of the date hereof and that management of the Company is unaware of any facts that would make the projections, forecasts and other information provided to us incomplete or misleading. We also have not reviewed any of the books and records of the Company or Rexel S.A. or conducted, or assumed any responsibility for conducting, a physical inspection of the properties or facilities of the Company or Rexel S.A., or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or Rexel S.A., and no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. Within the context of our engagement, we have not been authorized to and have not solicited alternative offers for the Company or its assets, or investigated any other alternative transactions which may be available to the Company. Finally, we have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification.

  We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with the Transactions and will receive a fee for our services, including this opinion. In the ordinary course of our business, we may actively trade the securities of the Company or Rexel S.A. for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion addresses only the fairness from a financial point of view to the holders of the Shares (other than the members of the Rexel S.A. Group) of the consideration to be paid to them pursuant to the Merger Agreement and does not address the Company's underlying business decision to effect the Transactions.

  This letter is for the benefit and use of the Special Committee of the Board of Directors of the Company (the "Special Committee") in its consideration of the Transactions and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent (except as otherwise provided in the engagement letter, dated as of September 29, 1997, between the Company and
us). We have been engaged and are acting solely as an advisor to the Special Committee and not as an advisor to or agent of any other person. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote or otherwise act with respect to the Merger, and should not be relied upon by any stockholder as to any such matter.

  Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Price to be received by the holders of Shares (other than members of the Rexel S.A. Group) in the Transactions pursuant to the Merger Agreement is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          /s/ Wasserstein Perella & Co., Inc.

                                                                   SCHEDULE III

             NEW YORK BCL SECTION 623 REGARDING DISSENTERS RIGHTS

SECTION 623. Procedure to Enforce Shareholder's Right to Receive Payment for Shares

  (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

  (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

  (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or an outline of the material features thereof under section 905.

  (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

  (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                                     III-1

  (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

  (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by
(1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

  (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

    (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is

                                     III-2
  a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

    (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

    (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

    (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

    (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

    (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

    (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court

                                     III-3
  may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

    (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

  (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

  (j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

    (1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

    (2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the nondissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

    (3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

  (k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

  (l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

  (m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).


                                     III-4

                                                                    SCHEDULE IV

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Rexel, Inc.:

  We have audited the accompanying consolidated balance sheets of Rexel, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rexel, Inc. and subsidiaries as of December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.

Miami, Florida
February 14, 1997

  AUDITED FINANCIAL STATEMENT FOR THE COMPANY FOR THE YEARS ENDED DECEMBER 31,
                           1995 AND DECEMBER 31, 1996

                        CONSOLIDATED STATEMENT OF INCOME

                                                        YEARS ENDED DECEMBER
                                                          31, 1996 AND 1995
                                                        ---------------------
                                                           1996       1995
                                                        ---------- ----------
                                                        (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
                                                        ---------------------
Net sales.............................................. $1,159,446 $1,120,688
Cost of goods sold.....................................    917,907    890,605
                                                        ---------- ----------
  Gross profit.........................................    241,539    230,083
Selling and administrative expense.....................    185,699    184,687
                                                        ---------- ----------
  Operating profit.....................................     55,840     45,396
Interest expense.......................................      5,110      7,688
Other income (expense)--net............................        394        (29)
                                                        ---------- ----------
  Income from continuing operations before income tax-
   es..................................................     51,124     37,679
Income tax provision...................................     21,728     16,579
                                                        ---------- ----------
  Income from continuing operations....................     29,396     21,100
Extraordinary charge, net of income tax benefit of
 $837..................................................         --     (1,325)
                                                        ---------- ----------
  Net income........................................... $   29,396 $   19,775
Income (loss) per common share:
  Primary
    Income from continuing operations.................. $     1.13 $      .85
    Extraordinary charge...............................         --       (.05)
                                                        ---------- ----------
    Net income......................................... $     1.13 $      .80
  Fully diluted(a).....................................
    Income before extraordinary charge.................            $      .79
    Extraordinary charge...............................                  (.05)
                                                                   ----------
    Net income.........................................            $      .74
                                                                   ----------
Average number of common and common equivalent shares
  Primary..............................................     25,986     24,949
                                                        ---------- ----------
  Fully diluted........................................                28,214
                                                                   ----------

--------
(a) Fully diluted income (loss) per common share was consistent with primary earnings per share in 1996.

          See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                                                             DECEMBER 31,
                                                             1996 AND 1995
                                                           ------------------
                                                             1996      1995
                                                           --------  --------
                                                              (DOLLARS IN
                                                              THOUSANDS)
                          ASSETS
Current assets:
  Cash and cash equivalents............................... $ 14,396  $ 10,013
                                                           --------  --------
  Accounts and notes receivable, less allowance for
   doubtful accounts of
   $3,004 in 1996 and $2,680 in 1995......................  156,450   138,604
  Inventories.............................................  117,657   102,239
  Prepaid expenses and other current assets...............   10,423     8,344
  Deferred income taxes...................................    3,747     3,849
                                                           --------  --------
    Total current assets..................................  302,673   263,049
Investments and noncurrent receivables....................      814     1,069
Fixed assets, at cost:
  Land....................................................    8,196     8,196
  Buildings and leasehold improvements....................   28,485    26,531
  Machinery, equipment and other tangible property........   45,010    37,861
                                                             81,691    72,588
  Less, accumulated depreciation and amortization.........   33,473    23,135
                                                           --------  --------
  Fixed assets--net.......................................   48,218    49,453
                                                           --------  --------
Other assets..............................................    3,286     2,135
Goodwill, net of accumulated amortization of $8,695 in
 1996 and $6,996 in 1995..................................   73,947    58,953
                                                           --------  --------
                                                           $428,938  $374,659
                                                           --------  --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt......................................... $ 25,500  $  8,050
  Current portion of long-term debt.......................    7,737     7,757
  Accounts and notes payable--trade, and other
   liabilities............................................  161,377   147,031
  Income taxes payable....................................    2,186     3,725
                                                           --------  --------
    Total current liabilities.............................  196,800   166,563
Long-term debt............................................   29,582    37,219
Other long-term liabilities...............................    3,476     3,363
Deferred income taxes.....................................    2,973     1,195
Commitments and contingencies (Note 10)
Stockholders' equity:
  Preferred stock (authorized 2,000,000 shares, none
   issued)................................................      --        --
  Common stock (26,313,633 and 26,258,133 shares issued in
   1996 and 1995).........................................   26,314    26,258
  Capital surplus.........................................   94,706    94,206
  Retained earnings.......................................   79,976    50,580
  Treasury stock, at cost (621,243 and 609,143 shares in
   1996 and 1995).........................................   (4,889)   (4,725)
                                                           --------  --------
    Total stockholders' equity............................  196,107   166,319
                                                           --------  --------
                                                           $428,938  $374,659
                                                           --------  --------

          See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                      YEARS ENDED DECEMBER 31, 1996 AND 1995
                         --------------------------------------------------------
                                                    UNREALIZED
                                                    LOSSES ON
                                                    MARKETABLE TREASURY
                         COMMON  CAPITAL  RETAINED    EQUITY   STOCK AT
                          STOCK  SURPLUS  EARNINGS  SECURITIES   COST     TOTAL
                         ------- -------  --------  ---------- --------  --------
                                        (DOLLARS IN THOUSANDS)
Balance at December 31,
 1994...................  24,705  81,354   30,805      (875)    (4,537)   131,452
Net income..............                   19,775                          19,775
Issuance of 1,517,000
 shares upon conversion
 of 7% Convertible
 Subordinate
 Debentures.............   1,517  13,001                                   14,518
Expenses incurred in
 connection with
 redemption of 7%
 Convertible
 Subordinated
 Debentures.............            (352)                                    (352)
Issuance of 35,900
 shares pursuant to
 Stock Incentive Plan
 and 18,048 treasury
 shares acquired as
 payment................      36     203                          (188)        51
Marketable equity
 security adjustment....                                875                   875
                         ------- -------  -------      ----    -------   --------
Balance at December 31,
 1995...................  26,258  94,206   50,580       --      (4,725)   166,319
Net income..............                   29,396                          29,396
Issuance of 55,500
 shares pursuant to
 Stock Incentive Plan
 and 10,500 treasury
 shares acquired as
 payment................      56     315                          (146)       225
Acquisition of 1,600
 treasury shares........                                           (18)       (18)
Tax benefit on exercise
 of nonqualified stock
 options................             185                                      185
                         ------- -------  -------      ----    -------   --------
Balance at December 31,
 1996................... $26,314 $94,706  $79,976      $ --    $(4,889)  $196,107
                         ======= =======  =======      ====    =======   ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    YEARS ENDED DECEMBER 31,
                                                    ------------------------
                                                        1996          1995
                                                    ------------  ------------
                                                     (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
 Net income........................................ $     29,396  $     19,775
                                                    ------------  ------------
Adjustments to reconcile net income to net cash
 provided by operating
 activities:
 Depreciation and amortization.....................        8,494         8,949
 Provision for losses on accounts receivable.......         (303)          827
 Deferred income taxes.............................        1,428        (4,773)
 Loss on redemption of 7% Convertible Subordinated
  Debentures.......................................           --         2,162
 Gain on sale of investments.......................           --          (991)
 Provision for loss on investment and noncurrent
  receivable.......................................           --         1,975
 Changes in assets and liabilities, net of effect
  of acquisitions and sale
  of net assets:
   Accounts and notes receivable...................       (7,434)        4,651
   Inventories.....................................       (4,802)       10,008
   Prepaid expenses and other current assets.......       (1,811)          590
   Accounts and notes payable-trade, and other
    liabilities....................................        2,410        (9,997)
   Income taxes payable............................         (282)        8,712
 Other, net........................................          (85)         (125)
                                                    ------------  ------------
   Total adjustments...............................        2,385        21,988
                                                    ------------  ------------
   Net cash provided by operating activities.......       27,011        41,763
                                                    ------------  ------------
Cash flows from investing activities:
 Capital expenditures..............................       (4,634)       (5,052)
 Acquisitions of businesses, net of cash acquired..      (24,490)       (1,720)
 Proceeds from sale of net assets..................           --         4,050
 Other investing activities........................         (199)          761
                                                    ------------  ------------
 Net cash (used in) provided by investing
  activities.......................................      (29,323)       (1,961)
                                                    ------------  ------------
Cash flows from financing activities:
 Net borrowings (payments) under line of credit
  arrangements.....................................       15,150         8,050
 Proceeds from exercise of stock options...........          225            51
 Redemption of 7% Convertible Subordinated
  Debentures.......................................           --       (36,780)
 Other debt payments and financing activities,
  net..............................................       (8,680)      (24,953)
                                                    ------------  ------------
 Net cash provided by (used in) financing
  activities.......................................        6,695       (53,632)
                                                    ------------  ------------
 Net increase (decrease) in cash and cash
  equivalents......................................        4,383       (13,830)
Cash and cash equivalents at beginning of year.....       10,013        23,843
                                                    ------------  ------------
Cash and cash equivalents at end of year........... $     14,396  $     10,013
                                                    ------------  ------------
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
 Interest.......................................... $      5,272  $      9,427
                                                    ------------  ------------
 Income taxes...................................... $     20,110  $     11,352
                                                    ------------  ------------
Supplemental information of businesses acquired:
 Fair value of assets acquired, other than cash.... $     40,283  $      3,350
 Liabilities assumed...............................      (14,743)         (972)
 Liability issued to seller........................       (1,050)         (658)
                                                    ------------  ------------
 Cash paid......................................... $     24,490  $      1,720
                                                    ------------  ------------

          See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Consolidation

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company's continuing operations consist solely of the distribution of electrical parts and supplies, principally in the southern United States.

 (b) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 (c) Cash and Cash Equivalents

  Highly liquid investments with a maturity of three months or less when purchased are generally considered to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

 (d) Inventories

  Inventories are stated at the lower of LIFO cost or market. Had the LIFO method been used to value inventories, total inventories would have increased $12,464 and $14,514 at December 31, 1996 and 1995, respectively.

 (e) Investments and Noncurrent Receivables

  Investments and noncurrent receivables are stated at the lower of cost or net realizable value.

 (f) Long-Lived Assets

  Long-lived assets and certain identifiable intangible assets held or used by the Company are reviewed for impairment of the carrying amount of such assets. An impairment loss is recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the caring amount of the asset. Impairments are recognized as losses in the current period.

 (g) Depreciation and Amortization

  Depreciation, computed by means of straight-line and accelerated methods, is based on the estimated useful lives of the related assets. Leasehold improvements are amortized over their respective lease terms or their estimated useful lives, if shorter.

  Goodwill, representing the cost in excess of net assets of acquired businesses, is being amortized over 40 years. At each balance sheet date, the Company reviews the carrying value of goodwill in relation to current and expected operating results of the businesses which benefit therefrom in order to assess whether there has been a permanent impairment of goodwill.

 (h) Earnings Per Share

  Primary earnings per share are based on the weighted average number of common and common equivalent shares outstanding during the year. Fully diluted earnings per share in 1995 assume the conversion of the convertible debentures at the beginning of the year and the resultant reduction in interest costs, net or tax.

 (i) Accounting for Stock Based Compensation

  Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured based on the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price of the option. Any income tax benefit from the exercise and early disposition of stock options is accounted for as a credit to capital surplus.

 (j) Future Impact of Recently Issued Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS
128). FAS 128 specifies new standards designed to improve the earnings per share (EPS) information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents (CSEs) are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision, and (c) revising the contingent share provisions and the supplemental EPS data requirements. FAS 128 also makes a number of changes to existing disclosure requirements. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of the implementation of FAS 128.

2. SIGNIFICANT TRANSACTIONS

  On November 12, 1992, pursuant to a purchase agreement dated April 22, 1992 among the Company and Rexel, S.A. and certain affiliates of Rexel, S.A. ("Rexel"), the Company issued to Rexel 6,284,301 shares of the Company's common stock in exchange for all of the stock of an affiliated company and $9,885 in cash. As a result, Rexel obtained beneficial ownership of 30% of the outstanding common stock of the Company.

  On March 1, 1994, the Company sold to Rexel 3,491,280 newly issued shares of Company common stock for a total cash purchase price of $31,422. As a result, Rexel increased its beneficial ownership to 40%.

3. ACQUISITIONS

  On August 7, 1996, the Company acquired the common stock of Utility Products Supply Co. of Denver, Colorado ("UPS"), a distributor of electrical products to the utility industries with locations in Colorado, Arizona, California and Kansas, for cash and deferred payments totaling $5.6 million (including acquisition costs of $0.1 million).

  On November 12, 1996, the Company acquired the common stock of Cable & Connector Warehouse, Inc. of Dallas, Texas ("CCW"), a distributor of electronic wire, cable, connectors and related apparatus to manufacturers of data and telecommunication products with locations in Louisiana, Texas, Colorado, California, Oregon and Kansas, for cash consideration of $20.2 million (including $0.2 million of acquisition costs), plus contingent consideration of up to $4.0 million based upon achieving certain operating results in 1997. Any contingent payments will be recorded as additional purchase price.

  Each of these acquisitions has been recorded as a purchase and the excess of the total purchase price over the fair value of the net assets acquired ($3.0 million for UPS and $13.7 million for CCW) is being amortized over 40 years. Results of operations of both companies are included in the Company's financial statements from the respective dates of acquisition.

  The following table summarizes the effect on consolidated sales and income of the Company for 1996 and 1995, on an unaudited pro forma basis, assuming the acquisitions had been consummated as of January 1, 1995, the year preceding the year of acquisition:

                                                             1996       1995
                                                          ---------- ----------
      Net sales.......................................... $1,212,403 $1,185,760
                                                          ---------- ----------
      Income before extraordinary charge................. $   30,043 $   21,731
                                                          ---------- ----------
      Net income......................................... $   30,403 $   20,406
                                                          ---------- ----------
      Income per share before extraordinary charge             $1.16       $.87
                                                          ---------- ----------
      Net income per share...............................      $1.16       $.82
                                                          ---------- ----------

  The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect at the beginning of the period or are they necessarily indicative of future consolidated results.

4. SHORT-TERM DEBT

  The Company entered into a Revolving Credit and Reimbursement Agreement, dated as of December 17, 1993 (the "Credit Agreement"), with NationsBank of Florida, N.A., and Credit Lyonnais New York Branch. The Credit Agreement was amended on August 8, 1995 to add Societe Generale as a participant in the facility and to provide for borrowings through August 1, 2000 of up to $100 million. Interest on borrowings under such facility is at a rate based on rates in the certificate of deposit market or LIBOR plus a margin, which margin varies depending on the Company's financial performance. The Credit Agreement includes various covenants, including restrictions on liens, debt and lease obligations and requirements that certain financial ratios be maintained.

  In June 1995, to offset the variable rate characteristic of its revolving line of credit, the Company entered into interest rate swap agreements with major banks resulting in fixed interest rates on $30 million. During 1996, the Company and the banks agreed to terminate these interest rate swap agreements, resulting in an immaterial net gain to the Company.

5. LONG-TERM DEBT

  Long-term debt, less current installments, consist of:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
       9.78% Senior Notes due March 15, 2001................... $35,720 $42,860
       Other notes payable.....................................   1,599   2,116
                                                                ------- -------
                                                                 37,319  44,976
       Less current installments...............................   7,737   7,757
                                                                ------- -------
                                                                $29,582 $37,219
                                                                ======= =======

  The 9.78% Senior Notes are payable ratably over a seven-year period commencing March 15, 1995 with interest payable semi-annually at a rate of 9.78% per annum. Under the terms of the Senior Notes (as amended), the Company may pay dividends and make other restricted payments (as defined) to the extent of $26,000 plus 50% of consolidated net income (as defined) plus certain other amounts and is subject to certain restrictions on the incurrence of additional debt and other transactions and to other covenants calling for minimum levels of working capital and certain financial ratios.

  On August 11, 1995, the Company redeemed all of its outstanding 7% Convertible Subordinated Debentures Due 2014, which had an original principal amount of $50 million. Of such principal amount, $35.5 million was redeemed for cash at a redemption price of 102.8% of principal, plus accrued and unpaid interest to the redemption date, or a total redemption payment of $36.5 million. The balance of the Debentures was converted in accordance with the terms thereof into Common Stock of the Company at a conversion price of $9.57 per share, or a total of 1,517,000 shares. Results for 1995 include an extraordinary charge of approximately $2.2 million ($1.3 million after tax or $.05 per share) in connection with the redemption. These charges result primarily from the premium paid to redeem the Debentures and the accelerating of unamortized financing costs associated with the issuance of the Debentures in 1989. Assuming the conversions and redemption occurred as of January 1, 1995, primary income per share would have been as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1995
                                                                    ------------
       Income from continuing operations...........................     $.84
       Discontinued operations.....................................      --
       Extraordinary charge........................................     (.05)
                                                                        ----
       Net income..................................................     $.79
                                                                        ====

  Long-term debt maturities during the next five years are as follows:

                                                                        AMOUNT
                           YEAR ENDING DECEMBER 31,                     ------
       1997............................................................ $7,737
       1998............................................................  7,691
       1999............................................................  7,447
       2000............................................................  7,284
       2001............................................................  7,160
                                                                        ------

  Based on borrowing rates currently available to the Company for long-term debt with similar terms and average maturities, the fair value of the Company's long-term indebtedness was approximately $39,744 and $50,197 as of December 31, 1996 and 1995.

6. STOCKHOLDERS' EQUITY

  The authorized capital stocks of the Company is 47,000,000 shares, consisting of 2,000,000 shares of Preferred Stock and 45,000,000 shares of Common Stock with a par value of $1 per share.

  At December 31, 1996, 1,724,353 shares of common stock are reserved for issuance pursuant to the Company's Stock Incentive Plan.

  On September 19, 1995, the Board of Directors authorized the purchase of up to 2,000,000 shares of its out-standing common stock from time to time, in open market transactions or otherwise. Such purchases, if commenced, may be suspended or discontinued at any time. As of December 31, 1996, 1,600 shares have been purchased under this program.

7. STOCK OPTION PLANS

  Under the Company's 1988 and 1985 Stock Option Plans, options to purchase up to 2,266,667 shares and 829,630 shares of common stock, respectively, were available to be granted to key employees of the Company. The 1985 plan terminated on January 15, 1995. The 1988 Plan also provides that each director of the Company, other than one who is an officer or employee, be granted a non-qualified stock option to purchase 10,000 shares of Company common stock and provides for annual grants to directors if defined levels of income are achieved by the Company. For each plan, the option period is either ten or eleven years from the date of grant, and options may be exercised at various times depending on the provisions of the grant.

  Information regarding the Company's stock option plans is summarized below:

                                                                      NUMBER OF
                                      NUMBER OF     OPTION PRICE       SHARES
                                       SHARES         PER SHARE      EXERCISABLE
                                      ---------  ------------------- -----------
Outstanding at Dec.31, 1994..........   570,000  $ 6.50   -  $ 8.06    237,200
  Granted............................   399,000    6.00   -    7.25
  Terminated & cancelled.............   (70,000)   6.69
  Exercised..........................   (35,900)   6.63   -    6.69
                                      ---------
Outstanding at Dec. 31, 1995.........   863,100    6.00   -    8.06    352,040
  Granted............................   196,000   13.125  -   13.875
  Terminated & cancelled.............    (1,200)   6.00
  Exercised..........................   (55,500)   6.00   -    8.065
                                      ---------
Outstanding at Dec. 31, 1996......... 1,002,400  $ 6.00   -  $13.875   462,800
                                      ---------

  All options were granted at market value on the date of grant.

  As of December 31, 1996, options for the purchase of 721,953 shares were available for future grant under the 1988 plan.

  Had compensation costs for the Company's 1988 stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123 for options granted in 1996 and 1995, the Company's net income and earnings per share for those years would have been reduced by approximately $321 and $232, respectively, or $.01 per share for both years. The fair value of the options granted during 1996 and 1995 is estimated as $1,594 and $1,460, respectively, on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: volatility of 40%, expected dividends of 0, risk-free interest rates of 5.6% to 7.6%, and terms of 10 years.

8. EMPLOYEE BENEFIT PLANS

  The Rexel, Inc. Section 401(k) Savings Plan, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code, became effective January 1, 1995. The Company matches 50% of employee contributions to the plan up to 6% of an employee's base compensation ("Matching Contributions"). In addition, the Company may make additional contributions at the discretion of the Board of Directors. Employees who complete one year of service are eligible to participate and are always vested 100% in the Matching Contributions. Vesting in discretionary contributions is based on years of service with 100% vesting after seven years.

  This plan replaced all other plans of the Company with the exception of a nonqualified defined benefit supplemental retirement plan.

  The nonqualified defined benefit supplemental retirement plan covers certain key employees and is not funded. Benefits under this plan are based on years of service and defined levels of compensation. No new enrollments are permitted into the plan and salary levels under the plan have been frozen.

  The Company had a qualified noncontributory defined benefit pension plan covering certain eligible domestic employees of a subsidiary. This plan was terminated on February 22, 1995 and all obligations were settled. The Company also had a qualified noncontributory defined benefit pension plan covering certain eligible domestic employees in the discontinued apparel operation. As part of the agreement to sell the apparel operation, the purchaser assumed all obligations under this plan. The Company's funding policy was to contribute annually the maximum amount that could be deducted for Federal income tax purposes.

  The Company also had a defined benefit plan maintained for eligible employees of certain United Kingdom subsidiaries included in the discontinued apparel operation. The plan was funded annually for the maximum amount permitted by statute. The benefits were based on years of service and defined levels of compensation.

  The following table sets forth the funded status of the nonqualified defined supplemental retirement plan at December 31, 1996 and 1995:

                                                      1996          1995
                                                  NON-QUALIFIED NON-QUALIFIED
                                                  ------------- -------------
      Actuarial present value of benefit
       obligations:
        Vested benefit obligation................    $(1,419)      $(1,450)
        Accumulated benefit obligation...........    $(1,429)      $(1,514)
                                                     -------       -------
      Projected benefit obligation...............    $(1,429)      $(1,514)
                                                     -------       -------
      Unrecognized net loss (gain)...............         20           (32)
      Unrecognized net transition obligation.....         --            26
                                                     -------       -------
      Accrued pension liability..................    $(1,409)      $(1,520)
                                                     -------       -------

  Net periodic pension cost of 1996 and 1995 (excluding the United Kingdom Plan assumed in the Apparel sale) includes the following components:

                                      INTEREST COST ACTUAL                NET
                                      ON PROJECTED  RETURN     NET      PERIODIC
                              SERVICE    BENEFIT      ON   AMORTIZATION PENSION
                               COST    OBLIGATIONS  ASSETS AND DEFERRAL   COST
                              ------- ------------- ------ ------------ --------
   1996
   Non-Qualified............    $12        104        --        26        $142
   1995
   Non-Qualified............    $31        133        --        26        $190
   Qualified................     --         12       (26)       (5)       $(19)
                                                                          ----
                                                                          $171
                                                                          ----

  The actuarial assumptions used for each of the plans for 1996 and 1995 are as follows:

                                                            QUALIFIED    NON-
                                                  QUALIFIED SUBSIDIARY QUALIFIED
                                                    PLAN       PLAN      PLAN
                                                  --------- ---------- ---------
   1996
   Weighted average discounts used in
    determining the actuarial present value of
    the projected benefit obligation............     n/a        n/a      7.25%
   Rates of increase in future compensation lev-
    els.........................................     n/a        n/a       n/a
   Expected long-term rates of return on as-
    sets........................................     n/a        n/a       n/a
   1995
   Weighted average discounts used in
    determining the actuarial present value of
    the projected benefit obligation............     n/a        n/a      7.00%
   Rates of increase in future compensation lev-
    els.........................................     n/a       5.00%      n/a
   Expected long-term rates of return on
   assets.......................................     n/a       8.50%      n/a

  Prior to January 1, 1995 certain subsidiaries had non-contributory profit-sharing plans and defined contribution pensions plans providing for minimum contributions based upon defined levels of subsidiary income or employee compensation.

  Pension and profit-sharing expense for the years ended December 31, 1996 and 1995 amounted to approximately $3,761 and $3,553, respectively.

  A subsidiary of the Company, acquired in 1993, provides certain health care benefits for eligible retired employees. The status of the plan at December 31, 1996 and 1995 is as follows:

                                 1996    1995
                                ------  ------
      Accumulated
       postretirement benefit
       obligation ("APBO")....  $1,376  $1,323
      Unrecognized prior serv-
       ice cost...............    (260)   (279)
      Unrecognized net loss...    (336)   (264)
                                ------  ------
      Accrued postretirement
       benefit cost...........  $  780  $  780
                                ======  ======

  The postretirement benefit cost in 1996 and 1995 included the following components:

                                                                     1996  1995
                                                                     ----- ----
      Interest cost on APBO......................................... $  84 $ 98
      Net amortization and deferral.................................    29   22
                                                                     ----- ----
                                                                     $ 113 $120
                                                                     ===== ====

  The plan is unfunded. This discount rate used in determining APBO was 6.50% at December 31, 1996 and 1995. The assumed health care trend rate assumed for 1997 was 9.5%. Increasing assumed health care trends one percentage point will increase the APBO by $167 as of December 31, 1996.

  The Company's Employee Stock Ownership Plan provided eligible employees with an opportunity to purchase the Company's common stock through payroll deductions, which were matched by the Company, subject to certain limitations. Contributions to the plan were invested by an independent trustee in common stock of the Company. Effective January 1, 1995, this plan was merged into the Rexel, Inc. Section 401(k) Saving Loan.

9. INCOME TAXES

  The Company and its U.S. subsidiaries file Federal income tax returns on a consolidated basis. The provision (benefit) for income taxes has been classified as follows in the consolidated statements of income:

                                                                 1996    1995
                                                               -------- -------
      Tax provision from continuing operations................ $ 21,728 $16,579
      Tax benefit for discontinued operations.................      --      --
      Tax benefit for extraordinary charge....................      --     (837)
                                                               -------- -------
                                                               $ 21,728 $15,742
                                                               ======== =======

  The provision (benefit) for income taxes is comprised of the following:

                                                                 1996    1995
                                                                ------- -------
       Federal:
         Current............................................... $17,486 $17,019
         Deferred..............................................   1,230  (4,465)
       State and local:
         Current...............................................   2,814   3,496
         Deferred..............................................     198    (308)
       Foreign:
         Current...............................................     --      --
         Deferred..............................................     --      --
                                                                ------- -------
                                                                $21,728 $15,742
                                                                ------- -------

  Deferred income taxes result from temporary differences in the recognition of revenue and expenses for financial statement and income tax reporting purposes. The tax effects of each as of December 31, 1996 and 1995 are as follows:

                                                                1996    1995
                                                               ------  -------
   Deferred tax assets:
     Accounts receivable.....................................  $1,228  $ 1,562
     Inventory...............................................   2,348    1,896
     Other liabilities and reserves..........................   2,437    2,745
     Costs incurred in connection with the Rexel, S.A. acqui-
      sition of Rexel, Inc. .................................   1,406    1,233
   Federal foreign tax credit carryforward...................      22      --
   State net operating loss carryforwards....................     892    1,278
   Valuation allowance.......................................    (760)  (1,097)
                                                               ------  -------
   Total deferred tax assets.................................   7,573    7,617
                                                               ------  -------
   Deferred tax liabilities:
     Property, plant and equipment...........................   4,939    2,295
     Book/tax difference on asset valuation upon acquisi-
      tion...................................................   1,860    2,668
                                                               ------  -------
     Total deferred tax liabilities..........................   6,799    4,963
                                                               ------  -------
     Net deferred tax assets.................................  $  774  $ 2,654
                                                               ------  -------

  The change in the valuation allowance between 1996 and 1995 of $337 resulted from updating estimates of state and local net operating loss utilization.

  Income before income taxes is comprised of the following:

                                                                 1996    1995
                                                                ------- -------
      Continuing operations:
        Domestic............................................... $51,062 $37,607
        Foreign................................................      63      72
                                                                ------- -------
                                                                 51,125  37,679
      Discontinued operations..................................     --      --
      Extraordinary charge.....................................     --   (2,162)
                                                                ------- -------
                                                                $51,125 $35,517
                                                                ------- -------

  A reconciliation for 1996 and 1995 between the amount computed using the Federal income tax rate and the effective rate of tax on income (loss), including discontinued operations, but excluding extraordinary charge, is as follows:

                                                                     1996  1995
                                                                     ----  ----
     Statutory Federal income tax rate.............................  35.0% 35.0%
     State and local income taxes, net of Federal income tax ef-
      fect.........................................................   3.8   5.2
     Amortization of goodwill......................................   0.7   0.8
     Costs incurred in connection with the Rexel, S.A. acquisition
      of Rexel, Inc................................................    --    --
     (Decrease) in taxes resulting from foreign income subject to foreign income tax but not expected to be subject to U.S. tax
      in foreseeable future........................................    --  (0.1)
     Increase (decrease) in deferred tax asset valuation allow-
      ance.........................................................  (0.7)   --
     Other, net....................................................   3.7   3.1
                                                                     ----  ----
       Effective tax rate..........................................  42.5% 44.0%
                                                                     ----  ----

10. COMMITMENTS AND CONTINGENCIES

   December 31, 1996, annual minimum rental commitments under noncancelable operating leases, primarily for real property, are summarized as follows:

            1997................................. $10,133
            1998.................................   8,058
            1999.................................   5,942
            2000.................................   4,366
            2001.................................   2,916
            2002 and thereafter..................   6,069
                                                  -------
                                                  $37,384
                                                  =======

  The minimum annual commitments include amounts payable to an officer of the Company and/or members of his and his wife's family for certain of the Company's distribution centers as follows: 1997--$737; 1998--$727; 1999--$717; 2000--$717; 2001--$694; thereafter--$172.

  Total rent expense charged to operations for the years ended December 31, 1996 and 1995 amounted to approximately $10,783 and $9,498, respectively.

  In the normal course of business, the Company is sometimes named as a defendant in litigation. In the opinion of management, based upon the advice of counsel, any uninsured liability which may result from the resolution of any present litigation or asserted claim will not have a material effect on the Company's financial position, results of operations or cash flows.

11. ACCOUNTS AND NOTES PAYABLE--TRADE, AND OTHER LIABILITIES

  Accounts and notes payable--trade and other liabilities consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
      Accounts and other payables--trade..................... $122,620 $107,341
      Salaries, wages and other compensation.................   15,441   16,794
      Pensions, profit sharing and employee benefits.........    5,231    4,781
      Taxes, other than income taxes.........................    3,906    2,371
      Interest...............................................    1,105    1,267
      Other..................................................   13,074   14,477
                                                              -------- --------
                                                              $161,377 $147,031
                                                              -------- --------

12. RELATED PARTY TRANSACTIONS

  The Company and Rexel, S.A. have entered into a Services Agreement, dated as of November 1, 1995. The Services Agreement was negotiated and approved by a special committee of the Board of Directors consisting of persons who are neither officers nor directors of Rexel, S.A. or its affiliates nor have a material financial relationship with Rexel, S.A. and its affiliates. Under this agreement, in consideration for the benefits to the Company arising from its association with the world-wide business of Rexel, S.A., including without limitation, in matters relating to customers, suppliers, employers, business methods and know-how and financial expertise, the Company has agreed to pay to Rexel, S.A. $600 per year (commencing with 1995). In addition, Rexel, S.A. has agreed to provide consulting services to the Company relating to specific projects at the request of the Company at a rate 10% higher than the costs to Rexel, S.A. of providing such services (including, in the case of employees of Rexel, S.A., costs based on the wages, social insurance payments and allocated overhead and general corporate expenses attributable to such employees). Any payment for consulting services must be approved by the Audit Committee of the Board of Directors (excluding any member thereof who is an officer or director of Rexel, S.A. or any of its affiliates or a person that has a material financial relationship with Rexel, S.A. or any of its affiliates). During 1996 and 1995, the Company requested from Rexel, S.A. services valued at $200 and $340, respectively, relating to the development of training programs, logistics, marketing and accounting consulting, enhancement of cash management and treasury systems and a global agreement on implementation of an inventory management system. In addition, pursuant to the agreement, Rexel, S.A. consented to the use by the Company of the name "Rexel." The Services Agreement is effective through December 31, 1996, subject to automatic renewal for successive one year terms unless terminated on 30 days notice given by either party prior to the commencement of a renewal term.

13. SUBSEQUENT EVENT

  On January 17, 1997, the Company acquired the assets of Southland Electrical Supply Company, a distributor of electrical parts and supplies with eight locations in Kentucky for a cash purchase price of approximately $25.0 million.

                                                                      SCHEDULE V

UNAUDITED FINANCIAL STATEMENTS (AND RELATED NOTES) FOR THE COMPANY FOR THE SIX-
                   MONTH PERIODS ENDED JUNE 30, 1997 AND 1996

                                  REXEL, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (000'S OMITTED, EXCEPT FOR SHARE AMOUNTS)

                                                        JUNE 30,   DECEMBER 31,
                                                          1997         1996
                                                       ----------- ------------
                                                       (UNAUDITED)
ASSETS
Current Assets........................................  $ 16,190     $ 14,396
  Cash................................................   187,406      156,450
  Accounts and Notes Receivable--Net..................   125,346      117,657
  Prepaid Expenses and Other Current Assets...........     8,598       10,423
  Deferred Income Taxes...............................     4,088        3,747
                                                        --------     --------
    Total Current Assets..............................   341,628      302,673
Investments and Noncurrent Receivables................       192          814
Fixed Assets--Net.....................................    47,511       48,218
Other Assets..........................................     3,503        3,286
Goodwill--Net.........................................    91,690       73,947
                                                        --------     --------
                                                        $484,524     $428,938
                                                        ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-Term Debt.....................................  $ 37,100     $ 25,500
  Current Portion of Long-Term Debt...................     7,708        7,737
  Accounts Payable--Trade and Other Liabilities.......   188,293      161,377
  Income Taxes Payable................................     4,721        2,186
                                                        --------     --------
    Total Current Liabilities.........................   237,822      196,800
Long-Term Debt........................................    22,053       29,582
Other Long-Term Liabilities...........................     5,936        3,476
Deferred Income Taxes.................................     2,774        2,973
Stockholders' Equity
  Preferred Stock (Authorized 2,000,000 Shares, None
   Issued)............................................         0            0
  Common Stock (26,654,933 and 26,313,633 Shares
   Issued)............................................    26,655       26,314
  Capital Surplus.....................................    98,261       94,706
  Retained Earnings...................................    95,912       79,976
  Treasury Stock, at Cost (621,243 Shares)............    (4,889)      (4,889)
                                                        --------     --------
                                                         215,939      196,107
                                                        --------     --------
                                                        $484,524     $428,938
                                                        ========     ========

      See accompanying notes to unaudited condensed consolidated financial statements.

                                  REXEL, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (000'S OMITTED, EXCEPT FOR SHARE AMOUNTS)

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                             -----------------
                                                               1997     1996
                                                             -------- --------
                                                                (UNAUDITED)
Net Sales................................................... $666,834 $556,648
Cost of Goods Sold..........................................  528,962  439,323
                                                             -------- --------
  Gross Profit..............................................  137,872  117,325
Selling and Administrative Expenses.........................  107,270   91,494
                                                             -------- --------
  Operating Profit..........................................   30,602   25,831
Interest Expense............................................    3,141    2,543
Other Income--Net...........................................      253      242
                                                             -------- --------
Income From Operations Before Income Taxes..................   27,714   23,530
Provision for Income Taxes..................................   11,778   10,353
                                                             -------- --------
Net Income.................................................. $ 15,936 $ 13,177
                                                             ======== ========
Net Income Per Common Share.................................     $.61     $.51
                                                             ======== ========
Weighted Average Number of Common and Common Equivalent
 Shares.....................................................   26,152   26,000
                                                             ======== ========


      See accompanying notes to unaudited condensed consolidated financial statements.

                                  REXEL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                                  -----------------
                                                                    1997     1996
                                                                  --------  -------
                                                                    (UNAUDITED)
Net Cash Provided By Operating Activities........................ $ 23,225  $ 6,399
                                                                  --------  -------
Cash Flows from Investing Activities:
  Capital Expenditures...........................................   (2,445)   2,584)
  Cash paid for Acquisitions.....................................  (25,146)       0
  Other Investing Activities.....................................    1,738     (137)
                                                                  --------  -------
    Net Cash Used in Investing Activities........................  (25,853)  (2,721)
                                                                  --------  -------
Cash Flows From Financing Activities
  Net Borrowings under Line of Credit Arrangement................   11,600    6,950
  Acquisition of Treasury Shares.................................        0      (19)
  Proceeds From Exercise of Stock Options........................    2,518       85
  Other Debt Payments and Financing Activities...................   (9,696)  (7,674)
                                                                  --------  -------
    Net Cash Provided By (Used In) Financing Activities..........    4,422     (658)
                                                                  --------  -------
Net Increase in Cash.............................................    1,794    3,020
Cash at Beginning of Period......................................   14,396   10,013
                                                                  --------  -------
Cash at End of Period............................................ $ 16,190  $13,033
                                                                  ========  =======
Supplemental information of business acquired:
  Fair value of assets required, other than cash................. $ 40,572
  Liabilities assumed............................................  (10,197)
  Liabilities issued to sellers..................................   (5,229)
                                                                  --------
  Cash paid for acquisitions..................................... $ 25,146
                                                                  ========


                             See accompanying notes
           to unaudited condensed consolidated financial statements.

                                  REXEL, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS

1. The accompanying financial information should be read in conjunction with the consolidated financial statements, including the notes thereto, for the year ended December 31, 1996. The condensed consolidated balance sheet as of December 31, 1996 has been summarized from the Company's audited consolidated balance sheet as of that date but does not include all disclosures required by generally accepted accounting principles.

2. Results for interim periods are not necessarily indicative of the results to be expected for the year. The accompanying financial information reflects all adjustments which are, in the opinion of Management, of a normal, recurring nature and necessary for a fair presentation of the results for the periods.

3. Inventories are stated at the lower of LIFO cost or market.

4. Net income per common share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the periods.

5. On August 7, 1996, the Company acquired the common stock of Utility Products Supply Co. of Denver, Colorado ("UPS"), a distributor of electrical products to the utility industries with locations in Colorado, Arizona, California and Kansas, for cash and deferred payments totaling $5.6 million.

  On November 12, 1996, the Company acquired the common stock of Cable & Connector Warehouse, Inc. of Dallas, Texas ("CCW") a distributor of electronic wire, cable, connectors and related apparatus to manufacturers of data and telecommunications products with locations in Louisiana, Texas, Colorado, California, Oregon and Kansas, for cash consideration of $20.2 million (including $0.2 million of acquisition costs), plus contingent consideration of up to $4.0 million based upon achieving certain operating results in 1997. Any contingent consideration will be recorded as additional purchase price.

  Effective January 1, 1997, the Company acquired the assets of Southland Electrical Supply Company ("Southland"), a distributor of electrical parts and supplies with eight locations in Kentucky for a cash purchase price (including $0.2 million of acquisition costs) of approximately $20.1 million and a future obligation of $4.7 million.

  On April 29, 1997, the Company acquired the common stock of Chemco Electric Supply, Inc., ("Chemco") a distributor of electrical parts and supplies with three distribution centers located in Tampa, Bartow and Pinellas Park, Florida for a total consideration (including $0.2 million of acquisition costs) of approximately $5.5 million consisting of cash of $5.0 million and a future obligation of $0.5 million. Concurrent with the Chemco acquisition, the Company paid approximately $2.1 million of Chemco bank debt and received approximately $1.1 million from the seller as payment for the selling shareholder's debt to Chemco and the purchase of a life insurance policy.

  Each of these acquisitions has been recorded as a purchase, and the excess of the total purchase price over the fair value of the net assets acquired ($3.0 million for UPS, $13.7 million for CCW, $14.6 million for Southland and $4.3 million for Chemco) is being amortized over 40 years. Results of operations of the companies are included in the Company's financial statements from the respective dates of acquisition. The following table summarizes the effect on consolidated sales and income of the Company for the six months ended June 30, 1997 and 1996 on an unaudited pro forma basis, assuming the acquisitions had been consummated to January 1, 1996:

                                                       SIX MONTHS ENDED
                                                           JUNE 30,
                                                       -----------------
                                                         1997     1996
                                                       -------- --------
                                                         (IN THOUSANDS, EXCEPT
                                                        FOR PER SHARE AMOUNTS)
Net sales............................................. $673,485 $631,499
                                                       ======== ========
Net income............................................ $ 16,011 $ 13,959
                                                       ======== ========
Net income per share..................................     $.61     $.54
                                                       ======== ========

  The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been consummated on January 1, 1996 or are they necessarily indicative of future operating results.

                                                                     SCHEDULE VI

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                   REXEL S.A.

                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.

                                      AND

                                  REXEL, INC.

                                OCTOBER 17, 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

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 ARTICLE I   THE OFFER..................................................   VI-1
             SECTION 1.01. The Offer...................................    VI-1
             SECTION 1.02. Company Action..............................    VI-2
 ARTICLE II  THE MERGER.................................................   VI-3
             SECTION 2.01. The Merger..................................    VI-3
             SECTION 2.02. Effective Time; Closing.....................    VI-3
             SECTION 2.03. Effect of the Merger........................    VI-4
             SECTION 2.04. Restated Certificate of Incorporation; By-
                           laws........................................    VI-4
             SECTION 2.05. Directors and Officers......................    VI-4
             SECTION 2.06. Conversion of Securities....................    VI-4
             SECTION 2.07. Options and Warrants........................    VI-4
             SECTION 2.08. Dissenting Shares...........................    VI-5
             SECTION 2.09. Surrender of Shares; Stock Transfer Books...    VI-5
             SECTION 2.10. Short-form Merger...........................    VI-6
             SECTION 2.11. Special Purpose Subsidiary..................    VI-6
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............   VI-6
             SECTION 3.01. Organization and Qualification;
                           Subsidiaries................................    VI-6
             SECTION 3.02. Certificate of Incorporation and By-laws....    VI-6
             SECTION 3.03. Capitalization..............................    VI-6
             SECTION 3.04. Authority Relative to this Agreement........    VI-7
             SECTION 3.05. No Conflict; Required Filings and Consents..    VI-7
             SECTION 3.06. Compliance..................................    VI-8
             SECTION 3.07. SEC Filings; Financial Statements...........    VI-8
             SECTION 3.08. Offer Documents; Schedule 14D-9; Schedule
                           13E-3; Proxy Statement......................    VI-8
             SECTION 3.09. Brokers.....................................    VI-9
 ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER
             SUBSIDIARY.................................................   VI-9
             SECTION 4.01. Corporate Organization......................    VI-9
             SECTION 4.02. Authority Relative to this Agreement........    VI-9
             SECTION 4.03. No Conflict; Required Filings and Consents..    VI-9
             SECTION 4.04. Offer Documents; Proxy Statement............   VI-10
             SECTION 4.05. Brokers.....................................   VI-10
             SECTION 4.06. Ownership of Merger Subsidiary..............   VI-10
             SECTION 4.07. Financing...................................   VI-11
             SECTION 4.08. Information Known by Parent or Certain
                           Subsidiaries................................   VI-11
 ARTICLE V   COVENANTS..................................................  VI-11
             SECTION 5.01. Conduct of the Business Pending the Merger..   VI-11
             SECTION 5.02. Shareholders' Meeting; Voting of Shares.....   VI-11
             SECTION 5.03. Proxy Statement.............................   VI-11
             SECTION 5.04. Access to Information; Confidentiality......   VI-12
             SECTION 5.05. Directors' and Officers' Indemnification and   VI-12
                           Insurance...................................
             SECTION 5.06. Notification of Certain Matters.............   VI-13
             SECTION 5.07. Further Action; Best Efforts................   VI-13
             SECTION 5.08. Public Announcements........................   VI-13
             SECTION 5.09. Financing...................................   VI-13


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 ARTICLE VI   CONDITIONS TO THE MERGER..................................  VI-14
              SECTION 6.01. Conditions to the Merger...................   VI-14
 ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER.........................  VI-14
              SECTION 7.01. Termination................................   VI-14
              SECTION 7.02. Effect of Termination......................   VI-15
              SECTION 7.03. Amendment..................................   VI-15
              SECTION 7.04. Waiver.....................................   VI-15
 ARTICLE VIII GENERAL PROVISIONS........................................  VI-15
              SECTION 8.01. Non-Survival of Representations, Warranties   VI-15
                            and Agreements.............................
              SECTION 8.02. Notices....................................   VI-15
              SECTION 8.03. Certain Definitions........................   VI-16
              SECTION 8.04. Severability...............................   VI-17
              SECTION 8.05. Entire Agreement; Assignment...............   VI-17
              SECTION 8.06. Parties in Interest........................   VI-17
              SECTION 8.07. Specific Performance.......................   VI-17
              SECTION 8.08. Fees and Expenses..........................   VI-17
              SECTION 8.09. Governing Law..............................   VI-18
              SECTION 8.10. Headings...................................   VI-18
              SECTION 8.11. Counterparts...............................   VI-18
              SECTION 8.12. Consent to Jurisdiction; Appointment of
                            Agent for Service of Process...............   VI-18
 ANNEX A:     Conditions to Offer.......................................  VI-19

  AGREEMENT AND PLAN OF MERGER, dated as of October 17, 1997 (this "Agreement"), among REXEL S.A., a French societe anonyme (hereinafter "Parent"), INTERNATIONAL TECHNICAL DISTRIBUTORS, INC., a New York corporation and a direct, wholly owned subsidiary of Parent ("Merger Subsidiary"), and REXEL, INC., a New York corporation (the "Company").

  WHEREAS, Parent beneficially owns approximately 50.5% (the "Parent Shares") of the Common Stock, par value $1.00 per share, of the Company (the "Shares");

  WHEREAS, Parent has proposed that the Merger Subsidiary or, at the option of the Parent, a direct, wholly owned subsidiary of the Merger Subsidiary incorporated in New York for such purpose (the "Special Purpose Subsidiary"), acquire all of the issued and outstanding Shares not beneficially owned by Parent or the Merger Subsidiary (references to the Parent shall, where the context so requires, be deemed to refer to the Merger Subsidiary and/or the Special Purpose Subsidiary as well, and references to the Merger Subsidiary shall, where the context so requires, be deemed to refer to the Special Purpose Subsidiary as well);

  WHEREAS, the Board of Directors of the Company (the "Board") and a special committee comprised of three independent directors of the Board (the "Special Committee") have determined that it is in the best interests of the Shareholders of the Company to approve Parent's proposed acquisition and have voted (i) to recommend that the shareholders of the Company accept the Offer (as defined below) and tender their Shares pursuant to the Offer and (ii) to approve the merger (the "Merger") of Merger Subsidiary with and into the Company, with the Company being the surviving corporation, in accordance with the New York Business Corporation Law (the "NYBCL") following consummation of the Offer;

  WHEREAS, it is proposed that Parent will make a cash tender offer (the "Offer") in compliance with Section 14(d)(1) of the Exchange Act (as defined below) and the rules and regulations promulgated thereunder to acquire all the issued and outstanding Shares for $22.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount") net to the seller in cash, upon the terms and subject to the conditions of this Agreement; and that the Offer will be followed by the Merger, pursuant to which each issued and outstanding Share not beneficially owned by Parent will be converted into the right to receive the Per Share Amount, upon the terms and subject to the conditions provided herein; and

  WHEREAS, the Special Committee has received the opinion of Wasserstein Perella & Co., Inc. ("Wasserstein") that, based on, and subject to, the various assumptions and qualifications set forth in such opinion, as of the date thereof, the consideration to be received by the holders of Shares (other than Parent and the Merger Subsidiary) pursuant to the Offer and the Merger is fair to such holders from a financial point of view;

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Subsidiary and the Company hereby agree as follows:

                                   ARTICLE I

                                   THE OFFER
                                   ---------

  SECTION 1.01. The Offer. (a) Provided that this Agreement shall not have
                ----------
been terminated in accordance with Section 7.01, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, commence within the meaning of Rule 14d-2 under the Exchange Act (as hereinafter defined) the Offer as promptly as practicable after the date hereof, but in no event later than five business days after the initial public announcement of Parent's intention to commence the Offer. The Offer shall have a scheduled Expiration date 20 business days following commencement of the Offer (the "Initial Expiration Date"). Notwithstanding any contrary provision of this Agreement, Merger Subsidiary
(i) if so requested by the Company at the direction of the Special Committee, will extend the Offer for up to ten business days in the event upon the Initial Expiration

Date, Merger Subsidiary shall not have accepted for payment Shares pursuant to the Offer as a result of one or more of the conditions set forth in Annex A hereto not having been satisfied or waived by Merger Subsidiary, (ii) at its discretion may determine from time to time to extend the Offer for no more than an aggregate of ten business days following the later of the Initial Expiration Date and the first expiration date thereafter on which all of the conditions set forth in Annex A shall have been satisfied or waived, if applicable, provided, however, that in the event that Parent extends the Offer pursuant to this clause (ii) all of the conditions to the Offer shall be deemed to have been irrevocably satisfied for all purposes of the Offer and shall not be asserted by Parent as a basis for not consummating the Offer and
(iii) may, from time to time at its discretion, extend the Offer in increments of up to ten business days each, if one or more of the conditions set forth in Annex A shall not have been satisfied or waived. Parent shall not accept for payment any Shares tendered pursuant to the Offer unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, constitutes at least a majority of the Shares not beneficially owned by Parent or Merger Subsidiary on a fully diluted basis (the "Minimum Condition"). In addition to the Minimum Condition, the obligation of Parent to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject only to the satisfaction of the conditions set forth in Annex A hereto. Parent expressly reserves the right to increase the Per Share Amount. Without the prior consent of the Special Committee, Parent will not (i) decrease the Per Share Amount (ii) change the number of Shares to be purchased in the Offer (iii) change the form of the consideration payable in the Offer (iv) amend or add to the conditions to the Offer set forth in Annex A hereto; or (v) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares. Under no circumstances shall Parent waive the Minimum Condition. The Per Share Amount shall, subject to any applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Following the satisfaction or waiver of the conditions to the Offer, Parent shall cause Merger Subsidiary to accept for payment and pay for, in accordance with the terms of the Offer, all Shares validly tendered pursuant to the Offer and not withdrawn, as soon as it is permitted to do so pursuant to applicable law.

  (b) As soon as reasonably practicable on the date of commencement of the Offer, Parent shall file with the Securities and Exchange Commission (the "SEC") (i) a Tender Offer Statement on Schedule 14D-1, including the exhibits thereto (together with all amendments and supplements thereto, the "Schedule 14D-1"), including the exhibits thereto with respect to the Offer and (ii) a Rule 13e-3 Transaction Statement on Schedule 13E-3, including the exhibits thereto (together with all amendments and supplements thereto, the "Schedule 13E-3") with respect to the Offer and the other transactions contemplated hereby (the "Transactions"). The Schedule 14D-1 and the Schedule 13E-3 shall contain or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and any related summary advertisement (the Schedule 14D-1, the Schedule 13E-3, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer Documents"). Parent, Merger Subsidiary and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents which shall have become materially incorrect or misleading, and Parent and Merger Subsidiary further agree to take all steps necessary to cause the Schedule 14D-1 and the Schedule 13E-3 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable Law (as defined hereinafter). The Company, the Special Committee and their respective counsel shall be given the opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. Parent and Merger Subsidiary shall provide the Company, the Special Committee and their respective counsel with a copy of any written comments or telephonic notification of any oral comments Parent or Merger Subsidiary may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt thereof. Parent and its counsel shall provide the Company and the Special Committee and their respective counsel with a reasonable opportunity to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Transactions or this Agreement.

  SECTION 1.02. Company Action.  (a) The Company hereby consents to the Offer
                ---------------
and represents that (i) the Special Committee and the Board at meetings duly called and held on October 17, 1997, have each, by unanimous vote of all directors present and voting, (A) determined that each of the Offer and the Merger, is fair to and in the best interests of the shareholders of the Company (other than Parent and Merger Subsidiary), (B) approved this Agreement and the Transactions and (C) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt this Agreement and the Merger; provided that such
                                                 --------
recommendation may be withdrawn, modified or amended to the extent the Board or the Special Committee deems it necessary to do so in the exercise of its fiduciary duties, as advised by independent counsel, and (ii) Wasserstein has delivered to the Special Committee a written opinion that, based on, and subject to, the various assumptions and qualifications set forth in such opinion, as of the date thereof the consideration to be received by the holders of Shares (other than Parent and the Merger Subsidiary) pursuant to the Offer and the Merger is fair to such holders from a financial point of view to the holders of Shares. A copy of such opinion has been provided to Parent. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Special Committee and the Board described in the immediately preceding sentence.

  (b) On the same day as the Parent first files the Schedule 14D-1 with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (together with all amendments and supplements thereto, the "Schedule 14D-9"), containing the recommendations of the Special Committee and the Board described in Section 1.02(a) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Exchange Act, and any other applicable federal securities laws or regulations. The Company, Parent and Merger Subsidiary agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become materially incorrect or misleading, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. The Company shall provide Parent and its counsel with a copy of any written comments or telephonic notification of any oral comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt thereof. The Company and its counsel shall provide Parent and its counsel with a reasonable opportunity to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Transactions or this Agreement.

  (c) In connection with the Transactions, the Company (i) shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares and (ii) shall furnish Parent with such additional information, including, without limitation, updated listings and computer files of shareholders, mailing labels and security position listings, and such other assistance as Parent, Merger Subsidiary or their agents may reasonably request in connection with the Offer and the Merger.

                                  ARTICLE II

                                  THE MERGER
                                  ----------

  SECTION 2.01. The Merger. Upon the terms and subject to the conditions set
                -----------
forth in this Agreement, and in accordance with the NYBCL, at the Effective Time, as hereinafter defined, Merger Subsidiary shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

  SECTION 2.02. Effective Time; Closing. As promptly as practicable after the
                ------------------------
satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by delivering to the Secretary of State of the State of New York the Certificate of Merger in such form as may be required by, and executed and acknowledged in accordance with, the relevant provisions of the NYBCL (such documents being referred to collectively as the "Merger Documents"), and shall make all other filings and recordings required by applicable law in connection with the Merger. The Merger shall become effective at the time of filing of the appropriate Merger Documents with the Secretary of State of the State of New York, or at such later time, which shall be as soon as reasonably practicable, specified as the effective time in the Merger Documents (the "Effective Time"). Prior to such filing, a closing shall be held at the offices of McDermott, Will & Emery, 50 Rockefeller Plaza, New York, New York USA 10020, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in
Article VI.

  SECTION 2.03. Effect of the Merger. At the Effective Time, the effect of the
                ---------------------
Merger shall be as provided in the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

  SECTION 2.04. Restated Certificate of Incorporation; By-laws. (a) The
                -----------------------------------------------
Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation following the Effective Time until thereafter amended as provided by the NYBCL.

  (b) The By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation following the Effective Time until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

  SECTION 2.05. Directors and Officers. (a) The directors of the Company
                -----------------------
immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

  (b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

  SECTION 2.06. Conversion of Securities. At the Effective Time, by virtue of
                -------------------------
the Merger and without any action on the part of Merger Subsidiary, the Company or the holders of any of the following securities:

    (a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by Parent, Shares held in the treasury of the Company and Dissenting Shares (as hereinafter defined)) shall be canceled and, subject to Section 2.08, shall be converted automatically into the right to receive from the Company an amount equal to the Per Share Amount in cash (the "Merger Consideration") payable, without interest, to the holder of each such Share, upon surrender, in the manner provided in Section 2.09, of the certificate that formerly evidenced such Share;

    (b) Each Share issued and outstanding immediately prior to the Effective Time owned directly or indirectly by Parent shall remain issued and outstanding and no payment or distribution shall be made with respect thereto;

    (c) Each share that is owned by the Company as treasury stock shall be canceled and no payment or distribution shall be made with respect thereto; and

    (d) Each share of Common Stock, par value $.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be canceled and no payment or distribution shall be made with respect thereto.

  SECTION 2.07. Options and Warrants. Immediately prior to the Effective Time,
                ---------------------
each outstanding option to purchase Shares (in each case, an "Option"), whether or not then exercisable, shall be canceled and each holder of a canceled Option shall be entitled to receive a payment (the "Exercise Amount") in cash from the Company, in consideration for the cancellation of each such Option, at the same time as the Merger

Consideration is received by the holders of Shares, equal to the product of
(i) the number of Shares to be issued upon the exercise of such Option and
(ii) the excess, if any, of the amount paid per Share pursuant to the Offer over the exercise price per Share previously subject to such Option.

  SECTION 2.08. Dissenting Shares. (a) Notwithstanding any provision of this
                ------------------
Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have filed with the Company, prior to the vote on the Merger by the Company's shareholders, a written notice of intention to demand that such shareholder be paid the fair value for his Shares if the proposed action is effected and thereafter demanded properly in writing payment of fair value for such Shares in accordance with, and otherwise complied in all respects with, Section 623 of the NYBCL (collectively, the "Dissenting Shares") shall be canceled but not be converted into or represent the right to receive the Merger Consideration. Such shareholders shall be entitled instead to receive payment of the court determined fair value of such Shares (which may be more than, equal to, or less than the Merger Consideration) in accordance with the provisions of such
Section 623, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to fair value for such Shares under such Section 623 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.09, of the certificate or certificates that formerly evidenced such Shares.

  (b) The Company shall give Parent (i) prompt notice of any demands for payment of fair value received by the Company, withdrawals of such demands, and any other instruments served pursuant to the NYBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for payment of fair value under the NYBCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for payment of fair value or offer to settle or settle any such demands.

  SECTION 2.09. Surrender of Shares; Stock Transfer Books. (a) Prior to the
                ------------------------------------------
Effective Time, Parent shall designate a bank or trust company to act as agent (the "Paying Agent") for the holders of Shares in connection with the Merger to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.06(a). Such funds shall be deposited with the Paying Agent by the Surviving Corporation promptly following the Effective Time and shall be invested by the Paying Agent as directed by the Surviving Corporation.

  (b) As soon as practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.06(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the "Certificates") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

  (c) At any time commencing 180 days after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the

Paying Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Parent, the Company nor the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

  (d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, except for Parent, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law.

  SECTION 2.10. Short-form Merger. If, following the termination of the Offer,
                ------------------
the Merger Subsidiary, together with all Shares held by Parent if the same shall have been transferred to the Merger Subsidiary, shall have acquired ownership of at least 90% of the Shares, then in lieu of effecting the Merger, the Board of Directors and shareholder of the Merger Subsidiary may cause the Merger Subsidiary to be merged with and into the Company in accordance with NYBCL Section 905. In such event, the foregoing provisions of this Article II shall apply, mutatis mutandis.

  SECTION 2.11. Special Purpose Subsidiary. At the option of the Parent, the
                ---------------------------
Merger may be effected through the Special Purpose Subsidiary in lieu of the Merger Subsidiary. Should the Parent so elect all references to the Merger Subsidiary in this Article II and elsewhere in this Agreement, shall, if required to effect such election, be deemed to refer to the Special Purpose Subsidiary.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
                 ---------------------------------------------

  The Company hereby represents and warrants to Parent and Merger Subsidiary that:

  SECTION 3.01. Organization and Qualification; Subsidiaries. Each of the
                ---------------------------------------------
Company and each material subsidiary of the Company (a "Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. The term "Material Adverse Effect" means any change or effect that is or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the Company and the Subsidiaries taken as a whole.

  SECTION 3.02. Certificate of Incorporation and By-laws. The Company has
                -----------------------------------------
heretofore furnished to Parent a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company. Such Certificate of Incorporation, By-laws or equivalent organizational documents are in full force and effect, and neither the Company nor any Subsidiary is in violation of any provision of its Certificate of Incorporation, By-laws or equivalent organizational documents.

  SECTION 3.03. Capitalization. The authorized capital stock of the Company
                ---------------
consists of 45,000,000 Shares and 2,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 1997, 26,055,290

Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and as of October 16, 1997, 628,000 options were outstanding pursuant to the Company's employee stock option plans, each such option entitling the holder thereof to purchase one Share. Except as set forth above, there are no options, warrants or other rights, agreements, arrangements or commitments of any character issued or authorized by the Company relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by the Company or another Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.

  SECTION 3.04. Authority Relative to this Agreement. The Company has all
                -------------------------------------
necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding Shares if and to the extent required by applicable law, and the filing and recordation of appropriate merger documents as required by the NYBCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors' rights generally from time to time in effect and to general equitable principles. The restrictions on business combinations contained in
Section 912 of the NYBCL have been satisfied with respect to the Transactions.

  SECTION 3.05. No Conflict; Required Filings and Consents. (a) Except as
                -------------------------------------------
disclosed on Schedule 3.05 of the disclosure letter from the Company to Merger Subsidiary dated as of the date hereof (the "Disclosure Letter"), the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent organizational documents of the Company or any Subsidiary (ii) to the best knowledge of the Company, and subject to compliance with the Laws (as defined below) and filings referred to in clause (i) of Section 3.05(b) hereof, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, or any other requirement or rule of law (a "Law"), applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) to the best knowledge of the Company result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of either of them is bound or affected, except in the case of each of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Offer, the Merger and the short-form merger referred to in Section 2.10 ("Short-Form Merger").

  (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), except (i) for applicable requirements, if any, of the Exchange Act, French securities laws, state securities or "blue sky" laws ("Blue Sky Laws") and state takeover laws and the filing of the applicable Merger Documents with the Secretary of State of the State of New York and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate have a Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of any of the Transactions.

  SECTION 3.06. Compliance. Except as previously disclosed to Parent, neither
                -----------
the Company nor any Subsidiary is in conflict with, or in default or violation of (i) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or
(ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of the Offer, the Merger and the Short-Form Merger.

  SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has filed
                ----------------------------------
all forms, reports and documents required to be filed by it with the SEC since December 31, 1995 (collectively, the "SEC Reports"). To the best knowledge of the Company, the SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

  (b) To the best knowledge of the Company, each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-Q under the Exchange Act) and each fairly presented the consolidated financial position, results of operations and changes in financial position of the Company and the consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, in all material respects except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments which are not expected to be material in amounts.

  (c) To the best knowledge of the Company, except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries at December 31, 1996, including the notes thereto, included in the Company's Annual Report on Form 10-K for the fiscal year then ended, or on the unaudited consolidated balance sheet of the Company and the consolidated Subsidiaries at June 30, 1997, including the notes thereto, included in the Company's Quarterly Report on Form 10-Q for the period then ended or in any other SEC Report filed prior to the date hereof, the Company and the consolidated Subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a consolidated balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 1997 or liabilities and obligations which would not have a Material Adverse Effect.

  SECTION 3.08. Offer Documents; Schedule 14D-9; Schedule 13E-3; Proxy
                ------------------------------------------------------
Statement. None of the information supplied by the Company specifically for
----------
inclusion in the Schedule 14D-9, the Offer Documents or the Schedule 13E-3 shall, at the respective times the Schedule 14D-9, the Offer Documents, the Schedule 13E-3 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Neither the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting (as hereinafter defined) nor the information statement to be sent to such shareholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the "Proxy Statement"), shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders' Meeting contain any untrue statement with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders' Meeting which shall have become materially incorrect or misleading. Notwithstanding the foregoing, the Company makes no representation and warranty with respect to information supplied by Parent, Merger Subsidiary or any of their representatives which is contained in any of the foregoing documents or the Offer Documents. The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act.

  SECTION 3.09. Brokers. No broker, finder or investment banker (other than
                --------
Wasserstein) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Wasserstein pursuant to which such firm would be entitled to any payment relating to the Transactions.

                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES
                        OF PARENT AND MERGER SUBSIDIARY
                        -------------------------------

  Parent and Merger Subsidiary hereby, jointly and severally, represent and warrant to the Company that:

  SECTION 4.01. Corporate Organization. Parent is a societe anonyme duly
                -----------------------
organized and validly existing under the laws of the Republic of France and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

  SECTION 4.02. Authority Relative to this Agreement. Each of Parent and
                -------------------------------------
Merger Subsidiary has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Subsidiary, the performance by Parent and Merger Subsidiary of their respective obligations hereunder and the consummation by Parent and Merger Subsidiary of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate Merger Documents as required by the NYBCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Subsidiary enforceable against each of Parent and Merger Subsidiary in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors' rights generally from time to time in effect and to general equitable principles.

  SECTION 4.03. No Conflict; Required Filings and Consents. (a) The execution
                -------------------------------------------
and delivery of this Agreement by Parent and Merger Subsidiary do not, and the performance of this Agreement by Parent and Merger Subsidiary will not (i) conflict with or violate the status (By-laws) of Parent or the Certificate of

Incorporation or By-laws of Merger Subsidiary (ii) conflict with or violate any Law applicable to Parent or Merger Subsidiary or by which any property or asset of either of them is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary or any property or asset of either of them is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent, individually or in the aggregate have a Parent Material Adverse Effect or materially delay the performance by Parent or Merger Subsidiary of any of its obligations under this Agreement or the consummation of any of the Transactions. The term "Parent Material Adverse Effect" means any change of effect that is or is reasonably likely to be materially adverse to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole.

  (b) The execution and delivery of this Agreement by Parent and Merger Subsidiary do not, and the performance of this Agreement by Parent and Merger Subsidiary will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, French securities laws, Blue Sky Laws and state takeover laws, and the filing of the applicable Merger Documents with the Secretary of State of the State of New York and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the performance by Parent or Merger Subsidiary of any of its obligations under this Agreement or the consummation of any of the Transactions.

  SECTION 4.04. Offer Documents; Proxy Statement. None of the Offer Documents
                ---------------------------------
nor any of the information supplied by Parent or Merger Subsidiary specifically for inclusion in the Schedule 14D-9 shall, at the time the respective documents or the Schedule 14D-9 are filed with the SEC or published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Statement will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company, or at the time of the Shareholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is incorrect or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not materially incorrect or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders' Meeting which shall have become materially incorrect or misleading. Notwithstanding the foregoing, Parent and Merger Subsidiary make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in any of the foregoing documents or the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

  SECTION 4.05. Brokers. No broker, finder or investment banker (other than
                --------
J.P. Morgan Securities, Inc.) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Subsidiary.

  SECTION 4.06. Ownership of Merger Subsidiary. As of the date hereof and
                -------------------------------
through and including the Effective Time, all of the outstanding capital stock of the Merger Subsidiary will be owned directly or indirectly by Parent. As of the date hereof and through and including the Effective Time, there will be no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Subsidiary is a party of any character relating to the issued or unissued capital stock of, or other equity interests in, Merger Subsidiary or obligating Merger Subsidiary to grant, issue or sell any shares of the capital stock of, or other equity interests in, Merger Subsidiary, by sale, lease, license or otherwise, except as related to the financing of the Offer. There are no obligations, contingent or otherwise, of Merger Subsidiary to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Subsidiary.

  SECTION 4.07. Financing. Parent has or will have available, prior to the
                ----------
expiration of the Offer, and will, as necessary, provide to Merger Subsidiary on a timely basis, sufficient funds to enable Parent and Merger Subsidiary to consummate the Offer, the Merger and the other transactions contemplated hereby and to pay all related fees and expenses.

  SECTION 4.08. Information Known by Parent or Certain Subsidiaries. As of the
                ----------------------------------------------------
date hereof, neither Parent nor any of its subsidiaries (other than the Company and its subsidiaries) has actual knowledge of any breach by the Company of any of its representations and warranties set forth in Article III hereof.

                                   ARTICLE V

                                   COVENANTS
                                   ---------

  SECTION 5.01. Conduct of the Business Pending the Merger. The Company
                -------------------------------------------
covenants and agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations.

  SECTION 5.02. Shareholders' Meeting; Voting of Shares. If necessary in order
                ----------------------------------------
to consummate the Merger, the Company, acting through the Board, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws (a) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on this Agreement and the Transactions (the "Shareholders' Meeting") and (b) (i) include in the Proxy Statement the recommendation of the Board and the Special Committee that the shareholders of the Company approve and adopt this Agreement and the Merger, subject to their respective fiduciary duties as advised by independent counsel and (ii) use its reasonable best efforts to obtain such approval and adoption. At the Shareholders' Meeting, or any other meeting of Shareholders called for the purpose, each of Parent and Merger Subsidiary shall cause all Shares beneficially owned and hereafter acquired, including without limitation pursuant to the Offer, by it and its subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Transactions.

  SECTION 5.03. Proxy Statement. If required by applicable law, as soon as
                ----------------
practicable following consummation of the Offer, the Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Merger Subsidiary and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Subsidiary agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Shareholders' Meeting at the earliest practicable time.

  SECTION 5.04. Access to Information; Confidentiality. (a) From the date
                ---------------------------------------
hereof to the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents, including financing sources, of Parent and Merger Subsidiary reasonable access during normal business hours and without disrupting the orderly conduct of business by the Company and its Subsidiaries to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Merger Subsidiary with all financial, operating and other data and information as Parent or Merger Subsidiary, through its officers, employees or agents, may reasonably request.

  (b) No investigation pursuant to this Section 5.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

  SECTION 5.05. Directors' and Officers' Indemnification and Insurance. (a)
                -------------------------------------------------------
The By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article IX of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

  (b) The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary, including but not limited to the members of the Special Committee (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses as they are incurred in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the NYBCL, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under the NYBCL). In the event of any such claim, action, suit, proceeding or investigation (i) the Company or the Surviving Corporation, as the case may be, shall pay the fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further that neither the Company nor the Surviving Corporation shall be obligated pursuant to this
Section 5.05(b) to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except (x) that the persons who served as directors of the Company who were not designees of Parent shall be entitled to retain one additional counsel (plus appropriate local counsel) to represent them at the expense of the Company or the Surviving Corporation, and (y) to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation; and provided further that, in the event that any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. All rights under this
Section 5.05(b) shall be deemed to be a contract between the Company and each of the Indemnified Parties.

  (c) The Company and, after the Effective Time, the Surviving Corporation shall maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company covering those persons who are currently covered by such policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions less favorable) with respect to matters occurring prior to the Effective Time.

  (d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any other person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or, at Parent's option, Parent, shall assume the obligations set forth (a) in this Section 5.05, (b) in the indemnification agreement dated October 8, 1997, between the Company and the members of the Special Committee and (c) in the indemnification agreements dated as of March 1, 1994, between the Company and certain directors and/or officers of the Company.

  SECTION 5.06. Notification of Certain Matters. The Company shall give prompt
                --------------------------------
notice to Merger Subsidiary and Parent, and Merger Subsidiary and Parent shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Parent or Merger Subsidiary, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  SECTION 5.07. Further Action; Best Efforts. Upon the terms and subject to
                -----------------------------
the conditions hereof, each of the parties hereto shall use its best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Entity and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and the Surviving Corporation shall use their best efforts to take all such action.

  SECTION 5.08. Public Announcements. Parent, Merger Subsidiary and the
                ---------------------
Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a securities exchange to which Parent or the Company is a party.

  SECTION 5.09. Financing. Parent shall ensure that it or Merger Subsidiary,
                ----------
as the case may be, has sufficient funds to acquire all the outstanding Shares in the Offer and the Merger and pay all related fees and expenses.

                                  ARTICLE VI

                           CONDITIONS TO THE MERGER
                           ------------------------

  SECTION 6.01. Conditions to the Merger. The respective obligations of each
                -------------------------
party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Shareholder Approval. This Agreement and the Merger shall have been
        ---------------------
  approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by the NYBCL and the Certificate of Incorporation and By-laws of the Company;

    (b) No Order. No Governmental Entity shall have enacted, issued,
        ---------
  promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of preventing or prohibiting consummation of the Merger or the effective operation of the business of the Company and the Subsidiaries after the Effective Time;

    (c) Offer. Merger Subsidiary or its permitted assignee shall have
        ------
  purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Merger Subsidiary if, in breach of this Agreement or the terms of the Offer, Parent fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER
                       ---------------------------------

  SECTION 7.01. Termination. This Agreement may be terminated and the Merger
                ------------
and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Merger Subsidiary and the Company at the direction of the Special Committee; or

    (b) by either Parent or the Company at the direction of the Special Committee if (i) the Effective Time shall not have occurred on or before March 31, 1998; provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

    (c) by Parent, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A hereto, Parent shall have terminated the Offer or permitted the Offer to expire in accordance with the terms of this Agreement without having accepted any Shares for payment thereunder, unless such termination or such expiration shall have been caused by or resulted from the failure of Parent or Merger Subsidiary to perform in any material respect any material covenant or agreement of either of them contained in this Agreement or the material breach by Parent or Merger Subsidiary of any material representation or warranty of either of them contained in this Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Merger Subsidiary its approval or recommendation of the Offer, this Agreement or the Merger or shall have resolved to do any of the foregoing; or

    (d) by the Company, upon direction of the Special Committee, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent shall have (i) failed to commence the Offer within 30 days following the date of this Agreement or
  (ii) terminated the Offer or permitted the Offer to expire without having accepted any Shares for payment thereunder unless such termination or such expiration shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in this Agreement or the material breach by the Company of any material representation or warranty of it contained in this Agreement; or

    (e) by the Company, upon direction of the Special Committee, if any representation or warranty of Parent and Merger Subsidiary in this Agreement which is qualified as to materiality shall not be true and correct in all respects or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement; or Parent or Merger Subsidiary shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Merger Subsidiary to be performed or complied with by it under this Agreement; or

    (f) by the Company, upon direction of the Special Committee, if the Special Committee shall have withdrawn or modified its approval or recommendation of the Offer, the Merger or this Agreement.

  SECTION 7.02. Effect of Termination. In the event of the termination of this
                ----------------------
Agreement pursuant to Section 7.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except
(i) as set forth in Section 8.01 and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

  SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto
                ----------
by action taken by or on behalf of their respective governing bodies (and, in the case of the Company, as approved by Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger, impose conditions to the Merger other than set forth in Section
6.01 or would otherwise amend or change the terms and conditions of the Merger in a manner adverse to the holders of the Shares (other than Parent and its affiliates) or would adversely affect the rights of the Indemnified Parties under Section 5.05. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  SECTION 7.04. Waiver. At any time prior to the Effective Time except as
                -------
otherwise provided in this Agreement, any party hereto may by action taken by or on behalf of its governing body (i) extend the time for the performance of any obligation or other act of any other party hereto (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein, other than the Minimum Condition. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and, in the case of any extension or waiver by which the Company is to be bound, only if approved by the Special Committee.

                                 ARTICLE VIII

                              GENERAL PROVISIONS
                              ------------------

  SECTION 8.01. Non-Survival of Representations, Warranties and Agreements.
                -----------------------------------------------------------
The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that (i) the agreements set forth in Articles II and VIII and Section 5.05 shall survive the Effective Time indefinitely and (ii) the agreements set forth in Article VIII shall survive the termination of this Agreement indefinitely.

  SECTION 8.02. Notices. All notices, requests, claims, demands and other
                --------
communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

    if to Parent or Merger Subsidiary:

      Rexel S.A.
      25, rue de Clichy
      75009 Paris
      France
      Telecopier No: (33-1) 42.85.09.98
      Attention: General Counsel

    with a copy to:

      McDermott, Will & Emery
      50 Rockefeller Plaza
      New York, New York 10020
      Telecopier No: (212) 547-5444
      Attention: Joel A. Adler, Esq.

    if to the Company:

      Rexel, Inc.
      150 Alhambra Circle
      Coral Gables, Florida 33134
      Telecopier No: (305) 446-8128
      Attention: General Counsel

    with copies to:

      Hughes, Hubbard & Reed LLP
      One Battery Park Plaza
      New York, New York 10004
      Telecopier No: (212) 422-4726
      Attention: John Hoyns, Esq.

                  and

      Skadden, Arps, Slate, Meagher & Flom LLP
      919 Third Avenue
      New York, New York 10022
      Telecopier No: (212) 735-2000
      Attention: Paul T. Schnell, Esq.

  SECTION 8.03. Certain Definitions. For purposes of this Agreement, the term:
                --------------------

    (a) "affiliate" of a specified person means a person who directly or
        -----------
  indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

    (b) "beneficial owner" with respect to any Shares means a person who
        ------------------
  shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly (ii) which such person or any of its affiliates or associates has, directly or indirectly (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

    (c) "business day" means any day on which the principal offices of the
        --------------
  SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York;

    (d) "control" (including the terms "controlled by" and "under common
        ---------                      ---------------     -------------
  control with") means the possession, directly or indirectly or as trustee
  -------------
  or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

    (e) "person" means an individual, corporation, partnership, limited
        --------
  partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

    (f) "subsidiary" or "subsidiaries" of the Company, the Surviving
        ------------    --------------
  Corporation, Parent or any other person means an affiliate controlled by Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

  SECTION 8.04. Severability. If any term or other provision of this Agreement
                -------------
is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

  SECTION 8.05. Entire Agreement; Assignment. This Agreement constitutes the
                -----------------------------
entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Subsidiary may assign all or any of their rights and obligations hereunder to any wholly-owned subsidiary Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

  SECTION 8.06. Parties in Interest. This Agreement shall be binding upon and
                --------------------
inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Section 2.07, Section
5.05 and Section 8.08 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

  SECTION 8.07. Specific Performance. The parties hereto agree that
                ---------------------
irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

  SECTION 8.08. Fees and Expenses. All fees and expenses incurred in
                ------------------
connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not such transactions are consummated; provided, however, that the parties hereto agree that any fees and expenses incurred by the Special Committee shall be paid by the Company.

  SECTION 8.09. Governing Law. This Agreement and any disputes between the
                --------------
parties related thereto shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of laws principle thereof). All actions and proceedings arising out of or relating to this Agreement shall be heard and exclusively determined in any New York state or federal court sitting in the County of New York and the parties hereto hereby consent to the jurisdiction of such courts in any such action or proceeding.

  SECTION 8.10. Headings. The descriptive headings contained in this Agreement
                ---------
are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

  SECTION 8.11. Counterparts. This Agreement may be executed in one or more
                -------------
counterparts (including by facsimile transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

  SECTION 8.12. Consent to Jurisdiction; Appointment of Agent for Service of
                ------------------------------------------------------------
Process. Parent hereby (a) irrevocably submits to the exclusive (except to the
--------
extent of an action to enforce a judgment relating hereto) jurisdiction of any New York State and Federal courts sitting in New York City with respect to such matters arising out of or relating hereto, (b) irrevocably agrees that all claims with respect to such action or proceeding may be heard and determined in such New York State or Federal court, (c) irrevocably waives the defense of an inconvenient forum, lack of personal jurisdiction and improper venue, (d) irrevocably consents to service of process upon it by mailing or delivering such service to its registered office at 25, rue de Clichy, 75009 Paris, France, (e) irrevocably agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (f) to the extent that it or its properties have or hereafter may acquire immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), waives such immunity in respect of its obligations under this Agreement. All parties hereto hereby irrevocably waive a trial by jury in any proceedings referred to in the preceding sentence.

  IN WITNESS WHEREOF, Parent, Merger Subsidiary and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                   REXEL S.A.


                                   /s/ Alain Redheuil
                                   ____________________________________________
                                   Name: Alain Redheuil
                                   Title: Chairman and Chief Executive Officer

                                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.


                                   /s/ Alain Redheuil
                                   ____________________________________________
                                   Name: Alain Redheuil
                                   Title: President

                                   REXEL, INC.


                                   /s/ Gilles P. Guinchard
                                   ____________________________________________
                                   Name: Gilles P. Guinchard
                                   Title: President

                                                                        ANNEX A

                            CONDITIONS TO THE OFFER
                            -----------------------

  Notwithstanding any other provision of the Offer, Parent shall not be required to accept for payment or pay, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer to the extent expressly provided in this Agreement and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of this Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

    (a) there shall have been instituted or be pending any action or proceeding by any Governmental Entity seeking to (i) make illegal or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent or any other affiliate of Parent or the consummation of the Merger; (ii) prohibit or limit materially the ownership or operation by Parent or Merger Subsidiary of all or any material portion of the business (as heretofore conducted) or assets (as heretofore owned or operated) of the Company or any of its subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Transactions; (iii) impose or confirm material limitations on the ability of Parent or any affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Parent pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Agreement and the Merger; or (iv) require divestiture by Parent or any affiliate of Parent of any Shares;

    (b) there shall have been any order or injunction issued, or any Law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, the Company or any subsidiary or affiliate of Parent or the Company which has resulted, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses
  (i) through (iv) of paragraph (a) above;

    (c) there shall have occurred any change, event or development that has a Material Adverse Effect;

    (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of the Company on the NYSE;
  (ii) any general suspension of, or limitation on prices for, trading in equity securities on the Paris Bourse; (iii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 25%; (iv) any change in currency exchange rates, measured from the close of business on the date of this Agreement, resulting in an increase of 20% or more in the Per Share Amount as translated from U.S. dollars into French Francs; (v) a commencement of war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the Republic of France; or (vi) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

    (e) (A) the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Merger Subsidiary the adoption or recommendation of the Offer, the Merger or the Agreement, or (B) the Special Committee shall have resolved to do any of the foregoing;

    (f) (1) any representation or warranty of the Company in this Agreement shall not be true and correct; provided in any such case, such representation and warranty shall continue to be incorrect in any material respect at the time of such termination; or (2) the Company shall have failed to perform in any respect any agreement or covenant of the Company to be performed or complied with by it under this Agreement, except in each case, where such representation or warranty not being true and correct or such failure to perform such agreements, and covenants does not have and would not be reasonably be likely have a Material Adverse Effect;

    (g) this Agreement shall have been terminated in accordance with its terms; or

    (h) Parent, Merger Subsidiary and the Company (acting at the direction of the Special Committee) shall have agreed that Parent shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable judgment of Parent in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to any such condition or may be waived by Parent in whole or in part at any time and from time to time in its reasonable discretion. The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each holder or his broker, dealer, commercial bank or other nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:
                       IBJ Schroder Bank & Trust Company


              By Mail:                     By Hand or Overnight Delivery:
             P.O. Box 84                           1 State Street
        Bowling Green Station                 New York, New York 10004
    New York, New York 10274-0084            Attn.: Reorganization Dept.
     Attn.: Reorganization Dept.          Securities Processing Window SC-1


                          By Facsimile Transmission:
                       (For Eligible Institutions Only)
                                (212) 858-2611


                  Confirm Receipt of Facsimile by Telephone:
                                (212) 858-2103


  Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                         [LOGO] MACKENZIE
                                PARTNERS, INC.

                                56 FIFTH AVENUE
                           NEW YORK, NEW YORK 10010
                       (212) 929-5500 (CALL COLLECT) OR
                        CALL TOLL FREE: (800) 322-2885

                     The Dealer Manager for the Offer is:


                               J.P. MORGAN & CO.
                                60 WALL STREET
                           NEW YORK, NEW YORK 10260
                         TELEPHONE: (212) 648-4808 OR
                        CALL TOLL FREE: (800) 292-9848